

Half-Year
Financial Report
at June 30, 2014

Contents

This document has been translated into English solely for the convenience of the readers.
In the event of discrepancy, the Italian language version prevails.

The Telecom Italia Group

The Business Units

DOMESTIC

The **Domestic Business Unit** operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators.

In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

Olivetti operates in the area of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets.

CORE DOMESTIC
- Consumer
- Business
- National Wholesale
- Other (Support Structures)

INTERNATIONAL WHOLESALE
Telecom Italia Sparkle group
- Telecom Italia Sparkle S.p.A.
- Lan Med Nautilus group

OLIVETTI
Olivetti group
- Olivetti S.p.A.

BRAZIL

The **Brazil Business Unit (Tim Brasil group)** offers services using UMTS, GSM and LTE technologies. Moreover, with the acquisitions and subsequent integrations into the group of InteligTelecomunicações, Tim Fiber RJ and Tim Fiber SP, the services portfolio has been extended by offering fiber optic data transmission using full IP technology such as DWDM and MPLS and by offering residential broadband services.

Tim BrasilServiços e ParticipaçõesS.A.
- Tim Participações S.A.
  – InteligTelecomunicaçõesLtda
  – Tim Celular S.A.

MEDIA

Media operates in the management of analog and digital broadcasting networks and accessory services of television broadcasting platforms.

Telecom Italia Media S.p.A.
- TI Media Broadcasting S.r.l.
  – Rete AS.p.A.

Board of Directors

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar DavideBenello (independent) Lucia Calvosa (independent) FlavioCattaneo (independent) Laura Cioli (independent) Francesca Cornelli (independent) Jean Paul Fitoussi Giorgina Gallo (independent) Denise Kingsmill (independent) Luca Marzotto (independent) Giorgio Valerio (independent)
Secretary to the Board	Antonino Cusimano

Board of Statutory Auditors

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
	GianlucaPonzellini
	Salvatore Spiniello
	FerdinandoSupertiFurga
Alternate Auditors	Ugo Rock
	Vittorio Mariani
	Franco Patti
	Fabrizio Riccardo Di Giusto

Highlights – Half-Year 2014

The first half of 2014 continued to be affected by recessionary pressures in the domestic market – where the signs of recovery are still very weak – and by the slowdown in the economies of Latin American countries.

The ongoing unfavorable economic scenario was accompanied by the continuing trend in the telecommunications market of an increase in innovative services and decline in traditional services. In this environment the beginning of a cooling and improvement of the competitive conditions in the domestic Mobile market could be seen. However, this was accompanied by a decrease in average revenues per customer from traditional services, not only in the Mobile, but also in the Fixed-Line market. To defend its customer base, Telecom Italia is continuing to position itself on the market with highly competitive deals, investing a portion of profits to clear the way for defense and net acquisition of customers, also using innovative convergent fixed-mobile deals supported by new technology (Fiber and LTE). Results also continued to be affected by the adverse impact of certain regulatory trends and factors.

In Brazil economic growth was modest and the average exchange rate depreciated by over 15% compared to the first half of 2013. In a scenario of greater competition pressure, the mobile customers market experienced a slowdown compared to the same period of the previous year. However this did not affect the growth of the Brazilian investee.

As regards Argentina, on November 13, 2013 the Telecom Italia Group accepted the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group (Argentina Business Unit). As a result, with effect from the financial statements at December 31, 2013, the Business Unit has been classified under Discontinued operations/Non-current assets held for sale.

Specifically, for the first half of 2014:

● Consolidated revenues amounted to 10.6 billion euros, down by 11.2% on the first half of 2013 (-6.5% in organic terms), while EBITDA fell to 4.3 billion euros, down 7.6% (-5.3% in organic terms). The organic EBITDA margin stood at 41.2%, 0.5 percentage points higher than in the first half of 2013.

● The Operating profit (EBIT) came to 2.2 billion euros; in the first half of 2013, following the goodwill impairment loss for Core Domestic of 2.2 billion euros the EBIT came to 0.1 billion euros.

● Profit for the period attributable to owners of the Parent totaled approximately 0.5 billion euros (versus a loss of 1.4 billion euros in the first half of 2013, due to the aforementioned goodwill impairment loss). Excluding the impact of the goodwill impairment loss, there would have been a profit for the first half 2013 of 0.8 billion euros.

● Adjusted Net Financial Debt came to 27.4 billion euros at June 30, 2014, an increase of 0.6 billion euros compared to the end of 2013, but down year-on-year by around 1.5 billion euros compared to June 30, 2013.

Financial Highlights

(millions of euros)	1st Half 2014	1st Half 2013	% Change Reported	Organic
Revenues	10,551	11,888	(11.2)	(6.5)
EBITDA [1]	4,345	4,701	(7.6)	(5.3)
EBITDA Margin	*41.2%*	*39.5%*	*1.7pp*	
Organic EBITDA Margin	*41.2%*	*40.7%*	*0.5pp*	
EBIT before goodwill impairment loss	2,225	2,314	(3.8)	
Goodwill impairment loss	*–*	*(2,187)*		
EBIT [1]	2,225	127	-	-
EBIT Margin	*21.1%*	*1.1%*	*-*	
Organic EBIT Margin	*21.1%*	*0.8%*	*-*	
Profit (loss) from Discontinued operations/Non-current assets held for sale	260	170	52.9	
Profit (loss) for the period attributable to owners of the Parent	543	(1,407)	-	
Capital expenditures (CAPEX)	1,707	1,962	(13.0)	
	06/30/2014	12/31/2013	Change Amount	
Adjusted net financial debt [1]	27,358	26,807	551	

(1) Details are provided under "Alternative Performance Measures". Starting from the Interim Management Report at March 31, 2014, the organic change in revenues, EBITDA and EBIT has been calculated excluding only the effects of the change in the scope of consolidation and exchange differences. Accordingly, unlike in the past, "non-organic" income/expenses are no longer considered.

You are reminded that, with effect from the consolidated financial statements at December 31, 2013, the Sofora – Telecom Argentina group has been classified as a discontinued operation. The comparative period has therefore been restated on a comparable basis.

Consolidated Operating Performance

Revenues

Revenues amounted to 10,551 million euros in the first half of 2014, down 11.2% from 11,888 million euros in the first half of 2013. The decrease of 1,337 million euros was essentially attributable to the Domestic Business Unit (-676 million euros) and the Brazil Business Unit (-611 million euros). The latter was particularly affected by weak exchange rates, which resulted in a depreciation of the Brazilian real against the euro of over 15% compared to the first half of 2013 (in terms of average rates).

In terms of organic change, consolidated revenues fell by 6.5% (-730 million euros), and were calculated as follows:

(millions of euros)	1st Half 2014	1st Half 2013	Change amount	Change %
HISTORICAL REVENUES	**10,551**	**11,888**	**(1,337)**	**(11.2)**
Foreign currency financial statements translation effect		(560)	560	-
Changes in the scope of consolidation		(47)	47	-
COMPARABLE REVENUES	**10,551**	**11,281**	**(730)**	**(6.5)**

Exchange rate fluctuations[1] mainly related to the Brazil Business Unit (-555 million euros), while the change in the scope of consolidation was the result of the sales of La7 S.r.l. and the MTV group, both in the Media Business Unit, in April and September 2013.

The breakdown of revenues by operating segment is the following:

(millions of euros)	1st Half 2014	% of	1st Half 2013	% of	Change amount	Change %	% organic
Domestic (*)	7,531	71.4	8,207	69.0	(676)	(8.2)	(8.2)
Core Domestic	*7,007*	*66.4*	*7,687*	*64.7*	*(680)*	*(8.8)*	*(8.8)*
International Wholesale	*601*	*5.7*	*596*	*5.0*	*5*	*0.8*	*1.7*
Olivetti	*106*	*1.0*	*124*	*1.0*	*(18)*	*(14.5)*	*(14.5)*
Brazil	3,009	28.5	3,620	30.5	(611)	(16.9)	(1.8)
Media and Other Operations (*)	31	0.3	88	0.7	(57)		
Adjustments and eliminations	*(20)*	*(0.2)*	*(27)*	*(0.2)*	*7*		
Consolidated Total	**10,551**	**100.0**	**11,888**	**100.0**	**(1,337)**	**(11.2)**	**(6.5)**

(*) Starting from 2014, the Domestic Business Unit includes also the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

The **Domestic Business Unit** (divided into Core Domestic, International Wholesale and Olivetti) recorded a decline of 676 million euros (-8.2%) in revenues for the first half of 2014, compared to the same period of 2013, and similar to the performance recorded in the first quarter (-8.3%). This performance was affected by the continuing adverse macroeconomic environment (which is showing much weaker signs of recovery than the forecasts) and the erosion of prices and ARPU on traditional services, due to the carryover of the effects of strong competition that characterized the previous year (particularly on Mobile services), which started to ease in the early months of 2014.

In detail:

---

(1) The average exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.14956 in the first half of 2014 and 2.66695 in the first half of 2013. The effect of the change in exchange rates is calculated by applying the foreign currency translation rates used for the current period to the period under comparison.

• Revenues from services amounted to 7,121 million euros, down by 8.8% compared to the first half of 2013. In particular, revenues from services in the Mobile business came to 2,237 million euros, a decrease of 366 million euros compared to the first half of 2013 (-14.1%). Revenues from Fixed-line services amounted to 5,378 million euros and were down by 465 million euros compared to 2013 (-8.0%);

• Product sales and change in work in progress recorded revenues of 410 million euros, slightly up on 2013 (+12 million euros), in both the Fixed-line and Mobile business.

For the **Brazil Business Unit**, organic revenues in the first half of 2014 were down 1.8% year-on-year. Revenues from services fell by 0.8% compared to the first half of 2013, essentially due to lower revenues from incoming traffic as a result of the reduction in the price for mobile termination. Handset revenues also showed a decline (-7.3% compared to the first half of 2013) mainly attributable to a reduction in sales volumes.
The total number of lines at June 30, 2014 was 74.2 million, an increase of 1% compared with December 31, 2013.

A more detailed analysis of revenue performance by individual Business Unit is provided in the section "Financial and Operating Highlights - The Business Units of the Telecom Italia Group".

EBITDA

EBITDA totaled 4,345 million euros (4,701 million euros in the first half of 2013), decreasing by 356 million euros compared to the corresponding period of 2013; the EBITDA margin was 41.2% (39.5% in the first half of 2013) an improvement of 1.7 percentage points.

Organic EBITDA was down 242 million euros (-5.3%) compared to the first half of 2013; the organic EBITDA margin was up 0.5 percentage points, from 40.7% in the first half of 2013 to 41.2% in the first half of 2014.

Organic EBITDA is calculated as follows:

(millions of euros)	1st Half 2014	1st Half 2013	Change	
			amount	%
HISTORICAL EBITDA	**4,345**	**4,701**	**(356)**	**(7.6)**
Foreign currency financial statements translation effect		(143)	143	-
Changes in the scope of consolidation		29	(29)	-
COMPARABLE EBITDA	**4,345**	**4,587**	**(242)**	**(5.3)**

Exchange rate fluctuationsmainly related to the Brazil Business Unit (-141 million euros), while the change in the scope of consolidation was the result of the sales of La7 S.r.l. and the MTV group.

Details of EBITDA and EBITDA Margins by operating segment are as follows:

(millions of euros)	1st Half 2014	% of	1st Half 2013	% of	Change amount	%	% organic
Domestic (*)	3,501	80.6	3,800	80.8	(299)	(7.9)	(7.8)
EBITDA Margin	46.5		46.3			0.2 pp	0.2 pp
Brazil	840	19.3	919	19.5	(79)	(8.6)	7.9
EBITDA Margin	27.9		25.4			2.5 pp	2.5 pp
Media and Other Operations (*)	6	0.1	(17)	(0.3)	23		
Adjustments and eliminations	(2)	–	(1)	–	(1)		
Consolidated Total	**4,345**	**100.0**	**4,701**	**100.0**	**(356)**	**(7.6)**	**(5.3)**
EBITDA Margin	*41.2*		*39.5*			*1.7pp*	*0.5pp*

(*) Starting from 2014, the Domestic Business Unit includes also the Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

EBITDA was particularly impacted by the change in the line items analyzed below:

● **Acquisition of goods and services (4,557 million euros; 5,298 million euros in the first half of 2013).**
  The reduction of 741 million euros was mainly due to the Brazil Business Unit for an amount of-510 million euros (including a negative exchange rate effect of 348 million euros) which also reflects the reduction in prices for interconnection services, with a decline in revenues due to other TLC operators. In contrast, the Domestic Business Unit reported a reduction of 177 million euros. The decrease in Acquisition of goods and services for the Domestic Business Unit also offset the higher costs, resulting from Telecom Italia's new market strategy aimed at gradually ceasing to subsidize handsets in "bundle deals". The new commercial strategy had a differential impact estimated at around 62 million euros of higher costs posted to the income statement in the first half of 2014 compared to the same period of the previous year. In the first half of 2013 the capitalized costs for subsidizing handsets(amortized over the term of the contract with the customer, from 24 to 30 months) amounted to 98 million euros.
  Further details are provided in the Note "Other intangible assets" of the Half-Year Condensed Consolidated Financial Statements at June 30, 2014 of the Telecom Italia Group.

- **Employee benefits expenses** (**1,596 million euros; 1,651 million euros in the first half of 2013**).
  These decreased by 55 million euros. The change was influenced by:
  – a 53 million euros decrease in employee benefits expenses in Italy, primarily due to lower ordinary employee expenses and costs, which fell by 32 million euros, as well as the presence, in 2013, of expenses for mobility pursuant to Law 223/91, totaling 21 million euros.
    In detail, the reduction in ordinary employee expenses and costs was due on one hand to the decrease in the average workforce by 1,608 employees compared to the first half of 2013, of which an average of -1,218 as a result of the application of the "Solidarity Contracts" by the Parent, Telecom Italia Information Technology and Olivetti S.p.A. (in 2013, the Parent and Telecom Italia Information Technology applied the solidarity contracts from the second quarter of 2013); and on the other hand to the exit from the scope of consolidation of La7 S.r.l. and the MTV group, for around -17 million euros;
  – the decrease of 2 million euros for the component outside Italy of employee benefits expenses. The effects of the growth in the average workforce, which rose to 741 employees, and local salary variations were more than offset by a negative exchange difference of around 27 million euros, essentially due to the Brazil Business Unit.

- **Other income** (**183 million euros; 108 million euros in the first half of 2013**).
  This item increased by 75 million euros compared to the first half of 2013.
  The increase was essentially attributable to the almost entire release of the risk provision, made in the 2009 consolidated financial statements for the alleged administrative offense pursuant to Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (71 million euros). Further details are provided in the Note "Contingent liabilities, other information, commitments and guarantees" of the Half-Year Condensed Consolidated Financial Statements at June 30, 2014 of the Telecom Italia Group.

- **Other operating expenses** (**559 million euros; 717 million euros in the first half of 2013**).
  This item fell by 158 million euros compared to the first half of 2013.
  The decrease mainly related to the Domestic Business Unit (-112 million euros) and the Brazil Business Unit (-40 million euros, including a negative exchange rate effect of 52 million euros).
  They included:
  – write-downs and expenses in connection with credit management (180 million euros; 212 million euros in the first half of 2013) consisting of 131 million euros for the Domestic Business Unit (156 million euros in the first half of 2013) and 49 million euros for the Brazil Business Unit (53 million euros in the first half of 2013);
  – provision charges (44 million euros; 48 million euros in the first half of 2013) consisting of 32 million euros for the Brazil Business Unit (39 million euros in the first half of 2013) and 12 million euros for the Domestic Business Unit (9 million euros in the first half of 2013);
  – TLC operating fees and charges (224 million euros; 256 million euros in the first half of 2013) consisting of 198 million euros for the Brazil Business Unit (226 million euros in the first half of 2013) and 25 million euros for the Domestic Business Unit (30 million euros in the first half of 2013);
  – sundry expenses of 23 million euros; in the first half of 2013 they amounted to 106 million euros and related mainly to the Domestic Business Unit for the estimate of the costs, of 84 million euros, for the fine imposed by the Italian Antitrust Authority (AGCM), on conclusion of the A428 proceedings.

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Half 2014	1st Half 2013	Change
Amortization of intangible assets with a finite useful life	936	993	(57)
Depreciation of property, plant and equipment – owned and leased	1,218	1,312	(94)
Total	2,154	2,305	(151)

The reduction in depreciation and amortization of 151 million euros was mainly driven by the Domestic Business Unit (-117 million euros), essentially due to a drop in depreciable and amortizable items, and the Brazil Business Unit (-28 million euros, already including a negative foreign exchange effect of 76 million euros, without which the depreciation and amortization would have increased by 48 million euros).

Gains (losses) on disposals of non-current assets

In the first half of 2014 this item amounted to 35 million euros and mainly related to the realized gain, of about 38 million euros, from the sale by Telecom Italia S.p.A. of a property located in Milan. The sale price was 75 million euros.

In the first half of 2013 this item showed a loss of 82 million euros, mainly relating to the realized loss, including transaction costs, of 105 million euros from the sale of La7 S.r.l. to the Cairo Communication group on April 30, 2013.

This charge was offset by net capital gains on non-current assets totaling 25 million euros, of which 18 million euros relating to the sale of a property by the Brazilian company Telecom Italia LatamParticipações and GestãoAdministrativa Ltda.

Net impairment losses on non-current assets

These amounted to 1 million euros in the first half of 2014.

In preparing the Half-Year Financial Report at June 30, 2014 the Group performed the goodwill impairment test. The results of that testing, carried out in accordance with the specific procedure adopted by the Group, did not require the impairment of the goodwill allocated to the Group's individual Cash Generating Units.

In the first half of 2013, this item amounted to 2,187 million euros and related entirely to the impairment loss of the goodwill allocated to the Core Domestic Cash-Generating Unit (CGU), within the Domestic Business Unit, following the results of the impairment test.

Further details are provided in the Note "Goodwill" in the half-year condensed consolidated financial statements at June 30, 2014 of the Telecom Italia Group.

EBIT

This item amounted to 2,225 million euros in the first half of 2014. In the first half of 2013 EBIT came to 127 million euros and included the impact of the above-mentioned impairment loss of 2,187 million euros on the goodwill allocated to the Core Domestic CGU.

The organic change in EBIT was 2,130 million euros; excluding the above-mentioned goodwill impairment loss the organic change compared to the first half of 2013 would have been negative by 57 million euros.

Organic EBIT is calculated as follows:

(millions of euros)	1st Half 2014	1st Half 2013	Change	
			amount	%
HISTORICAL EBIT	**2,225**	**127**	**2,098**	**-**
Foreign currency financial statements translation effect		(65)	65	-
Changes in the scope of consolidation		33	(33)	-
COMPARABLE EBIT	**2,225**	**95**	**2,130**	**-**

Exchange rate fluctuationsmainly related to the Brazil Business Unit (-64 million euros), while the change in the scope of consolidation was the result of the sales of La7 S.r.l. and the MTV group.

Other income (expenses) from investments, net

This amounted to a positive 15 million euros, essentially referring to the remeasurement at fair value of the 41.07% interest already held in Trentino NGN S.r.l., carried out pursuant to IFRS 3, following the acquisition of control of the company by Telecom Italia S.p.A. – on 28 February 2014 – at a price of 17 million euros.

Finance income (expenses), net

Finance income (expenses) shows a net expenses of 1,246 million euros (net expenses of 980 million euros in 2013), an increase of 266 million euros.

This increase was linked to the net effect resulting, on the one hand, from the change in certain non-monetary items, of a valuation and accounting nature, linked in particular to derivatives, which was offset by the reduction in finance expenses related to the debt position.

In particular, the following is noted:

- an increase in the balance of finance expenses linked to the trend in the valuations of several hedging derivatives, attributable to market fluctuations linked to currency translation. These are unrealized valuation and accounting changes which do not result in any actual monetary settlement. In the first half of 2013 a benefit was also recognized, of around 30 million euros, following the first-time adoption of the new IFRS 13;
- the issuance at the end of 2013, by Telecom Italia Finance S.A., of the mandatory convertible bond for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.") resulted in the accounting recognition of the option embedded in the financial instrument separately from the related liability. In the first half of 2014, the measurement of the option at fair value through profit or loss resulted in a negative impact on adjustments to non-hedging derivatives of 227 million euros.

Income tax expense

This item totaled 417 million euros, down 126 million euros on the first half of 2013 (543 million euros), largely due to the smaller taxable base of the Parent Telecom Italia. The Brazil Business Unit recorded a decrease in taxes of 16 million euros compared to the first half of 2013. This was due to the exchange

rate effect of approximately 18 million euros. Excluding that effect, income tax expense would have been in line with the same period of the previous year, consistent with the trend in the taxable base expressed in local currency.

Profit (loss) from Discontinued operations/Non-current assets held for sale
In the first half of 2014, the item Non-current assets held for sale amounted to 260 million euros (170 million euros in the first half of 2013) and essentially related to:

- the positive contribution to the consolidation from the Sofora - Telecom Argentina group of 262 million euros. You are reminded that, on November 13, 2013, the Telecom Italia Group accepted the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, which was consequently classified as Discontinued operations (Non-current assets held for sale);
- thecosts related to the disposals carried out in previous years amounting to 2 million euros.

More details are provided in the section "Discontinued operations/Non-current assets held for sale" of this Interim Management Report and in the Note "Discontinued operations/Non-current assets held for sale" in the Half-Year Condensed Consolidated Financial Statements at June 30, 2014 of the Telecom Italia Group.

Profit (loss) for the period

The details are as follows:

(millions of euros)	1st Half 2014	1st Half 2013
Profit (loss) for the period	**832**	**(1,224)**
Attributable to:		
Owners of the Parent:		
Profit (loss) from continuing operations	495	(1,448)
Profit (loss) from Discontinued operations/Non-current assets held for sale	48	41
Profit (loss) for the period attributable to owners of the Parent	**543**	**(1,407)**
Non-controlling interests:		
Profit (loss) from continuing operations	77	54
Profit (loss) from Discontinued operations/Non-current assets held for sale	212	129
Profit (loss) for the period attributable to non-controlling interests	**289**	**183**

Financial and Operating Highlights – The Business Units of the Telecom Italia Group

Starting from 2014, the Domestic Business Unit now also includes the Olivetti group, in addition to Core Domestic and International Wholesale. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating the products and services offered by the Olivetti group as complements to those offered by Telecom Italia in the domestic market. Accordingly, the figures for the corresponding periods of the previous year have been restated on a consistent basis.

Domestic

(millions of euros)	1st Half 2014	1st Half 2013	Change amount	%	% organic
Revenues	7,531	8,207	(676)	(8.2)	(8.2)
EBITDA	3,501	3,800	(299)	(7.9)	(7.8)
EBITDA Margin	46.5	46.3		0.2pp	0.2pp
EBIT	1,863	(172)	2,035		
EBIT Margin	24.7	(2.1)		26.8pp	26.8pp
Headcount at period-end (number)	53,224	(1)53,377	(153)	(0.3)	

(1)   Headcount at December 31, 2013.

Fixed

	06/30/2014	12/31/2013	06/30/2013
Physical accesses at the end of the period (thousands)(1)	20,085	20,378	20,788
of which Retail physical accesses at the end of the period (thousands)	*12,828*	*13,210*	*13,555*
BroadBand accesses at the end of the period (thousands) (2)	8,757	8,740	8,794
of which Retail BroadBand Accesses at the end of the period (thousands)	*6,939*	*6,915*	*6,933*
Network infrastructure in Italy:			
copper access network (millions of km – pair, distribution and connection)	115.1	114.9	114.7
access and carrier network in optical fiber (millions of km - fiber)	7.0	6.7	6.1
Total traffic:			
Minutes of traffic on fixed-line network (billions)	42.8	91.2	47.3
Domestic traffic	35.2	75.8	40.0
International traffic	7.6	15.4	7.3
DownStream and UpStream traffic volumes (PBytes)	1,470	2,533	1,238

(1)   Excludes full-infrastructured OLOs and WIMAX.
(2)   Excludes LLU and NAKED, satellite and full-infrastructured OLOs, and WIMAX.

Mobile [1]

	06/30/2014	12/31/2013	06/30/2013
Number of lines at period-end (thousands)	30,660	31,221	31,706
Change in lines (%)	(1.8)	(2.9)	(1.4)
Churn rate (%) [2]	12.0	30.4	14.4
Total average outgoing traffic per month (millions of minutes)	3,638	3,581	3,544
Total average outgoing and incoming traffic per month (millions of minutes)	5,343	5,084	4,948
Mobile browsing volumes (PBytes)[3]	59.3	98.1	48.3
Average monthly revenues per user (euro) - ARPU [4]	11.7	13.1	13.2

(1) Following results of the checks on systems that manage our Mobile Customer base, the Company has updated the technical configuration as well as the Guidelines and internal procedures regarding rechargeable SIM cards extension (beyond the initial timeline following first activation of 13 or 24 months according to the offering). A general criterion was established that the extension of the life of SIM cards can only take place for sales or after-sales marketing events, explicitly requested by the customer (free of charge or for-payment), or events resulting in charges to the cards. Based on the monitoring carried out by the specifically-created working group, at June 30, 2014 the regularization (including deactivation) was completed for an additional of approximately 191 thousand SIM cards that were still active as a result of extensions not compliant with the criteria established in the Guidelines. The monthly monitoring and regularization continued, according to the methods previously defined, of the additional rechargeable SIM cards subject to automatic extensions not compliant with said Guidelines.

(2) The data refer to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(3) National traffic excluding roaming.

(4) The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

The financial and operating highlights of the Domestic Business Unit are reported according to three Cash Generating units (CGU):

● **Core Domestic**: includes all telecommunications activities inherent to the Italian market. Revenues are broken down in the following tables according to the net contribution of each market segment to the CGU's results, excluding intrasegment transactions. The sales market segments defined on the basis of the "customer centric" organizational model are as follows:

    – **Consumer**: comprises the aggregate of voice and Internet services and products managed and developed for persons and families in the Fixed and Mobile telecommunications markets and also public telephony;

    – **Business**: expanded as of the beginning of 2013 to include Top customers, the segment consists of voice, data, and Internet services and products, and ICT solutions managed and developed for small and medium-size enterprises (SMEs), Small Offices/Home Offices (SOHOs), Top customers, the Public Sector, Large Accounts, and Enterprises in the Fixed and Mobile telecommunications markets;

    – **National Wholesale**: consists of the management and development of the portfolio of regulated and unregulated wholesale services for Fixed and Mobile telecommunications operators in the domestic market;

    – **Other (Support Structures)**: includes:

        – **Technology & IT**: constitutes services related to the development, building and operation of network infrastructures, real estate properties and plant engineering, delivery processes and assurance regarding customer services in addition to the development and operation of information services;

        – **Staff & Other**: services carried out by Staff functions and other support activities performed by minor companies of the Group also offered to the market and other Business Units.

● **International Wholesale**: includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and Internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets;

- **Olivetti:** operates in the sector of office products and services for Information Technology. It carries out Solution Provider activities to automate processes and business activities for small and medium-size enterprises, large corporations and vertical markets. Its reference market is focused mainly in Europe, Asia and South America.

Main financial data

Key results for the first half of 2014 for the Domestic Business Unit are presented in the following tables, broken down by market/business segment and compared to the first half of 2013.

Core Domestic

(millions of euros)	1st Half 2014	1st Half 2013	Change	
			amount	%
Revenues	7,007	7,687	(680)	(8.8)
Consumer	3,575	3,991	(416)	(10.4)
Business	2,404	2,627	(223)	(8.5)
National Wholesale	915	964	(49)	(5.1)
Other	113	105	8	7.6
EBITDA	3,365	3,731	(366)	(9.8)
EBITDA Margin	48.0	48.5		(0.5)pp
EBIT	1,773	(193)	1,966	
EBIT Margin	25.3	(2.5)		27.8pp
Headcount at period-end (number)	51,944	[1]51,954	(10)	-

(1) Headcount at December 31, 2013.

International Wholesale

(millions of euros)	1st Half 2014	1st Half 2013	Change		
			amount	%	% organic
Revenues	601	596	5	0.8	1.7
of which third party	469	438	31	7.1	8.3
EBITDA	156	96	60	62.5	66.0
EBITDA Margin	26.0	16.1		9.9pp	10.1pp
EBIT	106	45	61		
EBIT Margin	17.6	7.6		10.0pp	10.2pp
Headcount at period-end (number)[2]	648	[1]741	(93)	(12.6)	

(1) Headcount at December 31, 2013.
(2) Includes employees with temp work contracts: 4 at June 30, 2014, and 4 at December 31, 2013.

Olivetti

(millions of euros)	1st Half 2014	1st Half 2013	Change	
			amount	%
Revenues	106	124	(18)	(14.5)
EBITDA	(15)	(23)	8	34.8
EBITDA Margin	(14.2)	(18.5)		4.3pp
EBIT	(17)	(25)	8	32.0
EBIT Margin	(16.0)	(20.2)		4.2pp
Headcount at period-end (number)[2]	632	[1]682	(50)	(7.3)

(1) Headcount at December 31, 2013.
(2) Includes employees with temp work contracts: 4 at June 30, 2014, not present at December 31, 2013.

Revenues

In an economic scenario which, though slightly improving, continues to show structural weakness, and a market scenario still feeling the effects of the continuing downturn in prices due to the strong competition that marked the previous year (particularly in the Mobile business in the first half of the year), the change in the first half of 2014, compared to the first half of 2013, was a decrease of 8.2%(-676 million euros), with a decrease in the second quarter of -8.2%, essentially stable compared to the first quarter of 2014 (-8.3%) and an improvement compared to the full year 2013 (-9.5%).
This trend of falling revenues was primarily due to the decline in traditional services (voice, messaging, circuit data transmission), which was only marginally offset by the growth in innovative services, particularly Fixed-line Broadband, ICT and Mobile Internet.

In detail:

Core Domestic Revenues

- **Consumer:** revenues for the Consumer segment in the first half of 2014 amounted to 3,575 million euros, decreasing 416 million euros compared to the first half of 2013 (-10.4%), an improvement compared to the first quarter of 2014 (second quarter 2014 -9.2%, first quarter -11.7%). The decrease in revenues was primarily attributable to revenues from Mobile services (-276 million euros, or -15.3%; second quarter 2014: -13.7%, first quarter 2014: -16.9%), as a result of the reduction in ARPU (dragged down by the sharp pressure on prices that characterized the market in 2013), though seeing improved competitive performance, with a gradual stabilization of the customer base and the market share. Specifically, there was a decline in traditional voice (-232 million euros) and messaging services (-65 million euros), only partly offset by the steady growth of Mobile Internet browsing (+40 million euros, +13% compared to the first half of 2013). The Fixed-line business also decreased compared to the first half of 2013 (-145 million euros, -7.1%) entirely related to the reduction in revenues from voice traffic (-157 million euros), as a result of the decrease in the number of accesses and the fall in ARPU on outgoing traffic, mainly attributable to a decline in usage (connected to the effect of substitution between fixed line and mobile). This decline was marginally offset by an increase in revenues from Broadband/Internet services (+15 million euros, +2.9%), owing to a stable market share and the positive trend in ARPU supported by the increased weight of customers flat contracts or with service upgrades (Superinternet and Fiber);
- **Business:** revenues for the Business segment amounted to 2,404 million euros, decreasing 223 million euros compared with the first half of 2013 (-8.5%). The decline was fully due to revenues from services (-253 million euros), which fell by -97 million euros in the Mobile segment(-13.9%) and by -162 million euros (-8.8%) in the Fixed-line segment. Specifically, in the Mobile business, despite the effective defensive actions and growth of the customer base (which increased by 4.9%), revenue from traditional voice and messaging services declined (-107 million euros compared to the same period of 2013), attributable to the repositioning of customers towards bundle deals that have lower overall ARPU. The Fixed-line business continued to feel the effects of the cooling of demand, due to the economic recession and the continued contraction in prices on traditional voice and data services;
- **National Wholesale:** revenues for the Wholesale segment amounted to 915 million euros in the first half of 2014, decreasing 49 million euros compared to the first quarter of 2013 (-5.1%). The decline was mainly attributable to the reduction in fixed-line and mobile termination rates, the start of the migration to IP infrastructure solutions, and the drop in prices for national roaming.

International Wholesale Revenues

International Wholesale revenues in the first half of 2014 totaled 601 million euros, essentially stable year-on-year (+5 million euros, +0.8%). The slight increase mainly related to higher traffic volumes on Voice services (+15 million euros, +3.5%). In contrast, revenues from IP/Data services were down (-10 million euros, -7.8%), as a result of the growth in competition with a reduction in prices. The Multinational Companies business segment was also slightly down (-2 million euros, -7.1%).

Olivetti Revenues

Revenues of the Olivetti group amounted to 106 million euros in the first half of 2014, a decrease of 18 million euros year-on-year (-14.5%).

The reduction in revenues reflected first of all the slowdown in sales abroad, as a result of the slow economic recovery (-12 million euros, of which -6 million euros in South America, -3 million euros in Europe, and -3 million euros in the Far East, Middle East and Africa). In the Italian market the decline in revenues was 6 million euros, where the SME segment suffered, with a decrease in revenues of approximately 2 million euros in the traditional copying and printing sector.

EBITDA

EBITDA of the Domestic Business Unit amounted to 3,501 million euros in the first half of 2014, down by 299 million euros on the same period of 2013 (-7.9%, of which -2.4percentage points attributable to the change in the classification of costs for subsidies to customers for the purchase of handsets), with an EBITDA margin of 46.5%, slightly improving on the first half of 2013 (+0.2 percentage points). The decline was mainly due to the decrease in revenues from services (-688 million euros compared to the first half of 2013), only partially recovered through efficiency measures achieved through selective control and containment of operating expenses. Also of note was the already mentioned almost entire release of the risk provision, made in 2009 for the alleged administrative offense pursuant to Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair (71 million euros).

The trend also continued of recovery in operating performance of the EBITDA in the second quarter of 2014 – already seen from the second half 2013 – with a decrease of -7.5%, compared to -8.2% recorded in the first quarter of 2014 (excluding the change in the classification of the costs for subsidies, the decrease would have been -4.2% and -6.6% respectively).

With regard to the change in the main costs, the following is noted:

(millions of euros)	1st Half 2014	1st Half 2013	Change
Acquisition of goods and services	2,790	2,967	(177)
Employee benefits expenses	1,414	1,449	(35)
Other operating expenses	257	369	(112)

In particular:
- **acquisition of goods and services** decreased by 177 million euros (-6.0%) compared to the first half of 2013, mainly due to the reduction in commercial costs and revenues due to other TLC operators, which more than offset the higher costs, posted to the income statement resulting from Telecom Italia's new market strategy aimed at gradually ceasing to subsidize handsets in the "bundle deals". The new commercial strategy had a differential impact estimated at around 62 million euros of higher costs posted to the income statement in the first half of 2014 compared to the same period of the previous year. More specifically, the decision to use subsidies as a purchasing incentive was part of a market scenario where the prices of next generation handsets were very high. It was therefore crucial, in order to aid penetration and spread of services, to combine thedeals with the subsidized sale of next generation devices. The market has evolved, with ever-increasing development and use of cutting edge handsets providing access to new services at more affordable prices. With this in mind, a plan has been formulated for the gradual reduction in subsidies, effectively eliminating offers targeted to segments that provide lower contributions in terms of ARPU. In the first half of 2013 the capitalized costs for subsidizing handsets(amortized over the term of the contract with the customer, from 24 to 30 months) amounted to 98 million euros.
- **employee benefits expenses**fell by 35 million euros compared to the first half of 2013. The drop was mainly due to lower ordinary employee expenses and lower expenses for mobility, the latter due to the elimination of the provision made in the first half 2013 for a total of 21 million euros, in relation to the framework agreement reached by the Parent Telecom Italia with trade unions on March 27, 2013. We also note that the reduction in ordinary employee expenses was essentially due

to the decrease in the average workforce by –1,612 employees compared to the first half of 2013 (of which an average of -1,218 employees as a result of the application of the "Solidarity Contracts" by the Parent, Telecom Italia Information Technology and Olivetti S.p.A.; in 2013 the Parent and Telecom Italia Information Technology had applied the solidarity contracts from the second quarter of 2013);

- **other operating expenses** decreased by 112 million euros compared to the first half of 2013, mainly due to the reduction in sundry expenses; in particular, in the first half of 2013 an amount of 84 million euros was recognized as the estimate of the costs related to the fine imposed by the Italian Antitrust Authority (AGCM) on conclusion of the A428 proceedings. There were also lower write-downs and expenses in connection with credit management.

Details of other operating expenses are shown in the table below:

(millions of euros)	1st Half 2014	1st Half 2013	Change
Write-downs and expenses in connection with credit management	131	156	(25)
Provision charges	12	9	3
TLC operating fees and charges	25	30	(5)
Indirect duties and taxes	50	54	(4)
Sundry expenses	39	120	(81)
Total	**257**	**369**	**(112)**

EBIT

EBIT for the first half of 2014 was positive and amounted to 1,863 million euros (negative 172 million euros in the first half of 2013, due to the goodwill impairment loss of 2,187 million euros for the Core Domestic Cash Generating Unit); the EBIT margin amounted to 24.7% (-2.1% in the first half of 2013). This performance was driven – in addition to the absence of the impacts on the first half of 2013 of the above-mentioned goodwill impairment loss – by the decrease in EBITDA illustrated above, partially offset by the reduction in depreciation and amortization of 117 million euros and by the above-mentioned gains of approximately 38 million euros on the sale by Telecom Italia S.p.A. of a property located in Milan, for a price of 75 million euros.

Organic EBIT for the first half of 2014 was up 2,036 million euros compared to the first half of 2013, which is calculated net of the effect of the change in exchange rates of -1 million euros, relating to International Wholesale. If the above-mentioned goodwill impairment loss is also excluded from the organic EBIT for the first half of 2013, the reduction would have been 151 million euros (-7.5%).

Brazil

	(millions of euros)		(millions of Brazilian reais)		Change	
	1st Half 2014	1st Half 2013	**1st Half 2014**	1st Half 2013	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Revenues	3,009	3,620	9,477	9,655	(178)	(1.8)
EBITDA	840	919	2,645	2,452	193	7.9
EBITDA Margin	27.9	25.4	27.9	25.4		2.5pp
EBIT	369	420	1,161	1,121	40	3.6
EBIT Margin	12.3	11.6	12.3	11.6		0.7pp
Headcount at period-end (number)			12,464	[1]12,140	324	2.7

(1) Headcount at December 31, 2013.

	1st Half 2014	1st Half 2013
Number of lines at the end of the period (thousands) [*]	74,174	[**]73,417
MOU (minutes/month) [**]	138.7	146.0
ARPU (reais)	17.6	18.3

(*)   Excluding corporate lines.
(**) Number at December 31, 2013.
(***) Net of visitors.

Revenues

Revenues for the first half of 2014 amounted to 9,477 million reais and were down 1.8% year-on-year (-178 million reais). Service revenues totaled 8,084 million reais, down 68 million reais compared to 8,152 million reais for the same period of 2013 (-0.8%). Revenues from product sales fell from 1,503 million reais in the first half of 2013 to 1,393 million reais in the first half of 2014 (-7.3%); this decrease was attributable to a reduction in sales volumes only partially offset by an increase in prices.
Mobile Average Revenue Per User (ARPU) was 17.6 reais in the first half of 2014 compared with 18.3 reais in the same period of 2013 (-3.8%). The ARPU, as well as revenues from services, was effected by a further reduction, with effect from February 2014, in the mobile termination rate.
The total number of lines at June 30, 2014 was 74.2 million euros, 1% higher than on December 31, 2013, representing a 26.9% market share in terms of lines.

EBITDA

EBITDA in the first half of 2014 amounted to 2,645 million reais, an improvement of 193 million reais (+7.9%) year-on-year. The increase in EBITDA was essentially driven by lower costs for the acquisition of goods and services, partially offset by higher employee benefits expenses and other operating expenses. The EBITDA margin stood at 27.9%, 2.5 percentage points higher than in the first half of 2013.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)		
	1st Half 2014	**1st Half 2013**	**1st Half 2014**	**1st Half 2013**	**Change**
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	1,764	2,274	5,555	6,066	(511)
Employee benefits expenses	177	179	558	479	79
Other operating expenses	300	341	945	908	37
Change in inventories	(22)	(42)	(69)	(113)	44

- **acquisition of goods and services** totaled 5,555 million reais (6,066 million reais in the first half of 2013). The 8.4% decrease year-on-year (-511 million reais) was broken down as follows:
  - 536 million reais for the revenues due to other TLC operators;
  - -136 million reais for purchases referring primarily to product cost;
  - +1 million reais for rent and lease costs;
  - +160 millionreais for external service costs.
- **employee benefits expenses**, amounting to 558 million reais, were up 79 million reais compared with the first half of 2013 (+16.5%). The average workforce grew from 10,506 employees in the first half of 2013 to 11,255 employees in the first half of 2014. The ratio of employee benefits expenses to total revenues rose to 5.9%, up 0.9 percentage points on the first half of 2013;
- **other operating expenses** amounted to 945 million reais, an increase of 4.1% (908 million reais in the first half of 2013). The expenses was broken down as follows:

(millions of Brazilian reais)	**1st Half 2014**	**1st Half 2013**	**Change**
Write-downs and expenses in connection with credit management	153	141	12
Provision charges	100	103	(3)
TLC operating fees and charges	622	602	20
Indirect duties and taxes	31	28	3
Sundry expenses	39	34	5
Total	**945**	**908**	**37**

EBIT

EBIT was 1,161 million reais, increasing 40 million reais compared to the first half of 2013. This increase was due to higher EBITDA, partially offset by higher depreciation and amortization charges of 155 million reais (1,485 million reais in the first half of 2014, compared to 1,330 million reais in the first half of 2013).

Media

Acquisition of control of Rete AS.p.A.

On June 30, 2014 Telecom Italia Media (TI Media) and GruppoEditorialeL'Espresso (Espresso group) completed the merger of the digital terrestrial network operator businesses controlled by Telecom Italia Media Broadcasting S.r.l. (TIMB) and Rete A S.p.A. (Rete A), respectively.

The merger was carried out through GruppoEditorialeL'Espresso's contribution of 100% of Rete A shares to TIMB, as a subscription to a capital increase reserved to it. Following the contribution, TI Media and GruppoEditorialeL'Espresso hold 70% and 30%, respectively, of shares in TIMB, which in turn controls Rete A's entire share capital.

The merger between TIMB and Rete A has created a combined entity that is the largest independent network operator in Italy, with five digital multiplexes and nationwide high-coverage infrastructure, based on next generation technologies. The group resulting from the transaction will be the primary supplier for the leading non-integrated national and foreign television content providers operating on the Italian market. This transaction will also generate significant industrial synergies.

The agreement signed with GruppoEditorialeL'Espresso also provides for a process value leverage for the combined entity, also through a search for interested investors.

In view of these possible developments and also considering the uncertainty surrounding regulatory changes regarding the use of frequencies, TI Media has also retained a purchase option on user licenses (thus excluding infrastructure and customers) for one of the five frequencies that are owned by the combined entity.

In this context TIMB has also changed its legal form and company name to PersideraS.p.A..

As a consequence of the acquisition, Rete AS.p.A. has entered the scope of consolidation of the Media Business Unit, and has been consolidated on a line-by-line basis solely for the statement of financial position figures as of June 30, 2014; the income statement and cash flow figures will be consolidated with effect from July 1, 2014.

(millions of euros)	1st Half 2014	1st Half 2013	Change amount	%
Revenues	31	88	(57)	(64.8)
EBITDA	11	(11)	22	
EBITDA Margin	35.5	(12.5)		
EBIT[1]	(2)	(134)	132	
EBIT Margin	(6.5)	-		
Headcount at period-end (number) [2]	95	(*)84	11	13.1

(1) EBIT of the Media Business Unit for the first half of 2013 was affected by 105 million euros deriving from the loss realized on the sale of La7 S.r.l. on April 30, 2013.

(2) Includes employees with temp work contracts (1 employee at June 30, 2014, not present at December 31, 2013) and the employees of Rete A, company acquired at the end of June 2014 (12 employees).

(*) Headcount at December 31, 2013.

At June 30, 2014, the three digital multiplexes of Telecom Italia Media Broadcasting and the two multiplexes of Rete A reached 95.2% and 91.9% of the Italian population, respectively.

As already noted in the Annual Report 2013, La7 S.r.l. and the MTV group were sold in April and September 2013, respectively. Accordingly, the table below shows figures for the first half of 2014 compared to those of the first half of 2013 restated to exclude the results of both companies.

(millions of euros)	1st Half 2014	1st Half 2013	Change	
			amount	%
Revenues	31	39	(8)	(20.5)
EBITDA	11	18	(7)	(38.9)
EBITDA Margin	35.5	46.2		
EBIT	(2)	4	(6)	
EBIT Margin	(6.5)	10.3		
Headcount at period-end (number) (°)	95	(1) 84	11	13.1

(°) Includes employees with temp work contracts (1 employee at June 30, 2014, not present at December 31, 2013) and the employees of Rete A, companyacquired at the end of June 2014 (12 employees).
(1) Headcount at December 31, 2013.

Revenues

Revenues amounted to 31 million euros in the first half of 2014, decreasing by 8 million euros compared to the 39 million euros in the first half of 2013. This decrease was entirely attributable to the network operator (TIMB) and related to the expiry, at year-end 2013, of the agreement with RTI (Mediaset Extra and Italia 2) and the termination of the agreement with the channel QVC, also at the end of 2013. These were only partially offset by higher revenues from other customers.

EBITDA

EBITDA was a positive 11 million euros in the first half of 2014, down 7 million euros compared to the same period of 2013 (18 million euros). Specifically, EBITDA of the network operator amounted to 15 million euros and decreased by 7 million euros compared to the first half of 2013 (22 million euros). This performance was mainly driven by the above-mentioned reduction in revenues, only partially offset by a decrease in operating expenses for the network operator.

EBIT

EBIT was a negative 2 million euros (positive 4 million euros in the first half of 2013). This performance essentially reflected the change in EBITDA described above.

Discontinued operations/Non-current assets held for sale

The results of the Sofora - Telecom Argentina group, classified under "Discontinued operations/Non-current assets held for sale" as a result of the sale agreement entered into on November 13, 2013, are shown below. Obtaining the necessary local authorizations is the condition precedent for the saleof Sofora shares.

The average exchange rate used for the translation into euro of the Argentine peso (expressed in terms of units of local currency per 1 euro) was 10.72408 in the first half of 2014 and 6.72696 the first half of 2013 and reflected the sharp depreciation of the currency during the initial months of 2014.

	(millions of euros)		(millions of Argentine pesos)		Change	
	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	amount	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d
Income statement impacts of the Sofora - Telecom Argentina group:						
Revenues	1,453	1,890	15,585	12,712	2,873	22.6
EBITDA	**383**	**537**	**4,105**	**3,615**	**490**	**13.6**
EBITDA Margin	*26.3%*	*28.4%*	*26.3%*	*28.4%*		*(2.1)pp*
EBIT	**384**	**226**	**4,115**	**1,524**	**2,591**	**-**
EBIT Margin	*26.4%*	*12.0%*	*26.4%*	*12.0%*		*14.4pp*
Finance income/(expenses), net	16	32	174	213	(39)	(18.3)
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	**400**	**258**	**4,289**	**1,737**	**2,552**	**-**
Income tax expense	(138)	(91)	(1,476)	(614)	(862)	-
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	**262**	**167**	**2,813**	**1,123**	**1,690**	**-**

	06/30/2014	12/31/2013	Change	
			amount	%
Fixed-line				
Lines at period-end (thousands)	4,103	4,124	(21)	(0.5)
ARBU (Average Revenue Billed per User) (Argentine pesos)	55.7	51.2 (3)	4.5	8.8
Mobile				
Lines at period-end (thousands)	22,163	22,508	(345)	(1.5)
Telecom Personal lines (thousands)	19,776	20,088	(312)	(1.6)
% postpaid lines (1)	*32%*	*32%*	-	
MOU Telecom Personal (minutes/month)	95	110 (3)(4)	(15)	(13.6)
ARPU Telecom Personal (Argentine pesos)	70.0	63.8 (3)	6.2	9.7
Núcleo mobile lines (thousands) (2)	2,387	2,420	(33)	(1.4)
% postpaid lines (1)	*20%*	*20%*	-	-
Broadband				
Broadband accesses at period-end (thousands)	1,726	1,707	19	1.1
ARPU (Argentine pesos)	143.0	119.3 (3)	23.7	19.9

(1)   Includes lines with a ceiling invoiced at the end of the month which can be topped-up with prepaid refills.
(2)   Includes WiMAX lines.
(3)   Figures for the first half of 2013.
(4)   The voice traffic was adjusted during the period also considering the minutes offered free of charge when customers top-up which were not taken into account in previous periods because they were considered to be insignificant. Figures for the period under comparison have been recalculated accordingly.

Revenues

Revenues for the first half of 2014 amounted to 15,585 million pesos, increasing 2,873 million pesos (+22.6%) compared with the first half of 2013 (12,712 million pesos), mainly thanks to the growth in the relative average revenue per user (ARPU) and the sale of handsets at a higher average price. The main source of revenues was mobile telephony, which accounted for about 74% of the consolidated revenues of the business unit, an increase of 23% on the first half of 2013.

Fixed-line telephony service: the number of fixed lines decreased by 21 thousand compared to the end of 2013, totaling 4.103 thousand at June 30, 2014. Even though regulated fixed-line services in Argentina continued to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU rose by 8.8% compared to the first half of 2013, thanks to the sale of additional services and the spread of traffic plans. Revenues from data and ICT services also rose, because the prices of their contracts are set in US dollars and so they benefit from the significant exchange rate spread during the first quarter.

Mobile telephony service: Telecom Personal mobile lines in Argentina decreased by 312 thousand compared to the end of 2013, coming to a total of 19,776 thousand lines at June 30, 2014, 32% of which were postpaid. At the same time, thanks to high-value customer acquisitions and leadership in the smartphone segment, ARPU grew by 9.7% to 70 pesos (63.8 pesos in the first half of 2013). A large part of this growth was attributable to value-added services (including SMS messaging and Internet) which together accounted for 59% of revenues from mobile telephony services in the first half of 2014.

In Paraguay, the Núcleo customer base declined by 1.4% compared to December 31, 2013, reaching 2,387 thousand lines, 20% of which are postpaid.

BroadBand: Telecom Argentina's portfolio of broadband lines totaled 1,726 thousand accesses at June 30, 2014, an increase of 19 thousand on December 31, 2013. ARPU rose by 19.9% to 143 pesos (119.3 pesos in the first half of 2013), largely thanks to up-selling strategies and price adjustments.

EBITDA

EBITDA showed an increase of 490 million pesos (+13.6%) compared to the first half of 2013, reaching 4,105 million pesos. The EBITDA margin stood at 26.3%, down 2.1 percentage points compared to the first half of 2013, mainly due to higher employee benefits expenses, and other operating expenses, particularly as a result of the higher charges resulting from the increased tax on gross revenues, as well as higher costs for contracts entered into in foreign currency.

With regard to the change in the main costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)		
	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	Change
	(a)	(b)	(c)	(d)	(c-d)
Acquisition of goods and services	672	873	7,207	5,870	1,337
Employee benefits expenses	238	280	2,556	1,883	673
Other operating expenses	186	223	1,998	1,496	502
Change in inventories	(23)	(21)	(247)	(139)	(108)

- **acquisition of goods and services** totaled 7,207 million pesos (5,870 million pesos in the first half of 2013). The increase of 22.8% compared to the first half of 2013 (+1,337 million pesos) was mainly due to higher external service costs for 547 million pesos and greater purchases of goods of 758 million pesos;
- **employee benefits expenses** stood at 2,556 million pesos, an increase of 673 million pesos compared to the first half of 2013 (+35.7%). The change was due to salary increases as a result of periodic revisions in union agreements, primarily linked to inflation, and to the increase in provisions for termination benefit incentives. The ratio of Employee benefits expenses to total revenues rose to 16.4%, up 1.6 percentage points over the first half of 2013;
- **other operating expenses** amounted to 1,998 million pesos, increasing 502 million pesos on the first half of 2013. These expenses consisted of the following:

(millions of Argentine pesos)	1st Half 2014	1st Half 2013	Change
Write-downs and expenses in connection with credit management	233	165	68
Provision charges	92	81	11
TLC operating fees and charges	280	243	37
Indirect duties and taxes	1,271	1,002	269
Sundry expenses	122	5	117
Total	**1,998**	**1,496**	**502**

EBIT

EBIT for the first half of 2014 came to 4,115 million pesos compared to 1,524 million pesos recorded for the first half of 2013. The increase of 2,591 million pesos was attributable to the improvement in EBITDA and the suspension of calculation of depreciation and amortization (1,927 million pesos in the first half of 2013) as a result of the classification of the Sofora - Telecom Argentina group as Discontinued operations already in the consolidated financial statements of the Telecom Italia Group at

December 31, 2013. In the first half of 2013 impairment losses of 172 million pesos were also recognized on non-current assets, relating to several business projects and IT platforms that the group had decided to abandon.

The EBIT margin stood at 26.4% of revenues (+14.4 percentage points compared to the first half of 2013), also as a result of the suspension of calculation of depreciation and amortization.

Capital expenditures

Capital expenditures in the first half of 2014 amounted to 2,205 million pesos and increased by 651 million pesos compared to the first half of 2013 (1,554 million pesos). In addition to customer acquisition costs, capital expenditure was aimed at enlarging and upgrading the access network in order to increase the capacity and improve the quality of the 3G mobile network, and upgrading broadband services on the fixed-line network, and at backhauling, to support the growth in data traffic volumes.

Consolidated Financial Position and Cash Flows Performance

Non-current assets

- **Goodwill:** increased by 130 million euros, from 29,932 million euros at the end of 2013 to 30,062 million euros at June 30, 2014 as a result of the following entries:
  - 21 million euros due to the recognition of provisional goodwill following the acquisition of control and subsequent consolidation, with effect from June 30, 2014, of Rete A (Media Business Unit);
  - change in exchange rates for the Brazilian companies[2].

  Further details are provided in the Note "Goodwill" in the half-year condensed consolidated financial statements at June 30, 2014 of the Telecom Italia Group.

- **Other intangible assets:** decreased 171 million euros, from 6,280 million euros at the end of 2013 to 6,109 million euros at June 30, 2014, being the balance of the following:
  - capex (+691 million euros);
  - depreciation charge for the period (-936 million euros);
  - disposals, exchange differences, reclassifications and other changes (for a net positive balance of 74 million euros).

- **Tangible assets:** decreased 1 million euros from 13,219 million euros at the end of 2013 to 13,218 million euros at June 30, 2014, being the balance of the following:
  - capex (+1,016 million euros);
  - depreciation charge for the period (-1,218 million euros);
  - disposals, impairment losses, exchange differences, reclassifications and other changes (for a net positive balance of 201 million euros).

Discontinued operations/Non-current assets held for sale

These relate to the Sofora - Telecom Argentina group and include:
- financial assets of 405 million euros;
- non-financial assets of 2,636 million euros.

For more details, see the Note "Discontinued operations/Non-current assets held for sale" in the Half-Year Condensed Consolidated Financial Statements of the Telecom Italia Group at June 30, 2014.

Consolidated equity

Consolidated equity amounted to 20,632 million euros (20,186 million euros at December 31, 2013), of which 17,475 million euros attributable to owners of the Parent (17,061 million euros at December 31, 2013) and 3,157 million euros attributable to non-controlling interests (3,125 million euros at December 31, 2013).

In greater detail, the changes in equity were the following:

---

[2] The spot exchange rate used for the translation into euro of the Brazilian real (expressed in terms of units of local currency per 1 euro) was 3.00817 at June 30, 2014 and 3.23068 at December 31, 2013

(millions of euros)	06/30/2014	12/31/2013
At the beginning of the period	**20,186**	**23,012**
Total comprehensive income (loss) for the period	670	(2,188)
Dividends approved by:	(294)	(635)
Telecom Italia S.p.A.	*(166)*	*(452)*
Other Group companies	*(128)*	*(183)*
Issue of equity instruments	(4)	1
Effect of Rete A acquisition	40	-
Effect of equity transactions of the Sofora – Telecom Argentina group	–	4
Other changes	34	(8)
At the end of the period	**20,632**	**20,186**

Cash flows

Adjusted net financial debt came to 27,358 million euros, up 551 million euros compared to December 31, 2013. Cash flow in the first half of 2014, which is already usually lower than in the second half of the year, was impacted to a significant extent by the seasonal trend in bills payable in the final months of the previous year.

The table below summarizes the main transactions that had an impact on the change in adjusted net financial debt during the first half of 2014:

Change in adjusted net financial debt

(millions of euros)	1st Half 2014	1st Half 2013	Change
EBITDA	4,345	4,701	(356)
Capital expenditures on an accrual basis	(1,707)	(1,962)	255
Change in net operating working capital:	(1,584)	(1,686)	102
Change in inventories	*(50)*	*(84)*	*34*
Change in trade receivables and net amounts due from customers on construction contracts	*(465)*	*104*	*(569)*
Change in trade payables (*)	*(886)*	*(1,543)*	*657*
Other changes in operating receivables/payables	*(183)*	*(163)*	*(20)*
Change in provisions for employee benefits	(16)	(5)	(11)
Change in operating provisions and Other changes	6	(31)	37
Net operating free cash flow	**1,044**	**1,017**	**27**
% of Revenues	*9.9*	*8.6*	*1.3pp*
Sale of investments and other disposals flow	76	(74)	150
Financial investments flow	(31)	–	(31)
Dividends payment	(208)	(495)	287
Finance expenses, income taxes and other net non-operating requirements flow	(1,179)	(1,146)	(33)
Reduction/(Increase) in net financial debt from Discontinued operations/Non-current assets held for sale	(253)	159	(412)
Reduction/(Increase) in adjusted net financial debt	**(551)**	**(539)**	**(12)**

(*)   Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net financial debt during the first half of 2014 has been particularly impacted by the following items:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Half 2014	% of total	1st Half 2013	% of total	Change
Domestic (*)	1,177	69.0	1,347	68.7	(170)
Brazil	526	30.8	597	30.4	(71)
Media and Other Operations (*)	4	0.2	18	0.9	(14)
Adjustments and eliminations	–	–	–	–	–
Consolidated Total	**1,707**	**100.0**	**1,962**	**100.0**	**(255)**
% of Revenues	*16.2*		*16.5*		*(0.3)pp*

(*) Starting from 2014, the Domestic Business Unit also includesthe Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

Capital expenditures in the first half of 2014 totaled 1,707 million euros, down 255 million euros compared to the corresponding period of 2013. In particular:

- the**Domestic Business Unit**reported capital expenditure down by 170 million euros compared to the same period of 2013. This reduction was entirely attributable to the more traditional components of capex, and resulted in the abandonment of several platforms and the simplification of several industrial processes. A portion of these savings was targeted to the development of next generation networks (LTE and fiber networks, +79 million euros in capital expenditure compared to the first half of 2013), which reached 34% of network capex (24% in the first half of 2013). Furthermore, as already noted, in the first half of 2014, as a result of Telecom Italia's new market strategy of offering bundle deals for mobile telephony, the costs relating to subsidies to customers for the purchase of handsets, are no longer recognized under capital expenditures on intangible assets. In the same period of 2013, 98 million euros was capitalized over the term of the contract (24 – 30 months);
- the**Brazil Business Unit**reported a decrease of 71 million euros on the first half of 2013. This change reflected a negative exchange rate effect of 91 million euros. Excluding that effect, the increase would have been 20 million euros. The capital expenditure is aimed at continued infrastructure development, in keeping with the objective of improving service quality.

Change in net operating working capital

The change for the period resulted in an outflow of 1,584 million euros. In particular:
- in the first half of 2014, the change in inventories and the management of trade receivables generated negative impacts respectively of 50 million euros and 465 million euros (the latter is also connected to the changes in the volumes of sales to factoring companies);
- the change in trade payables (-886 million euros) was linked to a seasonal peak in payments of bills payable. Investment spending and external costs generally peak in the final quarter of the year, however the related cash flows are largely postponed to the following initial months of the following year due to the normal payment terms and contractually applicable conditions;
- other changes in operating receivables/payables (-183 million euros) also include the negative impacts of around 170 million euros resulting from the payment of taxes on telecommunications operations by the Brazil Business Unit, which were paid in March,and the payment by Telecom Italia S.p.A. of the fines and related interest imposed by AGCM totaling around 105 million euros in

relation to the A428 Antitrust Proceedings, which was offset by the net positive changes in other operating receivables and payables relating in part to the periodic payment of indirect taxes.

Sale of investments and other disposals flow

This item amounted to 76 million euros in the first half of 2014 and was mainly due to the receipt of 71 million euros from the sale by Telecom Italia S.p.A. of a property located in Milan.
In the first half of 2013 this item had a negative balance of 74 million euros and mainly related to the sale of La7 S.r.l. to the Cairo Communication group, completed on April 30, 2013, which had generated a net requirement of approximately 114 million euros; this impact was partially offset by the collection of the installments for the sale of the EtecSA Cuba investment and the proceeds from other sales of tangible and intangible assets.

Financial investments flow

This item amounted to 31 million euros and mainly consisted of:
● 9 million euros for the acquisition of control by Telecom Italia S.p.A. over the company Trentino NGN S.r.l. on February 28, 2014, as the difference between the price paid (17 million euros) and the net cash acquired (8 million euros);
● 21 million euros, for the acquisition of the controlling interest in Rete AS.p.A. by Telecom Italia Media Broadcasting (Media Business Unit), on June 30, 2014. The transactions took place in the form of a contribution of the shares of Rete A as a subscription of a reserved capital increase and so the amount of the investment is represented by the net financial debt acquired.

Finance expenses, income taxes and other net non-operating requirements flow

This item mainly includes the payment, during the first half of 2014, of the net finance expenses (1,027 million euros) and taxes (49 million euros), as well as the change in non-operating receivables and payables.

Net financial debt

Net financial debt is composed as follows:

(millions of euros)	06/30/2014 (a)	12/31/2013 (b)	Change (a-b)
Non-current financial liabilities			
Bonds	23,984	23,514	470
Amounts due to banks, other financial payables and liabilities	7,483	6,470	1,013
Finance lease liabilities	1,038	1,100	(62)
	32,505	**31,084**	**1,421**
Current financial liabilities (*)			
Bonds	1,448	2,513	(1,065)
Amounts due to banks, other financial payables and liabilities	3,287	3,413	(126)
Finance lease liabilities	178	193	(15)
	4,913	**6,119**	**(1,206)**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	28	27	1
Total Gross financial debt	**37,446**	**37,230**	**216**
Non-current financial assets			
Securities other than investments	(6)	(6)	–
Financial receivables and other non-current financial assets	(1,597)	(1,250)	(347)
	(1,603)	**(1,256)**	**(347)**
Current financial assets			
Securities other than investments	(1,366)	(1,348)	(18)
Financial receivables and other current financial assets	(252)	(283)	31
Cash and cash equivalents	(4,983)	(5,744)	761
	(6,601)	**(7,375)**	**774**
Financial assets relating to Discontinued operations/Non-current assets held for sale	(405)	(657)	252
Total financial assets	**(8,609)**	**(9,288)**	**679**
Net financial debt carrying amount	**28,837**	**27,942**	**895**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	*(1,479)*	*(1,135)*	*(344)*
Adjusted net financial debt	**27,358**	**26,807**	**551**
Breakdown as follows:			
Total adjusted gross financial debt	**34,989**	**35,280**	**(291)**
Total adjusted financial assets	**(7,631)**	**(8,473)**	**842**
(*) of which current portion of medium/long-term debt:			
Bonds	*1,448*	*2,513*	*(1,065)*
Amounts due to banks, other financial payables and liabilities	*2,842*	*2,938*	*(96)*
Finance lease liabilities	*178*	*193*	*(15)*

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying, which is hedged.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that composition. Taking into account the Group's operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal

amount, at a range of 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.

In managing market risks, the Group has adopted Guidelines for the "Management and control of financial risk" and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, which has been a prominent feature in financial markets since the fourth quarter of 2008, has significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities. In view of this and in order to present a more realistic analysis of net financial debt, in addition to the usual indicator (renamed "Net financial debt carrying amount"), a new indicator has also been presented called "Adjusted net financial debt", which excludes purely accounting and non-monetary effects deriving from the fair value measurement of derivatives (also including the effects of the introduction of IFRS 13 from January 1, 2013) and related financial assets and liabilities. The measurement of derivative financial instruments (which also have the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows) and of derivatives *embedded* in other financial instruments, does not, in fact, require an actual cash settlement.

Sales of receivables to factoring companies

Sales of receivables to factoring companies finalized during the first half of 2014 resulted in a positive effect on net financial debt at June 30, 2014 of 998 million euros (1,434 million euros at December 31, 2013).

Gross financial debt

Bonds

Bonds at June 30, 2014 were recorded for a total of 25,432 million euros (26,027 million euros at December 31, 2013). Their nominal repayment amount was 24,459 million euros, down 426 million euros compared to December 31, 2013 (24,885 million euros).

Changes in bonds over the first half of 2014 are shown below:

(millions of original currency)	Currency	Amount	Issue date
New issues			
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 1/25/2021	Euro	1,000	1/23/2014
Telecom Italia S.p.A. USD 1,500 million 5.303% maturing 5/30/2024	USD	1,500	5/30/2014

(millions of original currency)	Currency	Amount	Repayment date
Repayments			
Telecom Italia S.p.A. 284 millioneuros 7.875% [1]	Euro	284	1/22/2014
Telecom Italia S.p.A. 750 millioneuros 7.750% [2]	Euro	750	3/3/2014
Telecom Italia S.p.A. 501 millioneuros 4,750% [3]	Euro	501	5/19/2014
Telecom Italia Capital S.A. USD 779 million 6.175% [4]	USD	779	6/18/2014

[1] Net of buybacks by the Company for 216 million euros during 2012.
[2] Telecom Italia decided to use the right to early redemption linked to a change in method by a rating agency which leads to a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the regulations on securities.
[3] Net of buybacks by the Company of 249 million euros during 2008, 2012 and 2014.
[4] Net of buybacks by Telecom Italia S.p.A. of USD 221 million during 2013.

On March 18, 2014, Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues maturing between May 2014 and March 2016, buying back a total nominal amount of 599 million euros.

Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euro)	Repurchased nominal amount (euro)	Buyback price
Buybacks			
Telecom Italia S.p.A. - 750 millioneuros, maturing May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%
Telecom Italia S.p.A. - 750 millioneuros, maturing June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%
Telecom Italia S.p.A. - 1 billion euros, maturing January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%
Telecom Italia S.p.A. - 850 millioneuros, maturing March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at June 30, 2014, the nominal amount is equal to 195 million euros and decreased by 3 million euros compared to December 31, 2013 (198 million euros).

Revolving Credit Facility and Term Loan
The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2014:

(billions of euros)	06/30/2014		12/31/2013	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Total	**8.0**	**1.5**	**8.0**	**1.5**

On May 24, 2012, Telecom Italia S.p.A. entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 ("RCF 2014") by 4 billion euros. The new facility will come into effect as of August 2014 and expire in May 2017.
On March 25, 2013, Telecom Italia entered into another Forward Start Facility which extended the same Revolving Credit Facility of 8 billion euros by an additional 3 billion euros. This facility will come into effect as of August 2014 and expire in March 2018.
Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from BancaRegionaleEuropea, drawn down for the full amount.

Maturities of financial liabilities and average cost of debt
The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities due within 12 months) is 7.16 years.
The average cost of the Group's debt, considered as the cost for the year calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.5%.
For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, see the Notes "Financial liabilities (non-current and current)" in the Half-Year Condensed Consolidated Financial Statements at June 30, 2014 of the Telecom Italia Group.

Current financial assets and liquidity margin
The Telecom Italia Group's available liquidity margin amounted to 12,849 million euros at June 30, 2014 (net of 280 million euros related to Discontinued Operations), corresponding to the sum of Cash and cash equivalents and current Securities other than investments, totaling 6,349 million euros

(7,092 million euros at December 31, 2013), and the committed credit lines, mentioned above, of which a total of 6,500 million euros has not been drawn down. This margin will cover Group Financial Liabilities due beyond the next 24 months. The reduction in "Cash and cash equivalents" compared to December 31, 2013 reflected the trend in repayments/new issues, as well as the use of liquidity to repurchase Group bonds.

In particular:

Cash and cash equivalents amounted to 4,983 million euros (5,744 million euros at December 31, 2013). The different technical forms used for the investment of liquidity as of June 30, 2014 can be analyzed as follows:
– Maturities: investments have a maximum maturity of three months;
– Counterpart risk: investments by the European companies are made with leading banking, financial and industrial institutions with high-credit-quality. Investments by the companies in South America are made with leading local counterparts;
– Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments amounted to 1,366 million euros (1,348 million euros at December 31, 2013). These forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. They consist of 257 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 785 million euros of Italian treasury bonds purchased by Telecom Italia Finance S.A.;5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 319 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been made in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group since August 2012, in replacement of the previous policies in force.

In the **second quarter of 2014 adjusted net financial debt** decreased by 171 million euros compared to March 31, 2014 owing to positive cash flow generated, despite the payment of the AGCOM administrative fines, A428 ruling, of 105 million euros, more than offsetting the dividend payment of 208 million euros.

(millions of euros)	06/30/2014 (a)	03/31/2014 (b)	Change (a-b)
Net financial debt carrying amount	28,837	28,810	27
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,479)	(1,281)	(198)
Adjusted net financial debt	27,358	27,529	(171)
Breakdown as follows:			
Total adjusted gross financial debt	34,989	34,051	938
Total adjusted financial assets	(7,631)	(6,522)	(1,109)

Consolidated Financial Statements – Telecom Italia Group

The Half-Year Financial Report at June 30, 2014 of the Telecom Italia Group has been prepared in compliance with Article 154-ter (Financial Reports) of Legislative Decree no. 58/1998 (Consolidated Law on Finance - TUF) and subsequent amendments and supplements and presented in accordance with the international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as "IFRS") as well as with the regulations issued to implement Article 9 of Legislative Decree no. 38/2005.

The Half-year Financial Report includes:

- *the Interim Report on Operations;*
- *the Half-Year Condensed Consolidated Financial Statements;*
- *the certification of the Half-Year Condensed Consolidated Financial Statements pursuant to Article 81-ter of the Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions.*

The accounting policies and consolidation principles adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2014 are the same as those adopted in the annual consolidated financial statements at December 31, 2013 to which the reader is referred, except for the new standards and interpretations adopted by the Group since January 1, 2014, which however did not have any impact on the Group's consolidated financial statements.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA; EBIT; the organic change in revenues, EBITDA and EBIT; and net financial debt carrying amount and adjusted net financial debt.

Starting from 2014, Telecom Italia has revised the method for calculating the organic change in revenues, EBITDA and EBIT, no longer taking non-organic income/expenses, also including non-recurring item, into that calculation. As a result, organic changes now include only the effects of the change in the scope of consolidation and of exchange differences. Figures for the periods under comparison have been reclassified accordingly. Further details on such measures are presented under "Alternative performance measures".

Moreover, the part entitled "Business Outlook for the Year 2014" contains forward-looking statements in relation to the Group's intentions, beliefs or current expectations regarding financial performance and other aspects of the Group's operations and strategies. Readers of the Half-year financial Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which are beyond the scope of the Group's control.

Principal changes in the scope of consolidation

The following changes occurred during the first half of 2014:

- *Rete A (Media Business Unit): on June 30, 2014 Telecom Italia Media Broadcasting acquired 100% of the company and, as a consequence, Rete A is now part of the Group's scope of consolidation and has been fully consolidated with effect from June 30, 2014;*
- *TIMB2 S.r.l. was established in May 2014 (Media Business Unit);*
- *Trentino NGN S.r.l. (Domestic Business Unit): on February 28, 2014 the Telecom Italia Group acquired the controlling interest in the company and consequently the company is now part of the Group's scope of consolidation.*

The following changes in the scope of consolidation occurred during 2013:

- *Sofora - Telecom Argentina group: on November 13, 2013, Telecom Italia Group accepted the offer for the purchase of the entire controlling stake in the Sofora - Telecom Argentina group; as a result, the investment was classified as Discontinued Operations (Discontinued operations/Non-current*

assets held for sale). Pursuant to IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), the income statement results of the Sofora - Telecom Argentina group for the first half of 2014 and the corresponding comparative periods have been presented in the Separate Consolidated Income Statement under the specific item "Profit (loss) from Discontinued operations/Non-current assets held for sale", while the balance sheet data is presented in two separate line items in the consolidated statements of financial position;

● *MTV group - Media: on September 12, 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and of its wholly-owned subsidiary MTV PubblicitàS.r.l. As a result, these companies are no longer consolidated;*

● *La7 S.r.l. - Media: on April 30, 2013 Telecom Italia Media completed the sale of La7 S.r.l.; as a result, the company is no longer consolidated.*

Separate Consolidated Income Statements

(millions of euros)	1st Half 2014	1st Half 2013	Change	
			(a-b)	
	(a)	(b)	amount	%
Revenues	**10,551**	**11,888**	**(1,337)**	**(11.2)**
Other income	183	108	75	69.4
Total operating revenues and other income	**10,734**	**11,996**	**(1,262)**	**(10.5)**
Acquisition of goods and services	(4,557)	(5,298)	741	14.0
Employee benefits expenses	(1,596)	(1,651)	55	3.3
Other operating expenses	(559)	(717)	158	22.0
Change in inventories	43	93	(50)	(53.8)
Internally generated assets	280	278	2	0.7
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**4,345**	**4,701**	**(356)**	**(7.6)**
Depreciation and amortization	(2,154)	(2,305)	151	6.6
Gains (losses) on disposals of non-current assets	35	(82)	117	-
Impairment reversals (losses) on non-current assets	(1)	(2,187)	2,186	-
Operating profit (loss) (EBIT)	**2,225**	**127**	**2,098**	**-**
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(5)	–	(5)	-
Other income (expenses) from investments	15	2	13	-
Finance income	865	1,418	(553)	(39.0)
Finance expenses	(2,111)	(2,398)	287	12.0
Profit (loss) before tax from continuing operations	**989**	**(851)**	**1,840**	**-**
Income tax expense	(417)	(543)	126	23.2
Profit (loss) from continuing operations	**572**	**(1,394)**	**1,966**	**-**
Profit (loss) from Discontinued operations/Non-current assets held for sale	260	170	90	52.9
Profit (loss) for the period	**832**	**(1,224)**	**2,056**	**-**
Attributable to:				
Owners of the Parent	**543**	**(1,407)**	**1,950**	**-**
Non-controlling interests	289	183	106	57.9

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 *(Presentation of Financial Statements)*, the following consolidated statements of comprehensive income include the profit (loss) for the period as shown in the Separate Consolidated Income Statement and all non-owner changes in equity.

(millions of euros)		1st Half 2014	1st Half 2013
Profit (loss) for the period	(a)	832	(1,224)
Other components of the Consolidated Statements of Comprehensive Income:			
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement			
Remeasurements of employee defined benefit plans (IAS 19):			
Actuarial gains (losses)		(129)	3
Net fiscal impact		35	(2)
	(b)	(94)	1
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Net fiscal impact		–	–
	(c)	–	–
Total other components that subsequently will not be reclassified in the separate consolidated income statements	(d=b+c)	(94)	1
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		41	(31)
Loss (profit) transferred to the Separate Consolidated Income Statement		(15)	1
Net fiscal impact		(7)	6
	(e)	19	(24)
Hedging instruments:			
Profit (loss) from fair value adjustments		(61)	(472)
Loss (profit) transferred to the Separate Consolidated Income Statement		(99)	277
Net fiscal impact		45	55
	(f)	(115)	(140)
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		28	(620)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		–	–
Net fiscal impact		–	–
	(g)	28	(620)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	1
Loss (profit) transferred to the Separate Consolidated Income Statement		–	–
Net fiscal impact		–	–
	(h)	–	1
Total other components that will be reclassified subsequently to the Separate Consolidated Income Statements	(i=e+f+g+h)	(68)	(783)
Total other components of the Consolidated Statements of Comprehensive Income	(k=d+i)	(162)	(782)
Total comprehensive income (loss) for the period	(a+k)	670	(2,006)
Attributable to:			
Owners of the Parent		567	(1,925)
Non-controlling interests		103	(81)

Consolidated Statements of Financial Position

(millions of euros)		06/30/2014	12/31/2013	Change
		(a)	(b)	(a-b)
Assets				
Non-current assets				
Intangible assets				
Goodwill		30,062	29,932	130
Other intangible assets		6,109	6,280	(171)
		36,171	**36,212**	**(41)**
Tangible assets				
Property, plant and equipment owned		12,356	12,299	57
Assets held under finance leases		862	920	(58)
		13,218	**13,219**	**(1)**
Other non-current assets				
Investments in associates and joint ventures accounted for using the equity method		35	65	(30)
Other investments		44	42	2
Non-current financial assets		1,603	1,256	347
Miscellaneous receivables and other non-current assets		1,769	1,607	162
Deferred tax assets		962	1,039	(77)
		4,413	**4,009**	**404**
Total Non-current assets	(a)	**53,802**	**53,440**	**362**
Current assets				
Inventories		416	365	51
Trade and miscellaneous receivables and other current assets		6,271	5,389	882
Current income tax receivables		45	123	(78)
Current financial assets				
Securities other than investments, financial receivables and other current financial assets		*1,618*	*1,631*	*(13)*
Cash and cash equivalents		*4,983*	*5,744*	*(761)*
		6,601	7,375	(774)
Current assets sub-total		**13,333**	**13,252**	**81**
Discontinued operations/Non-current assets held for sale				
of a financial nature		405	657	(252)
of a non-financial nature		2,636	2,871	(235)
		3,041	**3,528**	**(487)**
Total Current assets	(b)	**16,374**	**16,780**	**(406)**
Total Assets	(a+b)	**70,176**	**70,220**	**(44)**

(millions of euros)		06/30/2014	12/31/2013	Change
		(a)	(b)	(a-b)
Equity and Liabilities				
Equity				
Equity attributable to owners of the Parent		17,475	17,061	414
Equity attributable to Non-controlling interests		3,157	3,125	32
Total Equity	**(c)**	**20,632**	**20,186**	**446**
Non-current liabilities				
Non-current financial liabilities		32,505	31,084	1,421
Employee benefits		1,026	889	137
Deferred tax liabilities		315	234	81
Provisions		720	699	21
Miscellaneous payables and other non-current liabilities		755	779	(24)
Total Non-current liabilities	**(d)**	**35,321**	**33,685**	**1,636**
Current liabilities				
Current financial liabilities		4,913	6,119	(1,206)
Trade and miscellaneous payables and other current liabilities		8,004	8,649	(645)
Current income tax payables		48	20	28
Current liabilities sub-total		**12,965**	**14,788**	**(1,823)**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale				
of a financial nature		28	27	1
of a non-financial nature		1,230	1,534	(304)
		1,258	**1,561**	**(303)**
Total Current Liabilities	**(e)**	**14,223**	**16,349**	**(2,126)**
Total Liabilities	**(f=d+e)**	**49,544**	**50,034**	**(490)**
Total Equity and Liabilities	**(c+f)**	**70,176**	**70,220**	**(44)**

Consolidated Statements of Cash Flows

(millions of euros)		1st Half 2014	1st Half 2013
Cash flows from operating activities:			
Profit (loss) from continuing operations		572	(1,394)
Adjustments for:			
Depreciation and amortization		2,154	2,305
Impairment losses (reversals) on non-current assets (including investments)		6	2,188
Net change in deferred tax assets and liabilities		231	441
Losses (gains) realized on disposals of non-current assets (including investments)		(35)	81
Share of losses (profits) of associates and joint ventures accounted for using the equity method		5	–
Change in provisions for employee benefits		(16)	(5)
Change in inventories		(50)	(84)
Change in trade receivables and net amounts due from customers on construction contracts		(465)	104
Change in trade payables		(532)	(944)
Net change in current income tax receivables/payables		104	4
Net change in miscellaneous receivables/payables and other assets/liabilities		(329)	(67)
Cash flows from (used in) operating activities	**(a)**	**1,645**	**2,629**
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis		*(691)*	*(938)*
Purchase of tangible assets on an accrual basis		*(1,016)*	*(1,024)*
Total purchase of intangible and tangible assets on an accrual basis		(1,707)	(1,962)
Change in amounts due to fixed asset suppliers		*(354)*	*(599)*
Total purchase of intangible and tangible assets on a cash basis		(2,061)	(2,561)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	–
Acquisitions/disposals of other investments		(1)	–
Change in financial receivables and other financial assets		(330)	308
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		–	(118)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		76	45
Cash flows from (used in) investing activities	**(b)**	**(2,324)**	**(2,326)**
Cash flows from financing activities:			
Change in current financial liabilities and other		516	(1,403)
Proceeds from non-current financial liabilities (including current portion)		3,022	1,571
Repayments of non-current financial liabilities (including current portion)		(3,377)	(2,676)
Share capital proceeds/reimbursements (including subsidiaries)		–	–
Dividends paid		(208)	(495)
Changes in ownership interests in consolidated subsidiaries		–	–
Cash flows from (used in) financing activities	**(c)**	**(47)**	**(3,003)**
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	**(d)**	**(349)**	**113**
Aggregate cash flows	**(e=a+b+c+d)**	**(1,075)**	**(2,587)**
Net cash and cash equivalents at beginning of the period	**(f)**	**6,296**	**7,397**
Net foreign exchange differences on net cash and cash equivalents	(g)	(1)	(104)
Net cash and cash equivalents at end of the period	**(h=e+f+g)**	**5,220**	**4,706**

Additional Cash Flow Information

(millions of euros)	1st Half 2014	1st Half 2013
Income taxes (paid) received	(49)	(104)
Interest expense paid	(2,266)	(1,649)
Interest income received	1,239	561
Dividends received	5	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2014	1st Half 2013
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	5,744	6,947
Bank overdrafts repayable on demand – from continuing operations	(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	6,296	**7,397**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	4,983	4,191
Bank overdrafts repayable on demand – from continuing operations	(30)	(87)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	267	602
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	5,220	**4,706**

Analysis of the main consolidated financial and operating items

Acquisition of goods and services

(millions of euros)	1st Half 2014	1st Half 2013	Change
Purchases of goods	1,029	1,170	(141)
Revenues due to other TLC operators and interconnection costs	1,204	1,578	(374)
Commercial and advertising costs	708	804	(96)
Power, maintenance and outsourced services	646	686	(40)
Rent and leases	371	335	36
Other service expenses	599	725	(126)
Total acquisition of goods and services	**4,557**	**5,298**	**(741)**
% of Revenues	*43.2*	*44.6*	*(1.4)pp*

Employee benefits expenses

(millions of euros)	1st Half 2014	1st Half 2013	Change
Employee benefits expenses - Italy	**1,403**	**1,456**	**(53)**
Ordinary employee expenses and costs	1,403	1,435	(32)
Restructuring expenses	-	21	(21)
Employee benefits expenses – Outside Italy	**193**	**195**	**(2)**
Total employee benefits expenses	**1,596**	**1,651**	**(55)**
% of Revenues	*15.1*	*13.9*	*1.2pp*

Average salaried workforce

(equivalent number)	1st Half 2014	1st Half 2013	Change
Average salaried workforce – Italy	47,485	49,457	(1,972)
Average salaried workforce – Outside Italy	11,576	10,835	741
Total average salaried workforce [1]	**59,061**	**60,292**	**(1,231)**
Non-current assets held for sale - Sofora - Telecom Argentina group	15,650	15,879	(229)
Total average salaried workforce - including Non-current assets held for sale	**74,711**	**76,171**	**(1,460)**

(1) Includes employees with temp work contracts: 9 in the first half of 2014 (4 in Italy and 5 outside Italy). In the first half of 2013 it included 33 employees (32 in Italy and 1 outside Italy).

Headcount at period-end

(number)	06/30/2014	12/31/2013	Change
Headcount – Italy	53,015	53,155	(140)
Headcount – Outside Italy	12,789	12,468	321
Total [1]	**65,804**	**65,623**	**181**
Non-current assets held for sale - Sofora - Telecom Argentina group	16,552	16,575	(23)
Total - including Non-current assets held for sale	**82,356**	**82,198**	**158**

(1) Includes employees with temp work contracts: 9 at June 30, 2014, and 4 at December 31, 2013.

Headcount at period-end – Breakdown by Business Unit

(number)	06/30/2014	12/31/2013	Change
Domestic (*)	53,224	53,377	(153)
Brazil	12,464	12,140	324
Media	95	84	11
Other Operations	21	22	(1)
Total	**65,804**	**65,623**	**181**

(*) Starting from 2014, the Domestic Business Unit also includesthe Olivetti group, in addition to Core Domestic and International Wholesale. The comparative period has been adjusted accordingly.

Other income

(millions of euros)	1st Half 2014	1st Half 2013	Change
Late payment fees charged for telephone services	34	33	1
Recovery of employee benefit expenses, purchases and services rendered	14	18	(4)
Capital and operating grants	13	11	2
Damage compensation, penalties and sundry recoveries	18	15	3
Other income	104	31	73
Total	**183**	**108**	**75**

Other operating expenses

(millions of euros)	1st Half 2014	1st Half 2013	Change
Write-downs and expenses in connection with credit management	180	212	(32)
Provision charges	44	48	(4)
TLC operating fees and charges	224	256	(32)
Indirect duties and taxes	60	67	(7)
Penalties, settlement compensation and administrative fines	18	15	3
Association dues and fees, donations, scholarships and traineeships	10	13	(3)
Sundry expenses	23	106	(83)
Total	**559**	**717**	**(158)**

Events Subsequent to June 30, 2014

For details of subsequent events see the specific Note "Events Subsequent to June 30, 2014" in the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2014.

Business Outlook for the Year 2014

The telecommunications market continues to be characterized by a decline in traditional services (voice and accesses) and an increase in innovative services (broadband and broadband enabled services). The combined effect of these trends is expected to cause a further overall decline in the domestic market, albeit more limited than that seen in 2013, and growth in the Brazil market.
In this environment, the Telecom Italia Group – as announced in the 2014 - 2016 Plan – will continue to defend its market share and invest in the development of its infrastructure, with a sharp increase in investment in innovation, particularly in Ultra Broadband, to maintain revenues from traditional services and promote revenue growth from innovative services, in accordance with the Group financial policies. At the same time, the Telecom Italia Group will continue its process of restructuring and efficiency improvement of its industrial processes with the aim of structurally reducing its running costs including through delayering and platforms' streamlining.

The initial results for 2014 confirm the cooling down and improvement in competition in the Mobile business, and an acceleration in the development of ultrabroadband services. However, the first months of the year still showed a dilution of ARPU on traditional services on the domestic market, both Mobile and Fixed, due to the repositioning of the Customer Base towards bundle offers that will in any case allow – against a short-term reduction in profitability – greater stabilization of expenditure and churn in the medium to long term. On the Fixed market this trend is also dictated by the need to respond, with commercial pricing actions, to competitive pressure, which is higher than expected.
Despite these trends, which resulted in continued uncertainty regarding the stability of Revenues, a gradual recovery in operating performance is expected on the domestic market for the current year in keeping with the forecasts and dynamics of the Telecom Italia 2014-2016 three-year Plan, also due to the cost reduction and containment plans and actions.

Main risks and uncertainties

The business outlook for 2014 could be affected by risks and uncertainties caused by a multitude of factors, the majority of which are beyond the Group's control. In particular, our business depends to a large extent on changes in background factors and the state of the economy, as well as the competitive scenario on the Italian and Brazilian markets. Despite some signs of improvement, the early months of this year continued to point to a general situation of weakness and uncertainty in the Group's markets. It cannot therefore be ruled out that this situations could have an adverse impact on the future results of our business and that, consequently, goodwill may be subject to impairment losses.
The Telecom Italia Group is currently undertaking numerous transactions, including corporate and extraordinary transactions, whose feasibility and completion could be affected by factors outside the control of management, such as political and regulatory factors, currency exchange restrictions, etc..

At the end of July 2014, the Argentinian Government was in default due to having failed to honor certain commitments relating to its debt contracted in foreign currency. Although this situation is connected to impediments of a technical and legal nature, and the main market indicators are not any showing signs of other problem issues, this event may nevertheless aggravate the adverse trends in the

macroeconomic environment with repercussions on the exchange rate for the local currency and the level of inflation.

However, the price for the sale of Sofora - Telecom Argentina group was set in US dollars and consequently in this transaction the Telecom Italia Group is not subject to the risk of changes in the exchange rate for Argentinian Pesos.

For information on the main risks affecting the business activities of the Telecom Italia Group, refer to the Annual Report 2013.

Main Commercial Developments of the Business Units of the Group

Domestic

Consumer

In the **Consumer Fixed-Line** segment, commercial developments in the first half of 2014 mainly concerned the following aspects:

- **accelerating the penetration of fiber-optic services over the fixed-line network**, by expanding the coverage plan and through ad hoc promotional activities;
- **supporting acquisitions and defending the customer base** through targeted actions, leveraging **convergent positioning and the tendency towards the flat-rating of voice services**, in line with the strategy adopted in late 2013 with the TUTTO deal.

In terms of **fiber adoption**, we reviewed our pricing and packages in January 2014, with the following results:

- Internetfibra for 29 euros per month for the first six months, 44.90 euros per month from the seventh month onwards;
- Tuttofibra/Tuttofibra Plus for 39 euros per month for the first six months, 54.90 euros from the seventh month onwards.

In a further effort to drive adoption of the higher value Full Flat offerings – namely Tuttofibra/Tuttofibra Plus – we adopted additional temporary promotions:

- local promotions in some cities, offering all new clients a tablet computer for one euro with 30 months lock-in agreements (March/April 2014);
- additional permanent discount of 10 euros per month (May/June 2014).

The program to develop the fiber optic network also continued throughout the first half of 2014, increasing from 37 cities at the end of December 2013 to 69 cities at the end of June 2014.

We launched a number of new packages to **support the drive for new activations and to contain the trend of erosion among OLOs and fixed-line terminations**:

- in March 2014 we launched the **TIM SMART convergent deal**, which includes a fixed line with unlimited 7 MB ADSL, plus a TIM mobile line including 2 GB of data, 400 SMS and 400 minutes, all at 39 euros per month, forever, all charged in a Telecom Italia bill;
- In April 2014, we launched the **Full Flat TUTTO VOCE** deal, which includes unlimited calls to all fixed-line and mobile phones in Italy, inclusive of phone line and rental, for 29 euros a month.

In addition, as part of continued efforts to simplify our tariffs and streamline our range of packages, starting on June 1 we re-priced and simplified the tariffs relating to packages that are no longer marketed, in order to guide customers towards new flat and all inclusive packages.

In the **Consumer Mobile** segment, we maintained our segment-based approach and business strategy geared towards maximizing the value of the fixed and mobile customer base, by offering converging customers unique benefits across the mass-market (*"If you have Telecom Italia at home, you can make unlimited calls to TIM mobiles"*) and broadband sectors (*"If you have Telecom Italia at home or you are a TIM customer, you get double the GB"*). During the first half of 2014, we placed a major focus on 4G Internet packages to capitalize on the current coverage gap and our performance advantage over competitors.

In the Mass Market segment, in light of increasingly stiff competition throughout almost the whole of 2013 – which led to a rapid fall in the prices of mobile telecommunications services – Telecom Italia is leading the market towards a more rational pricing structure and customer acquisition policies.

Telecom Italia's strategy of using an inflation-based tariff policy is based on the use of points of differentiation such as:

- including LTE in the TIM Special portfolio, leveraging our **technological leadership** on 4G, both in terms of coverage and performance;
- **including content as an element of differentiation to attract 'smart' customers** (i.e.: sport, entertainment, YouTube).

Following these strategies, in the period April-May 2014 we increased the cost of the entry-level deal in the TIM Special portfolio from 15 to 19 euros, making it 4G compatible and including data traffic for streaming videos (e.g. from YouTube).

In the Young segment, during the first half of 2014 we adopted a mass market strategy with an inflation-based approach. This was executed by using an attractive entry price for the target customers, the value of which was boosted through a major drive to promote modular components (data, voice), in order to increase profitability. We also increased the customizability of the deal with highly appealing content for the target, such as 4G LTE navigation and data-free Facebook and Twitter use, together with data-free music streaming, which has always been part of the package.

In the Premium segment the shift away from subsidies continued on from 2013, with a move towards concentrating benefits on higher-value deals.

In **Mobile Broadband** services, the promotion of **4G-LTE internet** services continued into the first half of 2014. In May, Telecom Italia increased the number of Italian municipalities where the new internet services on the 4G-LTE network are available to 745, reaching an outdoor coverage of approximately 53.4% of the national population. The rapid expansion of the new 4G-LTE network has come thanks to strong investments by Telecom Italia in building state-of-the-art infrastructure able to deliver new cutting-edge services that meet the needs of individuals and cope with the growing amount of traffic generated by smartphones, tablets and Internet keys. We also made a major push with the TIMVision business, which has become an integral part of TIM's new 4G portfolio: in fact, all 4G Internet packages offer a choice between TIMVision entertainment and sport, without any additional costs.

In the **convergent segment**, in March we launched the TIM SMART deal, which brings together a landline and mobile connectivity and voice services. The launch of this deal comes against the background of ever increasing broadband usage, thanks to the spread of connected devices (Smart TVs, tablets, smartphones) that need a reliable and high-performance internet service both at home and outdoors. TIM SMART provides landline and mobile services for all members of the family at a convenient price, charged through a single monthly bill, also thanks to widespread broadband and mobile coverage across the country and customer-acclaimed service quality and reliability. The deal also aims to increase the penetration of landline services among 'mobile only' customers, reduce mobile termination rates and increase the number of TIM SIMs among families.

Business

Telecom Italia's strategy in the business segment continued to evolve in the first half of 2014 along two lines: simplifying the product/service range and internal processes, with a view to improving delivery; and fresh emphasis on innovation, convergence, and on IT, in order to support the core business.

The key focus of management has been to confirm and strengthen Telecom Italia's positioning as a major market player in Italy, able to steer the ICT needs of small and medium businesses, large corporations and public administrations by leveraging its widespread and highly qualified sales force and pushing cloud services as a way of boosting the use of core connectivity services.

A number of action plans were put into place to pursue strategic objectives, taking into consideration the dominant trends in the various segments, as well as the macroeconomic environment that is still critical for businesses. Action plans were focused on:

● repositioning products and services targeted at Small and Medium Businesses (SMB), with a view to consolidating the customer base for mobile services and stemming the loss of fixed-line customers;

● pushing fixed–mobile–IT convergence so as to boost the share of high-value customers in the customer base, by enhancing the range of innovative core products and services and IT services offered at the same price for customers. In the SMB market, the focus on ICT solutions was further reinforced in the first half of 2014, including through a reorganization of the Value Added Reseller (VAR) channel and a drive towards marketing more industrialized services and solutions across the indirect sales network;

● targeting high-end customers in both the private and public sectors, through tenders and framework agreements, so as to strengthen and grow Telecom Italia's share of the high-value market, by focusing on the innovative and complex ICT services and projects that showcase Telecom Italia as a leading telecommunications provider for its technologies and know-how, and expanding into industry sectors adjacent to consolidated business sectors. To this end, the early months 2014 saw the implementation of numerous initiatives to strengthen the entire sales force, through a broad

program of the personalized training geared towards developing knowledge of products and services in the most innovative segments;

- the specialization of the sales force for mid-sized private and public clients (large segment); 2014 also saw the continuation and development of the strategy already adopted in 2013 of splitting sales responsibilities between two roles: one with more generalist skills and responsibility for building the value of the traditional core range of products and services, and the other with more specialist skills and responsibility for developing IT and added-value mobile services.

There have been several major initiatives in the **Mobile** products and services range to extract value from the customer base and develop the business. On the technological front, in the first half of 2014 there was a continued effort to develop the Ultra BroadBand Mobile service, based on the LTE network, including LTE technology in all available iterations of the TIM TUTTO package, while maintaining an appropriate premium price. On the commercial front, pricing was managed using a more rational approach and, at the same time, the range of products and services was expanded with the VAS and IT solutions (for example through synergies with the range of Consumer Media content and developing Mobile Device Management solutions). In line with the previous half-year, initiatives to develop higher value relationships with converging fixed/mobile customers continued. For Direct customers, we launched a far-reaching review of our commercial approach to the market, mainly geared towards defending the customer base and reflecting the new service models already tested in 2013 in the Large and SMB segments. Specifically, this involved: removing subsidies for terminals, pushing prepaid and standard products and services, highly competitive pricing for mature core business services, and premium pricing for mobile broadband and LTE.

In the SMB market, in line with the latter part of 2013, in 2014 we have seen a marked cooling down of competition, as shown by a significant drop in absolute values both of terminations and acquisitions, while maintaining positive net Mobile Number Portability (MNP) additions.

The Loyalty strategy has been enhanced by the introduction of new multichannel contact methods to go alongside traditional contact points, with a view to integrating and simplifying Customer management in order to improve the user experience. Indeed, the focus has been on strengthening our "one-to-one" approach to the Customer, through online offers, services and promotions. Starting in April 2014, we introduced a new loyalty-building initiative by developing a Partnership program with major companies on the Italian market. The aim of this was to pass on to customers the benefits deriving from current and future Telecom Italia agreements with companies whose services impact the businesses of our Customers (e.g. Trenitalia for transport, Edison for utilities, QuiGroup for eating out and SendaBox for deliveries).

Telecom Italia has brandished its technological edge in the Business **Fixed-Line** segment by consolidating and expanding **Tuttofibra,** a range of plans for small and medium businesses featuring Ultra broadband services delivered over the Next-Generation Network. This exploits the investment in extending the coverage of the service, which as already mentioned at the end of June 2014 reached 69 cities, thus strengthening the range of plans available to an ever-expanding pool of customers. Guaranteed-bandwidth NGN plans were also launched for mid-range customers. At the same time, the **ETHernity**range of fiber-optic services for high-end customers was upgraded, with improved coverage, simplified feasibility processes and the launch of geo-targeted promotions.

Also in the Fixed-Line segment, in the first half of 2014 Telecom Italia remained committed to the strategy of establishing its leadership in technological innovation and in Fixed/Mobile convergence/integration.

In the **SOHO customers** segment – where competitive pressure is more pronounced – we have launched a Fixed/Mobile cross-selling promotion, rewarding those who join Telecom Italia as Fixed-Line and Mobile customers with good value offers in both areas.

For **high-end** customers, the start of 2014 saw the launch of the innovative **Nuvola IT ComunicazioneIntegrata** offering. This provides customers with significant benefits in terms of recovering operating costs through efficiencies, increased involvement in the business community, mobility and an incentive to move towards fixed/mobile integration by virtualizing their communications infrastructure in Telecom Italia's Cloud. It also enables innovative Unified Collaboration services (presence, instant messaging, video calls), which are also available on mobile devices.

Regarding our range of **Information Technology** products and services, we have extended our portfolio of **Cloud Services**, building an offering based on increasingly modular basic services that are easy to configure and activate online independently. Specifically, in terms of the range of Cloud services for SMB customers, in 2014 we invested in building a web marketplace as a platform for providing a range of "best of breed" SaaS solutions for SMBs. The marketplace is characterized by its ease-of-use for customers, across the selection and purchase phases and subsequently when configuring and managing the services. Telecom Italia's approach also stands out for the integration of Cloud services with its core fixed and mobile connectivity options. Thanks to some convenient promotional bundles, it is now even easier to adopt Cloud solutions – ranging from basic applications for messaging and web presence, to vertical e-commerce and CRM solutions, and solutions for obviating the need for on-site IT structure such as virtual servers or network storage.

Regarding innovative payment solutions, Telecom Italia has reached an agreement with Payleven – a pioneer in the world of mobile payments – to bring innovation to the market and offer a mobile POS service at particularly attractive conditions. The system – which is called **"1 GIGA MOBILE POS"** – is straightforward and cost-effective, enabling traders, professionals and artisans to use their smart phone or tablet to receive payments made with debit cards and Visa/MasterCard/Visa Electron credit cards, even while out of the office, without additional costs and in full compliance with regulations on electronic payments.

Lastly, the strategy of bolstering our positioning in IT and adjacent markets has also been activated via the subsidiary Telecom Italia Digital Solutions, which was launched in 2013 with the establishment of specific business units focused on the Cloud and the Internet of Things. Their aim is to complement the business-focused range of Cloud-based SaaS services and end-to-end solutions in the Machine-to-Machine world (e.g. smart metering, automotive, etc.), leveraging the agility of over-the-top systems and platforms.

Olivetti

In the **Banking** segment, there has been a trend of positive growth in the Turkey/Middle East area and on the Australian market. In the Retail segment, we launched the "**ScontrinoSemplice**" solution as part of Telecom Italia's ImpresaSemplice deal. ScontrinoSemplice is a multi-platform mobile app for managing sales points using tablets and printing receipts using an Olivetti PRT200FX printer, which stores the data and the sales statistics in the cloud and integrates management of mobile payments. Regarding Multiple Service Terminals, a deal has been reached in Hungary for around 300 M-206 terminals to be used at newsagents for the sale of added-value services such as bill payment.

In the **Solutions & Services** area, the first half of 2014 saw the launch of **Electronic Billing**, aimed both at the private and public sector, with some significant clients already converted prior to switch-off to the electronic system, which took place on June 6, 2014. In the Financial Institutions sector, Olivetti has won graphometric signature contracts, including through tenders, and some existing clients have expanded their project briefs extending this solution to the signing of contracts.

Brazil

Having launched deals with a maximum speed of 30 MB for 1 reais in the first quarter of 2014, in order to meet the data needs of prepaid customers more effectively, during the second quarter TIM Brasil launched the "**Infinity Web 100**" deal, which offers high-speed Internet connection to prepaid customers for both tablets and PCs though Internet keys. Subscribers receive 100 MB of Internet traffic per day for 1.99 reais.

Infinity Turbo 7 + Express Top-Up

During the second quarter 2014, TIM Brasil continued to offer innovative services in the prepaid sector, creating a new daily deal for greater simplicity and to meet customers' needs. In May, TIM launched the **Infinity Turbo 7** package, which offers prepaid customers 300 minutes of on-net calls + 600 SMS (450 on-net + 150 off-net) + 10 MB data per day. The deal costs 7 reais and is valid for seven days from

the date of activation. In April, TIM created an express top-up service – a new way to top up via Facebook that allows customers to top-up their own phone or send them to others through Facebook. The top-up is charged directly to a credit card, which must be registered in advance on the "Recarga Express" website.

Broadband Offering

During the second quarter, TIM started marketing the "**Live TIM Extreme**" deal – a 1 GB ultrabroadband fixed-line package which is the fastest available in Brazil and 350 times the national average connection speed of 2.6 MB (according to Akamai). The package offers 1 GB download speeds and 500 MB for uploads. Thanks to Fiber-to-the-Home (FTTH) technology, customers can download HD films in just a few seconds to all their devices, including notebooks, tablets and smartphones. The cost is 1,499.90 reais per month and the service is available across the LiveTIM coverage area in the states of Rio de Janeiro and São Paulo.

During the second quarter, TIM Fiber launched the "**Live TIM Blue Box**" – a device providing access to Netflix, YouTube and free on air HD channels. This straightforward and easy-to-use media center offers customers the main sources of multimedia video content Via an integrated system called "Blue Box do SeuJeito", the device recognizes the user's preferences and highlights their favorite programs Content can also be recorded to disk or pen drive, and viewings can be paused and resumed. Full launch is scheduled for the second half of the year, but TIM has already rolled it out to selected Live TIM users in Rio de Janeiro and São Paulo for beta testing and feedback.

Handsets

During the second half of the year, TIM began selling Samsung Galaxy S5 terminals. In order to publicize the launch of the device, TIM organized dedicated events in nine cities. After the launch, the price was set at 2,299 reais for new postpaid customers. New and existing customers can also pay in 12 installments by credit card.

Principal changes in the regulatory framework

Domestic

Wholesale fixed markets

Wholesale access services

During 2013, AGCom (the National Regulatory Authority for Communications) initiated numerous correlated proceedings relating to copper and fiber fixed-line network access services. Following the public consultations conducted by the Authority and the discussions with the European Commission regarding, among other things, the proposed "Phase II Investigation" regarding 2013 prices for LLU and bit-stream services, on December 19, 2013 the Authority approved the 2013 technical and economic conditions for access to Telecom Italia's copper network (Resolutions 746/13/CONS and 747/13/CONS), without making any amendments, contrary to the requests of the Commission, in particular with regard to the calculation of the cost of capital.

Telecom Italia, in the belief that AGCom's decisions on 2013 rates have aspects that conflict with the European regulatory framework, has appealed to the competent authorities;

As regards the price of the WLR service for the year 2013, which the Authority proposed to cut from 11.70 euros to 11.14 euros per month (-4.8%), on May 16, 2014 the European Commission sent its comments on the measure proposal, giving its assent, and hence we are awaiting the publication of the definitive decision.

With regard to the results of the public consultation launched for the 3rd cycle of analysis of the copper and fiber fixed-line access markets for the three-year period 2014-2016, on February 13, 2014 AGCom formally extended the deadline for the finalization of the process by a further 150 days via Resolution 65/14/CONS and on July 30, 2014 with the Resolution 366/14/CONS, the Authority announced a new 60 day extension.

Lastly, in implementation of three rulings of the *Consiglio di Stato*(Council of State) published in March and April 2013, accepting the demands of the operators Eutelia, Fastweb and Wind and canceling a number of provisions of the final decisions relating to the second cycle of analysis of access markets (Resolutions 731/09/CONS and 578/10/CONS), on June 20, 2014, AGCom launched a public consultation in which the wholesale access prices for the period May 2010 to December 2012 will be re-determined. In particular, following the amendment of the methodology for calculating the cost of corrective maintenance works in light of the use of *Single System* contracts, the Authority's revised proposal results in the following amendments to the monthly LLU service tariffs: for 2012, from the current 9.28 euros per month to 9.06 euros per month; for 2011, from the current 9.02 euros per month to 8.91 euros per month; for 2010, from the current 8.70 euros per month to 8.66 euros per month. It was also proposed that the monthly rate for the WLR service for non-residential customers should be brought into line with that for residential customers which, in the period under examination, had different prices and a saw a different trend of LLU fees compared to subscription charges for the same service.

In response to the public consultation, Telecom Italia submitted arguments in support of keeping the prices set at the time, reserving the right to appeal against a final decision confirming their retroactive reduction.

New Generation Networks

On May 16, 2014, the European Commission announced its findings, with no impediment to the Authority's proposal on NGAN prices for 2013. We therefore await the publication of the definitive decision by AGCom.

With regard to measures relating to other operators' access to Telecom Italia street cabinets, on April 9 the Authority published a decision setting out the conditions on obligations for locating and giving access to the cabinets (Resolution 155/14/CONS). In particular, Telecom Italia is required to announce the installation of new cabinets (or upgrades to existing cabinets) on a quarterly basis, to enable competing

operators to participate in the planning process (the announcement procedure will come into full effect from the start of 2015). In addition, in order to install their own mini-DSLAMs, competing operators will be able to ask for Telecom Italia's existing cabinets to be expanded through extensions or by Telecom Italia building new cabinets next to the existing ones; in the second case, ownership of the cabinet goes to the alternative operators that request it and they will be responsible for their maintenance and associated costs. Lastly, in view of the difficulties of establishing the technical and construction specifications for installing the extensions, the Authority will soon launch a technical feasibility study to identify the correct conditions for their supply.

Retail fixed markets

Online copyright protection
On March 31, 2014, the new Regulation on Online Copyright Protection (Resolution 680/13/CONS) came into force. Having made suitable inquiries, AGCom can order Telecom Italia to selectively remove content (where it operates as a Hosting Provider), or to block access to sites (where it operates as a 'mere conduit'), or to remove contents of its catalog (in the case of provision of on-demand media services).

Sports rights
On April 9, 2014, both AGCom and Italian Antitrust Authority (AGCM) approved, in separate decisions, the Guidelines on the Offering of Rights to the Serie A Soccer League, 2015-2018. Both documents call for Serie A's offering to be completed under fair, transparent and non-discriminatory conditions, in order to ensure open competition to all operators of all distribution platforms.

Universal Service
In the first half of 2014, the verification of the net cost for 2007 was begun and concluded. The framework decision (Resolution 40/14/CIR) determined that, also in 2007, the provision of the mandatory universal service did not result in a net cost and therefore the mechanism for dividing the cost cannot be applied. The final decision is expected shortly.
In the meantime, Telecom Italia has also submitted its assessments of the net cost for 2008 and 2009 to AGCom. The auditor appointed by the Authority has concluded its work and we are awaiting AGCom's proposal.
Vodafone has appealed to the TAR Lazio – and subsequently to the Consiglio di Stato – over AGCom resolutions (67/05/CIR, 23/01/CIR, 16/04/CIR and 28/07/CIR) approving the mechanism for splitting the net cost of the Universal Service for the years 1999-2000-2002 and 2003.
Following the pronouncements of the Consiglio di Stato, AGCom had to re-execute the enquiry into the calculation of the contributions for the years in question. At the end of the process, the Authority confirmed the contribution amounts payable by Vodafone, which appealed against all the new resolutions (106, 107, 108 and 109/11/CIR), arguing that they did not reflect the instructions set out in the judgments of the Consiglio di Stato. The Lazio TAR accepted the appeals put forward by Vodafone. Telecom Italia appealed against this judgment to the Consiglio di Stato and discussion of the merits has been scheduled for December 4, 2014.
Vodafone has appealed to the Lazio TAR regarding Resolutions 153/11/CIR on 2004 USAGE and 139/12/CIR on 2005 USAGE; the relevant hearings have been scheduled for October 22, 2014.

Wholesale mobile markets

Mobile termination rates on H3G network
On February 14, 2014, the Consiglio di Stato accepted the appeal of H3G regarding the determination of mobile termination tariffs beginning July 1, 2012, as set out in AGCom Resolution 621/11/CONS. This Resolution established, among other things, that from July 1, 2013 onward there must be complete symmetry between H3G termination tariffs and tariffs for other mobile operators, thereby bringing forward by six months the deadline originally set in the framework decision subject to public consultation (Resolution 254/11/CONS). The Consiglio di Stato ordered the cancellation of said change, effectively restoring tariff asymmetry in favor of H3G. In a decision of May 28, 2014, in accordance with this order,

the Authority not only restored tariff asymmetry for the second half of 2013 but also revised upward the termination price for the H3G network for the entirety of 2013.

(eurocents/minute)	Resolution 621/11/CONS (canceled)			Resolution 259/14/CONS (new prices)		
	July 2012	January 2013	July 2013	July 2012	January 2013	July 2013
H3G	3.5	1.7	0.98	3.5	2.06	1.34
Telecom Italia	2.5	1.5	0.98	2.5	1.5	0.98
Vodafone	2.5	1.5	0.98	2.5	1.5	0.98
Wind	2.5	1.5	0.98	2.5	1.5	0.98

AGCom fee

On March 5, 2014, the Administrative Court (TAR) of Lazio published its ruling, which fully upheld the pronouncement of the EU Court of Justice, which had been asked to make a preliminary ruling on the matter. It accepted the appeal of Telecom Italia concerning the cancellation of the resolutions with which AGCom had requested payment of 26.6 million euros for amounts that the Authority deemed to have been left unpaid for 2006-2010 and the amount due for the contribution relating to 2011 (24.2 million euros). The judgment of the Lazio TAR also affirmed the principle whereby the fees of operators of electronic communications networks and services only pay costs relating to activities unequivocally used for ex-ante regulation of this sector and that revenues connected to ex-ante regulation and obtained as fees from the companies must not exceed the overall costs directly pertaining to this regulatory activity. AGCom appealed against judgment before the Lazio TAR and requested a suspension, which was in any case rejected.

On March 14, 2014, the AGCom resolution was published setting out the guidelines for the payment of the 2014 fees (Resolution 547/13/CONS) which, not only does not implement the main aspects of the aforementioned Lazio TAR judgment – even though the appeals are pending with the Consiglio di Stato – but it also expands the taxable base despite reducing the rate to 0.14%. On April 30, 2014, Telecom Italia paid, via reverse charge, and with reservations, an amount of 14,0 million euros calculated according to the parameters deriving from the judgment of the Lazio TAR, applying the AGCom rate for 2014 of 0.14%, and appealed Resolution 547/13/CONS before the Lazio TAR.

Antitrust

Regarding the ongoing disputes relating to Proceedings A428, I757 and I761, refer to the note "Contingent liabilities, other information, commitments and guarantees" in the half-year condensed consolidated financial statements at June 30, 2014 of the Telecom Italia Group.

Brazil

Anatel

On June 18, 2014, the National Telecommunications Agency (Anatel) approved the new Mobile Termination Rates (MTR), Fixed Termination Rates (FTR) and affiliated line rates (EILD) for the years 2016-2019. The 2019 rates are calculated using the Bottom-Up Long Run Incremental Cost (LIRC) model. Regarding leased circuits, the benchmark values set out in the cost model will only be used by Anatel in the event of conflict between operators. With the publication of the Glide Path and until the adoption of the LRIC model in 2019, all Significant Market Power (SMP) operators will have a single MTR for each of Anatel's 3 macro areas of Brazil. These reductions range from 24% to 45% in the first year (2016), from 40% to 48% in the second and third year (2017-2018) and from 40% to 50% in the last year, reaching 0.017 reais, in 2019. The FTRs will undergo reductions of 63% to 73% approximately in the first year, or 21% to 50% in the second and third year and from 18% to 50% in the final year, depending on the area in question, reaching 0.005 reais in 2019. For leased circuits, the LRIC model will only be used from 2020 onwards.

General Regulation on the Rights of Consumers of Telecommunication Services (RGC)

On March 10, 2014, Anatel published Resolution 632/2014 – General Regulation on the Rights of Consumers of Telecommunication Services (RGC) – which was designed to standardize consumer protection and improve the rights of users of telecommunication services. Because of the complexity of the requirements, operators have between 120 days and 24 months from the Regulation's publication date to implement its provisions. The three main requirements are: (i) from July 8, 2014, if a call with an operator is interrupted, the provider must immediately re-establish contact by calling the customer; (ii) automatic cancellation: consumers must be able to terminate their service contract without assistance, over the phone (from July 8, 2014) and online (from March 10, 2015); (iii) voice and data packages from October 10, 2015: consumers must be warned when their usage is approaching the amount of minutes/data included in their tariff.

"Marco Civil da Internet"

The core Brazilian legislation on Internet services (the "Marco Civil da Internet") came into force on June 23, 2014, even though the rules on key aspects of it are still under discussion. The draft law was approved by the Senate on April 22, 2014 after years of debate, and converted into law by President Dilma Rousseff the next day, coinciding with the Net Mundial forum hosted by Brazil in São Paulo. One of the fundamental aspects still to be clarified is the concept of net neutrality and exceptions to this, as well as the conditions and duration for which service providers must keep user access logs. While we await the regulations implementing the law, it has been decided that operators cannot offer free access to certain types of content.

700 MHz

Anatel has opened a public consultation on the call for tenders leading up to the award of the contract for fourth-generation (4G) 700 MHz mobile Internet. The proposal was made available for public consultation until June 3, 2014. Following the approval of the call for tenders on July 17, 2014, the tender is expected to take place in September 2014, although the Tribunal de Contas da União has not yet removed the reservations regarding certain tender mechanisms resolved by Anatel; the minimum bid levels have also not yet been set.

Media

Digital frequencies

AGCom adopted Decision 181/09/CONS, enacted in article 45 of Law 88/2009, setting forth criteria for the LLU digital switchover of terrestrial television networks. On the basis of this measure, the Ministry for Economic Development (MISE) allocated licenses to the digital frequencies. The measure was necessary due to the infringement proceeding 2005/5086 brought by the European Commission against Italy, which found that problems in the Italian television sector and the monopolization of frequencies by RAI and Mediaset needed to be redressed.

Following the switch-off process, which lasted four years and was concluded on July 4, 2012, the Ministry for Economic Development definitively assigned the digital frequencies.

Specifically, on June 28, 2012 the decision was taken to definitively assign the user rights of digital frequencies for 20 years.

On July 18, 2013, AGCom adopted Decision 451/13/CONS on the "Piano Nazionale di AssegnazionedelleFrequenze – PNAFD" (national digital frequency assignment plan). The new plan involves 22 national networks and reserves channels 57-60 UHF for mobile services, effective immediately. The amendment of the PNAFD also involves a review of the current allocations and the resolution of interference problems and international coordination issues, including replacing channel 60 UHF – assigned to TIMB – with channel 55 UHF. Channel 60 UHF has problems of international coordination with Malta and considerable problems due to interference with the adjacent frequencies used for mobile telephony (800 MHz LTE, former TV channels 61-69 UHF).

The substitution should be completed by June 30, 2015.

In terms of the steps taken to address the findings of the EU Commission, in 2010 AGCom planned – via Resolution 497/10/CONS – a 'beauty contest' for the assignment of the user rights to digital dividend frequencies. The contest was however canceled on April 28, 2012 with the entry into force of Law 44/12 and replaced with a competitive tender under new rules set out by AGCom in Resolution 277/13/CONS (adopted on April 11, 2013) for three lots of frequencies (L1, L2 and L3).

On June 25, 2014, the Cairo Communication group – the only participant in the tender – won lot L3 for 31,626,000 euros.

Potential use of frequencies for mobile technology

Once the global conference on the regulation of the radio spectrum – to be held in Geneva in late 2015 (WRC-15) – has been concluded, 700 MHz band frequencies (between 694-790 MHz, corresponding to television channels 49-60 UHF) currently assigned to broadcasting, can be assigned to broadband mobile services.

In view of this deadline, it is likely that the EU administrations will reorganize the frequency spectrum to enable the development of mobile broadband services, with a consequent reduction in the resources allocated to digital terrestrial television.

The reallocation process, presumably taking place between 2016 and 2018, will most likely mirror the process in place for the "first" digital dividend for 800 MHz bandwidth, involving reallocation to other available frequencies or the return of the frequencies in exchange for monetary compensation.

There is a remote possibility that, if the right regulatory and technical conditions arise at the right moment, television operators could use these frequencies to provide mobile broadband services.

In this sense, the agreement between TI Media and GruppoEditorialeL'Espresso sets out the procedures whereby TI Media will be able to acquire the user rights to channel 55 UHF.

Corporate Boards at June 30, 2014

Board of Directors

The shareholders' meeting held on April 16, 2014 appointed the new board of directors of the Company, composed of 13 directors, with a three-year term of office, until the approval of the financial statements for the year ended December 31, 2016). The same shareholders' meeting also appointed Giuseppe Recchi as Chairman of the Company's board of directors.
On April 18, 2014, the board of directors appointed Marco Patuano as Chief Executive Officer of the Company.
As a result, the Board of Directors of the Company is now composed as follows:

Chairman	Giuseppe Recchi
Chief Executive Officer	Marco Patuano
Directors	Tarak Ben Ammar
	Davide Benello (independent)
	Lucia Calvosa (independent)
	Flavio Cattaneo (independent)
	Laura Cioli (independent)
	Francesca Cornelli (independent)
	Jean Paul Fitoussi
	Giorgina Gallo (independent)
	Denise Kingsmill (independent)
	Luca Marzotto (independent)
	Giorgio Valerio (independent)
Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degliAffari 2.
The board of directors also renewed the internal committees, without changing their duties, appointing the respective members as follows:

- **Control and Risk Committee -** the Directors: Lucia Calvosa (Chairman appointed in the meeting of May 8, 2014), Laura Cioli, Francesca Cornelli, Giorgina Gallo and Giorgio Valerio;
- **Nomination and Remuneration Committee -** the Directors: DavideBenello (Chairman appointed in the meeting of May 9, 2014), FlavioCattaneo, Jean Paul Fitoussi and Denise Kingsmill.

Board of Statutory Auditors

The ordinary shareholders' meeting of May 15, 2012 appointed the Company's Board of Statutory Auditors with a term up to the approval of the financial statements for 2014.
At the shareholders' meeting of April 17, 2013, Roberto Capone formerly alternate auditor, was appointed acting auditor, after substituting for Sabrina Bruno who had resigned, and Fabrizio Riccardo Di Giusto was appointed alternate auditor. Their terms of office were aligned to those of the other members of the Board of Statutory Auditors. The Board of Statutory Auditors of the Company is now composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Roberto Capone
	GianlucaPonzellini
	Salvatore Spiniello
	FerdinandoSupertiFurga
Alternate Auditors	Ugo Rock
	Vittorio Mariani
	Franco Patti
	Fabrizio Riccardo Di Giusto

Independent Auditors

The shareholders' meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

Manager responsible for preparing the Company's financial reports

At the meeting of April 18, 2014, the board of directors confirmed PiergiorgioPeluso (Head of the Group Administration, Finance and Control Function) as the manager responsible for preparing Telecom Italia's financial reports.

Macro-Organization Chart at June 30, 2014


BOARD OF DIRECTORS
COMPLIANCE DEPARTMENT
V. CAVALLO
IT & SECURITY COMPLIANCE
R. MAZZILLI
AUDIT DEPARTMENT
F. M D'ANDREA
CHAIRMAN
GIUSEPPE RECCHI
CORPORATE SOCIAL RESPONSIBILITY
M. LOGLI
• TELECOM ITALIA FOUNDATION
• Chairman Office
PRESS OFFICE & OPINION MAKERS RELATIONS
C. DE MARTINO
PUBLIC & REGULATORY AFFAIRS
F. BRESCIA
LEGAL AFFAIRS
A, CUSIMANO
MANAGING DIRECTOR
MARCO PATUANO
• Group Special Projects
Oscar Cicchetti
BUSINESS TRANSFORMATION & QUALITY
P. LABRIOLA
ADMNISTRATION, FINANCE AND CONTROL
P. PELUSO
• TI MEDIA
• TELECOM ARGENTINA
BUSINESS SUPPORT OFFICER
P. VANTELLINI
SECURITY
D. TOSELLI
PEOPLE VALUE
M. DI LORETO
• HR SERVICES
STRATEGY & INNOVATION
A. I. M. PATUANO
BRAND STRATEGY & MEDIA
C. VENTURA
NATIONAL WHOLESALE SERVICES
A. TALOTTA
• TI SPARKLE
• TI SAN MARINO
CONSUMER
L. ROSSETTO
BUSINESS
S. BATTIFERRI
• OLIVETTI
• TI DIGITAL SOLUTIONS
CARING SERVICES DIVISION
S. CIURLI
• TELECONTACT CENTER
TECHNOLOGY
G.R. OPILIO
CHIEF INFORMATION OFFICER
G. PANCACCINI
• TI INFORMATION TECHNOLOGY
PRESIDÊNCIA TIM PARTICIPAÇÕES
R. ABREU

Information for Investors

Telecom Italia S.p.A. share capital at June 30, 2014

Share capital	10,693,740,302.30 euros
Number of ordinary shares (without nominal value)	13,417,043,525
Number of savings shares (without nominal value)	6,026,120,661
Number of Telecom Italia S.p.A. ordinary treasury shares	37,672,014
Number of Telecom Italia S.p.A. ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on June 2014 average prices)	17,201 million euros

Shareholders

Composition of Telecom Italia S.p.A. shareholders at June 30, 2014 according to the Shareholders Book, supplemented by communications received and other available sources of information (ordinary shares):


TELECOM ITALIA GROUP
1.21%
ITALY INSTITUTIONAL COMPANIES
3.58%
TELCO
22.39%
FOREIGN INSTITUTIONA L INVESTORS
54.51%
OTHER FOREIGN SHAREHOLDERS
0.07%
OTHER ITALIAN SHAREHOLDER S
14.40%
FOREIGN COMPANIES
3.06%
ITALIAN COMPANIES
0 78%

The shareholders of Telco (whose capital with voting rights at the date of June 30, 2014 was as follows: Generaligroup - 30.58%; MediobancaS.p.A. - 11.62%; IntesaSanpaoloS.p.A. - 11.62%; Telefónica S.A. - 46.18%) signed a Shareholders' Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122. The description of the basic contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, posted on the website: www.telecomitalia.com.

On June 16, 2014, Generali,IntesaSanpaolo and Mediobanca also exercised the right to ask for the demerger of Telco in accordance with the Shareholders' Agreement and consequently on June 26, the board of directors of Telco approved the partial non-proportional demerger of the company, as a result of which there will be an allocation, in favor of four newly-established beneficially companies (each fully controlled by each of the shareholders Telefónica, Mediobanca, Generali and IntesaSanpaolo) of the respective interests held by Telco in Telecom Italia, and specifically: 14.77% the newco controlled by Telefónica, to 4.32% to the newco of the Generali group and 1.64% to each of the newcos controlled respectively by IntesaSanpaoloand Mediobanca. The demerger resolution was passed by the

extraordinary shareholders' meeting of Telco on July 9, 2014. As of the effective date of the demerger all the effects of the shareholders' agreement in place between the shareholders of Telco shall cease.

Completion of the transaction is subject to the obtainment of the necessary authorizations from the *ConselhoAdministrativo de DefesaEconômica* (CADE, Brazilian antitrust authority); *AgênciaNacional de Telecomunicações* (Anatel, Brazilian regulatory authority); *ComisionNacional de Defensa de la Competencia* (CNDC, Argentine antitrust authority) and, to the extent applicable, by the Italian *Istituto per la VigilanzasulleAssicurazioni* (Italian insurance supervisory authority).

Major Holdings in Share Capital

At June 30, 2014, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 of February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are:

Holder	Type of ownership	Percentage of ownership
Telco S.p.A.	Direct	22.39%
Findim Group S.A.	Direct	4.99%

It is also noted that on March 12, 2014, Blackrock Inc. communicated to Consob that, as an asset management company, it indirectly held a quantity of ordinary shares equal to 4.81% of total Telecom Italia S.p.A. ordinary shares.

Common Representatives

- The special meeting of the savings shareholders held on May 22, 2013 elected Dario Trevisan as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2015).
- By decree of April 11, 2014, the Milan Court confirmed the appointment of Enrico Cotta Ramusino (already appointed by decree of March 7, 2011) as the common representative of the bondholders for the "Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired", with a mandate for the three-year period 2014-2016.
- By decree of October 18, 2012, the Milan Court confirmed Francesco Pensato as the common representative of the bondholders for the "Telecom Italia S.p.A. 1,250,000,000 euros 5.375 percent. Notes due 2019", with a mandate for the three-year period 2012-2014.

Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance from January 1, 2014 to June 30, 2014

Telecom Italia S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx TLC Indexes

Chart based on Telecom Italia ord. share price of EUR 0.7119 at January 2, 2014 – Stock market prices. Source: Reuters



Telecom Italia Media S.p.A. vs. FTSE - All Shares Italia and DJ Stoxx Media Indexes

Chart based on Telecom Italia Media ord. share price of EUR 0.1231 at January 2, 2014 – Stock market prices. Source: Reuters.



Tim Participações S.A. vs. BOVESPA Index (in Brazilian reais)

Chart based on Tim Participações ord. share price BRL 12.12 at January 2, 2014 – Stock market prices. Source: Reuters.



Telecom Italia S.p.A. ordinary and savings shares and Tim Participações S.A. ordinary shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares and 5 Tim Participações S.A. ordinary shares.

Rating at June 30, 2014

At June 30, 2014, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Negative
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Waiver of the obligation to publish disclosure documents for extraordinary operations

On January 17, 2013, the board of directors of Telecom Italia S.p.A. resolved to exercise the option, as per article 70 (8) and article 71 (1 bis) of the Consob Regulation 11971/99, to waive the obligations to publish disclosure documents in the event of significant operations such as mergers, demergers, capital increases by means of the transfer of assets in kind, acquisitions and disposals.

Related Party Transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221/2010 concerning "related party transactions" and the subsequent Consob Resolution 17389/2010, it is noted that no significant transactions were entered into in the first half of 2014 as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group for the first half of 2014.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2013 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group in the first half of 2014.

Transactions with related parties, when not dictated by specific laws, were conducted at arm's length. The transactions were subject to an internal procedure (available for consultation on the Company's website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.

The information on related parties required by Consob Communication DEM/6064293 of July 28, 2006 is presented in the financial statements and in the Note "Related party transactions" in the Half-year condensed consolidated financial statements at June 30, 2014 of the Telecom Italia Group.

Alternative Performance Measures

In this Half-year Financial Report at June 30, 2014 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The alternative performance measures used are described below:

● **EBITDA:** this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level), in addition to **EBIT**. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+ Finance expenses
- Finance income
+/- Other expenses (income) from investments
+/- Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/- Impairment losses (reversals) on non-current assets
+/- Losses (gains) on disposals of non-current assets
+ Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

● **Organic change in Revenues, EBITDA and EBIT**: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences. In particular, starting from 2014, Telecom Italia has revised the method for calculating the organic change in revenues, EBITDA and EBIT, and it no longer takes non-organic income/expenses, also including non-recurring item, into account in that calculation as it did in the past. As noted above, organic changes now include only the effects of the change in the scope of consolidation and of exchange differences. Figures for the periods under comparison have been reclassified accordingly.

Telecom Italia believes that the presentation of the organic change in revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). This method of presenting information is also used in presentations to analysts and investors. This Half-Year Financial Report provides a reconciliation between the "reported figure" and the "comparable" figure.

● **Net Financial Debt:** Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Half-Year Financial Report includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

To better represent the real performance of Net Financial Debt, in addition to the usual indicator (called "Net financial debt carrying amount"), "Adjusted net financial debt" is also shown, which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	**Gross financial debt**
+	Non-current financial assets
+	Current financial assets
+	Financial assets relating to Discontinued operations/Non-current assets held for sale
B)	**Financial assets**
C=(A - B)	**Net financial debt carrying amount**
D)	**Reversal of fair value measurement of derivatives and related financial assets/liabilities**
E=(C + D)	**Adjusted net financial debt**



Telecom Italia Group
Half-year Condensed
Consolidated
Financial Statements
at June 30, 2014

Contents

Telecom Italia Group Half-Year Condensed Consolidated Financial Statements at June 30, 2014

Consolidated Statements of Financial Position

Assets

(millions of euros)	notes	06/30/2014	of which related parties	12/31/2013	of which related parties
Non-current assets					
Intangible assets					
Goodwill	5)	30,062		29,932	
Other intangible assets	6)	6,109		6,280	
		36,171		**36,212**	
Tangible assets	7)				
Property, plant and equipment owned		12,356		12,299	
Assets held under finance leases		862		920	
		13,218		**13,219**	
Other non-current assets					
Investments in associates and joint ventures accounted for using the equity method	8)	35		65	
Other investments	8)	44		42	
Non-current financial assets	9)	1,603	*250*	1,256	*122*
Miscellaneous receivables and other non-current assets		1,769		1,607	
Deferred tax assets		962		1,039	
		4,413		**4,009**	
Total Non-current assets	(a)	**53,802**		**53,440**	
Current assets					
Inventories		416		365	
Trade and miscellaneous receivables and other current assets	10)	6,271	*161*	5,389	*217*
Current income tax receivables		45		123	
Current financial assets	9)				
Securities other than investments, financial receivables and other current financial assets		1,618	*70*	1,631	*50*
Cash and cash equivalents		4,983	*237*	5,744	*48*
		6,601	*307*	7,375	*98*
Current assets sub-total		**13,333**		**13,252**	
Discontinued operations/Non-current assets held for sale	11)				
of a financial nature		405		657	
of a non-financial nature		2,636	*35*	2,871	*27*
		3,041		**3,528**	
Total Current assets	(b)	**16,374**		**16,780**	
Total Assets	(a+b)	**70,176**		**70,220**	

Equity and Liabilities

(millions of euros)	notes	06/30/2014	of which related parties	12/31/2013	of which related parties
Equity	12)				
Share capital issued		10,693		10,693	
less: treasury shares		(89)		(89)	
Share capital		**10,604**		**10,604**	
Paid-in capital		1,704		1,704	
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		5,167		4,753	
Equity attributable to owners of the Parent		**17,475**		**17,061**	
Equity attributable to Non-controlling interests		3,157		3,125	
Total Equity	(c)	**20,632**		**20,186**	
Non-current liabilities					
Non-current financial liabilities	13)	32,505	*261*	31,084	*206*
Employee benefits	18)	1,026		889	
Deferred tax liabilities		315		234	
Provisions	19)	720		699	
Miscellaneous payables and other non-current liabilities		755	*1*	779	*2*
Total Non-current liabilities	(d)	**35,321**		**33,685**	
Current liabilities					
Current financial liabilities	13)	4,913	*314*	6,119	*386*
Trade and miscellaneous payables and other current liabilities	20)	8,004	*169*	8,649	*251*
Current income tax payables		48		20	
Current liabilities sub-total		**12,965**		**14,788**	
Liabilities directly associated with Discontinued operations/Non-current assets held for sale	11)				
of a financial nature		28		27	
of a non-financial nature		1,230	*24*	1,534	*48*
		1,258		**1,561**	
Total Current Liabilities	(e)	**14,223**		**16,349**	
Total Liabilities	(f=d+e)	**49,544**		**50,034**	
Total Equity and Liabilities	(c+f)	**70,176**		**70,220**	

Separate Consolidated Income Statements

(millions of euros)	notes	1st Half 2014	of which related parties	1st Half 2013	of which related parties
Revenues		**10,551**	*270*	**11,888**	*365*
Other income		183	5	108	–
Total operating revenues and other income		**10,734**		**11,996**	
Acquisition of goods and services		(4,557)	*(181)*	(5,298)	*(275)*
Employee benefits expenses		(1,596)	*(49)*	(1,651)	*(54)*
Other operating expenses		(559)		(717)	
Change in inventories		43		93	
Internally generated assets		280		278	
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		**4,345**		**4,701**	
of which: impact of non-recurring items	28)	*71*		*(106)*	
Depreciation and amortization		(2,154)		(2,305)	
Gains (losses) on disposals of non-current assets		35		(82)	
Impairment reversals (losses) on non-current assets		(1)		(2,187)	
Operating profit (loss) (EBIT)		**2,225**		**127**	
of which: impact of non-recurring items	28)	*109*		*(2,398)*	
Share of losses (profits) of associates and joint ventures accounted for using the equity method	8)	(5)		–	
Other income (expenses) from investments		15		2	
Finance income	22)	865	*42*	1,418	*55*
Finance expenses	22)	(2,111)	*(42)*	(2,398)	*(63)*
Profit (loss) before tax from continuing operations		**989**		**(851)**	
of which: impact of non-recurring items	28)	*120*		*(2,398)*	
Income tax expense		(417)		(543)	
Profit (loss) from continuing operations		**572**		**(1,394)**	
Profit (loss) from Discontinued operations/Non-current assets held for sale	11)	260	*38*	170	*35*
Profit (loss) for the period	23)	**832**		**(1,224)**	
of which: impact of non-recurring items	28)	*101*		*(2,389)*	
Attributable to:					
Owners of the Parent		**543**		**(1,407)**	
Non-controlling interests		289		183	

(euro)		1st Half 2014	1st Half 2013
Earnings per share:			
Basic and Diluted Earnings Per Share (EPS)	24)		
Ordinary Share		0.03	(0.07)
Savings Share		0.04	(0.07)
of which:			
from Continuing operations			
Ordinary Share		0.02	(0.08)
Savings Share		0.03	(0.08)
From Discontinued operations/Non-current assets held for sale			
Ordinary Share		0.01	0.01
Savings Share		0.01	0.01

Consolidated Statements of Comprehensive Income

Note 12

(millions of euros)		1st Half 2014	1st Half 2013
Profit (loss) for the period	**(a)**	**832**	**(1,224)**
Other components of the Consolidated Statements of Comprehensive Income:			
Other components that subsequently will not be reclassified in the Separate Consolidated Income Statements			
Remeasurements of employee defined benefit plans (IAS 19):			
Actuarial gains (losses)		(129)	3
Net fiscal impact		35	(2)
	(b)	**(94)**	**1**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	–
Net fiscal impact		–	–
	(c)	**–**	**–**
Total other components that subsequently will not be reclassified in the separate consolidated income statements	**(d=b+c)**	**(94)**	**1**
Other components that subsequently will be reclassified in the Separate Consolidated Income Statements			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		41	(31)
Loss (profit) transferred to the Separate Consolidated Income Statement		(15)	1
Net fiscal impact		(7)	6
	(e)	**19**	**(24)**
Hedging instruments:			
Profit (loss) from fair value adjustments		(61)	(472)
Loss (profit) transferred to the Separate Consolidated Income Statement		(99)	277
Net fiscal impact		45	55
	(f)	**(115)**	**(140)**
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		28	(620)
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		–	–
Net fiscal impact		–	–
	(g)	**28**	**(620)**
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:			
Profit (loss)		–	1
Loss (profit) transferred to the Separate Consolidated Income Statement		–	–
Net fiscal impact		–	–
	(h)	**–**	**1**
Total other components that will be reclassified subsequently to the Separate Consolidated Income Statements	**(i=e+f+g+h)**	**(68)**	**(783)**
Total other components of the Consolidated Statements of Comprehensive Income	**(k=d+i)**	**(162)**	**(782)**
Total comprehensive income (loss) for the period	**(a+k)**	**670**	**(2,006)**
Attributable to:			
Owners of the Parent		**567**	**(1,925)**
Non-controlling interests		103	(81)

Consolidated Statements of Changes in Equity

Changes in Equity from January 1, 2013 to June 30, 2013

(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurem. of employee defined benefit plans (IAS 19)	Share of other profits (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total Equity
Equity attributable to owners of the Parent											
Balance at December 31, 2012	**10,604**	**1,704**	**43**	**(383)**	**504**	**154**	**(1)**	**6,753**	**19,378**	**3,634**	**23,012**
Changes in equity during the period:											
Dividends approved								(452)	**(452)**	(55)	**(507)**
Total comprehensive income (loss) for the period			(24)	(140)	(356)	1	1	(1,407)	**(1,925)**	(81)	**(2,006)**
Effect of equity transactions of TI Media								(23)	**(23)**	23	**–**
Telecom Argentina group buy-back of treasury shares								(10)	**(10)**	(2)	**(12)**
Other changes								(6)	**(6)**	(3)	**(9)**
Balance at June 30, 2013	**10,604**	**1,704**	**19**	**(523)**	**148**	**155**	**–**	**4,855**	**16,962**	**3,516**	**20,478**

Changes in Equity from January 1, 2014 to June 30, 2014, Note 12

(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Reserve for remeasurem. of employee defined benefit plans (IAS 19)	Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:	Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	Total	Equity attributable to Non-controlling interests	Total Equity
Equity attributable to owners of the Parent											
Balance at December 31, 2013	**10,604**	**1,704**	**39**	**(561)**	**(377)**	**132**	**–**	**5,520**	**17,061**	**3,125**	**20,186**
Changes in equity during the period:											
Dividends approved								(166)	**(166)**	(128)	**(294)**
Total comprehensive income (loss) for the period			19	(115)	214	(94)		543	**567**	103	**670**
Effect of Rete A acquisition									**–**	40	**40**
Issue of equity instruments								(4)	**(4)**		**(4)**
Other changes							(72)	89	**17**	17	**34**
Balance at June 30, 2014	**10,604**	**1,704**	**58**	**(676)**	**(163)**	**(34)**	**–**	**5,982**	**17,475**	**3,157**	**20,632**

Consolidated Statements of Cash Flows

(millions of euros)	notes	1st Half 2014	1st Half 2013
Cash flows from operating activities:			
Profit (loss) from continuing operations		572	(1,394)
Adjustments for:			
Depreciation and amortization		2,154	2,305
Impairment losses (reversals) on non-current assets (including investments)		6	2,188
Net change in deferred tax assets and liabilities		231	441
Losses (gains) realized on disposals of non-current assets (including investments)		(35)	81
Share of losses (profits) of associates and joint ventures accounted for using the equity method		5	–
Change in provisions for employee benefits		(16)	(5)
Change in inventories		(50)	(84)
Change in trade receivables and net amounts due from customers on construction contracts		(465)	104
Change in trade payables		(532)	(944)
Net change in current income tax receivables/payables		104	4
Net change in miscellaneous receivables/payables and other assets/liabilities		(329)	(67)
Cash flows from (used in) operating activities	(a)	1,645	2,629
Cash flows from investing activities:			
Purchase of intangible assets on an accrual basis	6)	(691)	(938)
Purchase of tangible assets on an accrual basis	7)	(1,016)	(1,024)
Total purchase of intangible and tangible assets on an accrual basis(*)		(1,707)	(1,962)
Change in amounts due to fixed asset suppliers		(354)	(599)
Total purchase of intangible and tangible assets on a cash basis		(2,061)	(2,561)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	–
Acquisitions/disposals of other investments		(1)	–
Change in financial receivables and other financial assets		(330)	308
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		–	(118)
Proceeds from sale/repayment of intangible, tangible and other non-current assets		76	45
Cash flows from (used in) investing activities	(b)	(2,324)	(2,326)
Cash flows from financing activities:			
Change in current financial liabilities and other		516	(1,403)
Proceeds from non-current financial liabilities (including current portion)		3,022	1,571
Repayments of non-current financial liabilities (including current portion)		(3,377)	(2,676)
Share capital proceeds/reimbursements (including subsidiaries)		–	–
Dividends paid(*)		(208)	(495)
Changes in ownership interests in consolidated subsidiaries		–	–
Cash flows from (used in) financing activities	(c)	(47)	(3,003)
Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d) 11)	(349)	113
Aggregate cash flows	(e=a+b+c+d)	(1,075)	(2,587)
Net cash and cash equivalents at beginning of the period	(f)	6,296	7,397
Net foreign exchange differences on net cash and cash equivalents	(g)	(1)	(104)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,220	4,706
(*) of which related parties:			
Total purchase of intangible and tangible assets on an accrual basis		63	65
Dividends paid		–	62

Additional Cash Flow Information

(millions of euros)	1st Half 2014	1st Half 2013
Income taxes (paid) received	(49)	(104)
Interest expense paid	(2,266)	(1,649)
Interest income received	1,239	561
Dividends received	5	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2014	1st Half 2013
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	5,744	6,947
Bank overdrafts repayable on demand – from continuing operations	(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	6,296	**7,397**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	4,983	4,191
Bank overdrafts repayable on demand – from continuing operations	(30)	(87)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	267	602
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	5,220	**4,706**

Note 1
Form, content and other general information

Form and content

Telecom Italia (the "**Parent**") and its subsidiaries form the "**Telecom Italia Group**" or the "**Group**".
Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.
The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Piazza degli Affari 2.
The duration of Telecom Italia S.p.A., as stated in the company's bylaws, extends until December 31, 2100.
The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.
The Group is engaged principally in the communications sector, particularly the fixed and mobile domestic and international telecommunications sector.
The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2014 have been prepared on a going concern basis (further details are provided in the Note "Accounting policies") and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as "**IFRS**"), as well as the laws and regulations in force in Italy.
In particular, the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2014 have been prepared in accordance with IAS 34 (*Interim Financial Reporting*) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2013 Telecom Italia Group consolidated financial statements.
For purposes of comparison, the consolidated statement of financial position at December 31, 2013 and the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, as well as the consolidated statement of changes in equity for the first half of 2013.
Furthermore, following the classification of the Sofora - Telecom Argentina group as discontinued operations starting from the last quarter of 2013, the separate consolidated income statement and the consolidated statement of cash flows for the first half of 2013 have been restated accordingly.
The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2014 are expressed in euro (rounded to the nearest million, unless otherwise indicated).
Publication of the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2014 was approved by resolution of the board of directors' meeting held on August 5, 2014.

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

- the **Consolidated statement of financial position** has been prepared by classifying assets and liabilities according to "current and non-current" criterion;
- the **Separate consolidated income statement** has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference.
  The separate consolidated income statement includes, in addition to EBIT, or Operating profit (loss), the performance measure EBITDA, or Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets.
  In particular, in addition to EBIT, Telecom Italia uses EBITDA as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). EBITDA

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 1
Form, content and other general information | 95

represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets	

● the **Consolidated statement of comprehensive income** includes the profit or loss for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;
● the **Consolidated statement of cash flows** has been prepared by presenting cash flows from operating activities according to the "indirect method", as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their nature do not occur continuously during the normal course of business operations (for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets; expenses/income stemming from corporate-related reorganizations also in connection with extraordinary corporate transactions (mergers, spin-offs, etc.); expenses arising from fines levied by regulatory agencies; and impairment losses on goodwill and/or other intangible and tangible assets).
Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the consolidated financial statements.

Segment reporting

An operating segment is a component of an entity:
● that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
● whose operating results are regularly reviewed by the entity's chief operating decision maker (in the case of Telecom Italia the board of directors) to make decisions about resources to be allocated to the segment and assess its performance; and
● for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographic location (Domestic and Brazil) for the telecommunications business and according to the specific businesses for the other segments; additionally, following the inclusion of the Sofora – Telecom Argentina group under Discontinued operations in the fourth quarter of 2013, the Argentina Business Unit is no longer shown.
The term "operating segment" is considered synonymous with "Business Unit".

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 1
Form, content and other general information | 96

The operating segments of the Telecom Italia Group are as follows:

- **Domestic**: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (international wholesale), the operations of the Olivetti group (office products and services for Information Technology), as well as the relative support activities. Since 2014 the operations of Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating of its products and services offered by Telecom Italia in the domestic market. Accordingly, the figures for the corresponding period of the previous year have been reclassified on a consistent basis;
- **Brazil**: includes mobile (Tim Celular) and fixed (Tim Celular and Intelig) telecommunications operations in Brazil;
- **Media**: performs network operator activities through Telecom Italia Media Broadcasting;
- **Other Operations**: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 1
Form, content and other general information | 97

Note 2
Accounting policies

Going concern

The half-year condensed consolidated financial statements at June 30, 2014 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group's ability to continue as a going concern:

- the main risks and uncertainties (that are for the most part of exogenous nature) to which the Group and the various activities of the Telecom Italia Group are exposed:
    – changes in the general macroeconomic situation in the Italian, European and South American markets, as well as the volatility of financial markets in the Eurozone;
    – variations in business conditions;
    – changes to laws and regulations (price and rate variations);
    – outcomes of disputes and litigations with regulatory authorities, competitors and other parties;
    – financial risks (interest rate and/or exchange rate trends, changes in the Group's credit rating by rating agencies);
- the mix between equity and debt capital considered optimal as well as the policy for the remuneration of equity, described in the 2013 consolidated financial statements in the paragraph devoted to the "Share capital information" under the Note "Equity";
- the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note "Financial risk management".

Accounting policies and principles of consolidation

The accounting policies and principles of consolidation adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2014 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2013, to which reference should be made, except for:
- the use of the new standards and interpretations adopted by the Group since January 1, 2014, hereinafter described;
- the changes required because of the nature of interim financial reporting.

Furthermore, in the half-year condensed consolidated financial statements at June 30, 2014, income taxes for the first six months of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified in "Deferred tax liabilities"; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in "Deferred tax assets".

Use of accounting estimates

The preparation of the half-year condensed consolidated financial statements at June 30, 2014 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 2
Accounting policies   98

information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2013.

New Standards and Interpretations endorsed by the EU and in force from January 1, 2014

As required by IAS 8 (*Accounting Policies, Changes in Accounting Estimates and Errors*), the following is a brief description of the IFRS in force from January 1, 2014.

- **Amendments to IAS 32 (Financial Instruments: Presentation-Offsetting Financial Assets and Financial liabilities)**
  On December 13, 2012, EU issued the Regulation n. 1256-2012 that endorsed in the EU certain amendments to IAS 32 *Financial Instruments: Presentation* to clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. These amendments shall be applied retrospectively starting from January 1, 2014. The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2014.

- **Amendments to IAS 36 (Recoverable Amount Disclosures for Non-Financial Assets)**
  On December 19, 2013, EU issued the Regulation n. 1374-2013 that endorsed in the EU certain amendments to IAS 36 (*Impairment of Assets*), entitled *Recoverable Amount Disclosures for Non-Financial Assets*, addressing the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less cost of disposal. The amendments are effective retrospectively starting from January 1, 2014. The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2014.

- **Amendments to IAS 39 (Novation of Derivatives and Continuation of Hedge Accounting)**
  On December 19, 2013, EU issued the Regulation n. 1375-2013 that endorsed in the EU certain amendments to IAS 39 (*Financial Instruments: Recognition and Measurement*), entitled *Novation of Derivatives and Continuation of Hedge Accounting*, that allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulation, if specific conditions are met. Similar relief will be included in IFRS 9 *Financial Instruments*. The amendments are effective retrospectively starting from January 1, 2014. The adoption of these amendments had no impact on the half-year condensed consolidated financial statements at June 30, 2014.

- **IFRIC 21 (Levies)**
  On June 13, 2014, EU issued the Regulation n. 634-2014 that endorsed in the EU the IFRIC Interpretation 21 *Levies*, an interpretation of IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*, on the accounting for levies imposed by governments other than income taxes. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy and includes guidance illustrating how it should be applied. The interpretation is effective retrospectively starting from January 1, 2014. The adoption of this interpretation had no impact on the half-year condensed consolidated financial statements at June 30, 2014.

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 2
Accounting policies   99

New Standards and Interpretations issued by IASB but non yet endorsed by the EU

At the date of preparation of the accompanying half-year condensed consolidated financial statements, the following new standards and interpretations had been issued by IASB but not yet endorsed by the EU:

	Mandatory application starting from:
Amendments to IAS 19 (*Employee Benefits*): Defined Benefit Plans - Employee Contributions	1/1/2015
Improvements to the IFRS (2010–2012 cycle)	1/1/2015
Improvements to the IFRS (2011-2013 cycle)	1/1/2015
IFRS 14 (*Regulatory Deferral Accounts*)	1/1/2016
Accounting for the acquisition of interests in joint operations (Amendments to IFRS 11 – *Joint Arrangements*)	1/1/2016
Amendments to IAS 16 (*Property, Plant and Equipment*) and IAS 38 (*Intangible Assets*) - Clarification of Acceptable Methods of Depreciation and Amortization	1/1/2016
IFRS 15 (*Revenue from Contracts with Customers*)	1/1/2017
IFRS 9 (*Financial Instruments*) and subsequent amendments	1/1/2018

The potential impacts arising from their application on the consolidated financial statements are currently being assessed.

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 2
Accounting policies | 100

Note 3
Scope of consolidation

The changes in the scope of consolidation at June 30, 2014 compared to December 31, 2013 are listed below.

Continuing operations:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month
Rete A S.p.A.	Acquisition of control	Media	June 2014
TIMB 2 S.r.l.	New company	Media	May 2014
TRENTINO NGN S.r.l.	Acquisition of control	Domestic	February 2014

Discontinued operations/Non-current assets held for sale:

Exit of companies from the scope of consolidation:

Company		Business Unit	Month
SPRINGVILLE S.A.	sold	Argentina	February 2014

In addition to that noted above, the changes in the scope of consolidation at June 30, 2014 compared to June 30, 2013 are listed below:

Continuing operations:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month
LATIN AMERICAN NAUTILUS PUERTO RICO LLC	New company	Domestic	September 2013

Exit of companies from the scope of consolidation:

Company		Business Unit	Month
MTV ITALIA S.r.l.	sold	Media	September 2013
MTV PUBBLICITA' S.r.l.	sold	Media	September 2013

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 3
Scope of consolidation | 101

The breakdown by number of subsidiaries and associates of the Telecom Italia Group is as follows:

Companies:	06/30/2014		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	41	61	102
associates accounted for using the equity method	14	-	14
Total companies	**55**	**61**	**116**

Companies:	12/31/2013		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	38	62	100
associates accounted for using the equity method	14	-	14
Total companies	**52**	**62**	**114**

Companies:	06/30/2013		
	Italy	Outside Italy	Total
subsidiaries consolidated line-by-line(*)	40	61	101
associates accounted for using the equity method	14	-	14
Total companies	**54**	**61**	**115**

(*) Including subsidiaries posted under Discontinued operations/Non-current assets held for sale.

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 3
Scope of consolidation 102

Note 4
Business combinations

Acquisition of control of Rete A S.p.A.

On June 30, 2014, after having received the authorizations required by the applicable regulations the merger was completed of the digital terrestrial network operator for TV transmissionbusinesses controlled by Telecom Italia Media Broadcasting S.r.l. (TIMB) and Rete A S.p.A. (Rete A), respectively.
Telecom Italia Media and Gruppo EditorialeL'Espresso hold 70% and 30%, respectively, of the shares in TIMB, which in turn controls Rete A's entire share capital and which will take on the name of Persidera and the legal form of Joint-Stock Company.
The merger between TIMB and Rete A, which own three and two digital multiplexes, respectively, has given rise to the largest independent network operator in Italy, with five digital multiplexes and nationwide high-coverage infrastructure, based on next generation technologies. The group resulting from the transaction will be the primary supplier for the leading non-integrated national and foreign television content providers operating on the Italian market. This transaction will also generate significant industrial synergies.

The accounting effects of the business combination may be summarized as follows:
● the valuation of the consideration is 40 million euros and corresponds to the value of the capital increase of TIMB to the seller Gruppo EditorialeL'Espresso on June 30, 2014;
● all the Assets acquired and Liabilities assumed of the acquired company have been measured at fair value for their recognition. During the year 2014 – and in any event within 12 months of the transaction – the provisional amounts of assets and liabilities recognized at the acquisition date may be adjusted retroactively to reflect their fair value at the acquisition date, with consequent recalculation of the value of goodwill. In addition to the value of the Assets acquired and the Liabilities assumed, goodwill has been recognized, of 21 million euros, calculated as detailed in the following table:

(millions of euros)		Provisional amounts at fair value
Valuation of consideration	(a)	**40**
Value of assets acquired	(b)	52
Value of liabilities acquired	(c)	(33)
Goodwill	(a−b-c)	**21**

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 4
Business combinations | 103

Rete A – values at the acquisition date

(millions of euros)		Current values at fair value	Carrying Values
Goodwill		21	-
Other non-current assets		45	45
Current assets		7	7
of which Cash and cash equivalents		-	-
Total assets	**(a)**	**73**	**52**
Total non-current liabilities		6	6
of which Non-current financial liabilities		-	-
Total current Liabilities		27	27
of which Current financial liabilities		21	21
Total liabilities	**(b)**	**33**	**33**
Net assets	**(a-b)**	**40**	**19**

If the acquisition had been completed on January 1, 2014, the half-year condensed consolidated financial statements of the Telecom Italia Group would have reported higher Revenues of around 10 million euros and higher Operating profit (loss) (EBIT) of around 1 million euros.

Acquisition of control of Trentino NGN S.r.L.

On February 28, 2014, Telecom Italia S.p.A. acquired control of Trentino NGN S.r.l. of which it already held 41.07%. The price paid was 17 million euros. AtJune 30, 2014 the stake in Trentino NGN S.r.l. totaled 97.4%.

The ownership interest held before the acquisition of control, previously measured using the equity method, was remeasured at fair value at the date of acquisition of control and amounted to approximately 36 million euros.

The fair value of net assets acquired corresponded to the carrying amount of the assets.

The agreements between the shareholders of the company, signed after the acquisition of control by Telecom Italia, provide for the cancellation of receivables for unpaid called-up capital with a corresponding reduction of share capital, already approved on June 4, 2014 and in the process of being executed.As a result of this transaction, already considered in the table above, the ownership interest in Trentino NGN S.r.l. will increase to 98.9%.

(millions of euros)		Values at fair value
Valuation of consideration	(a)	17
Fair value of the ownership interest held before the acquisition of control	(b)	36
Total	**(c= a+b)**	**53**
Net value of assets acquired	**(d)**	**53**
Goodwill	**(a-d)**	**-**

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 4
Business combinations
104

Trentino NGN – values at the date of acquisition of control

(millions of euros)		Current values at fair value	Carrying Values
Goodwill		-	-
Other non-current assets		36	36
Current assets		17	17
of which Cash and cash equivalents		*8*	*8*
Total assets	**(a)**	**53**	**53**
Total non-current liabilities		-	-
Total current Liabilities		-	-
Total liabilities	**(b)**	**-**	**-**
Net assets	**(a-b)**	**53**	**53**

If the acquisition had been completed on January 1, 2014, the half-year condensed consolidated financial statements of the Telecom Italia Group would not have reported any change in Revenues and Operating profit (loss) (EBIT) with respect to those presented in this Half-Year Financial Report.

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 4
Business combinations | 105

Note 5
Goodwill

Goodwill shows the following breakdown and changes during the first half of 2014:

(millions of euros)	12/31/2013	Increase	Decrease	Impairments	Exchange differences	06/30/2014
Domestic	28,443					28,443
Core Domestic	28,028	3				28,031
International Wholesale	415		(3)			412
Brazil	1,468				109	1,577
Media	21	21				42
Other Operations	–					–
Total	**29,932**	**21**	**–**	**–**	**109**	**30,062**

The increases and decreases, relating respectively to Core Domestic and International Wholesale, are connected to the assignment of a portion of goodwill following the transfer by Telecom Italia Sparkle S.p.A. to Telecom Italia S.p.A. of the entire ownership interest held in Telecom Italia San Marino.
The increase of 130 million euros consisted of 21 million euros relating to the Media Business Unit following the recognition of provisional goodwill resulting from the acquisition of control and consequent consolidation of Rete A S.p.A., and 109 million euros due to the exchange differences relating to the goodwill of the Brazil Business Unit.

In accordance with IAS 36, goodwill is not amortized, but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. At June 30, 2014, Telecom Italia's market capitalization, even though it had increased significantly compared with December 31, 2013 (+28%), was still less than the Equity value. The Group therefore repeated the impairment testing. This process did not identify any impairment loss, at June 30, 2014, as the estimate of the recoverable amount of all the CGUs examined was higher than their carrying amount.

The impairment test at June 30, 2014 was carried out on two levels. At a first level, an estimate was made of the recoverable amount of the individual Cash Generating Units (or groups of units) to which goodwill is allocated; at a second level the Group was considered as a whole.

The Cash Generating Units (or groups of units) to which goodwill has been allocated are the following:

Segment	Cash Generating Units (or groups of units)
Domestic	Core Domestic
	International Wholesale
Brazil	Tim Brasil group
Media	Telecom Italia Media group

The value used to determine the recoverable amount of the Cash Generating Units (or groups of units) to which goodwill has been allocated is the value in use for the CGUs of the Domestic segment (Core Domestic and International Wholesale); the recoverable amount of the Brazil and Media CGUs is instead based on market capitalization (fair value).
For the Core Domestic and International Wholesale CGUs the formal estimate of recoverable amount has been made using the same method adopted for the annual impairment test at December 31, 2013, updating the related inputs (expected earnings flows, cost of capital, long-term growth rate, capital expenditure rate). In particular the analytical forecasts of plan cash flows for the Core Domestic CGU are based on the period second half 2014-2018, while the analytical forecasts of plan cash flows for the

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 5
Goodwill   106

International Wholesale CGU are based on the period second half 2014-2016. Both are based on the 2014 forecast figures.

The main variables that had a significant influence on the value in use, for the two CGUs for which this value is used (Core Domestic and International Wholesale), are detailed in the table below:

Core Domestic	International Wholesale
EBITDA Margin (EBITDA/revenues) during the period of the plan	EBITDA Margin (EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate

The nominal growth rates used to estimate the terminal value are the following:

Core Domestic	International Wholesale
+0.0%	+0.0%

The growth rates for the CGUs of the Domestic segment are in line with the range of growth rates applied by the analysts who monitor Telecom Italia shares (as can be seen in the equity reports published after the presentation of the first quarter 2014 results).
Since the growth rate in the terminal value is in relation to the level of capital expenditures (capex) necessary to sustain that growth, for the estimate of the earnings flow to be capitalized, a level of capital expenditure (capex/revenues) of the Core Domestic CGU in line with the median of the analysts' terminal year forecasts was used.

The cost of capital was estimated by considering the following:
- the criterion applied was the Capital Asset Pricing Model – CAPM estimate (the criterion used by the Group to estimate the value in use referred to in Annex A of IAS 36);
- in the case of International Wholesale, a "full equity" financial structure was considered since it is representative of the normal financial structure of the business; for the Core Domestic CGU, a Group target financial structure was assumed in line with the average of the European telephone incumbents, including Telecom Italia;
- the Beta coefficient for the Core Domestic CGU and the International Wholesale CGU was arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia, adjusted to take into account the financial structure (Core Domestic CGU beta coefficient = 1.16; International Wholesale CGU beta coefficient = 0.78 (unlevered beta));
- for the Core Domestic CGU a base estimate of weighted average cost of capital (WACC) was used.

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 5
Goodwill 107

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the related capitalization rates (WACC–g) have been estimated for each Cash Generating Unit as follows:

	Core Domestic %	International Wholesale %
WACC post-tax	7.54	7.73
WACC post-tax – g	7.54	7.73
WACC pre-tax	10.88	11.25
WACC pre-tax – g	10.88	11.25

The differences between the value in use and the carrying amounts before impairment testing at June 30, 2014 for the two CGUs considered amounted to:

(millions of euros)	Core Domestic	International Wholesale
Difference between values in use and carrying amounts	+712	+ 47

For purposes of the sensitivity analysis, four principal variables were considered: the WACC pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate of EBITDA in the period considered, and capital expenditures in proportion to revenues (capex/revenues). The following tables show the values of the key variables used in estimating the value in use and the changes in those variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic %	International Wholesale %
Pre-tax discount rate	10.88	11.25
Long-term growth rate (g)	0	0
Compound Annual Growth Rate (CAGR) of EBITDA	-0.56	-0.89
Capital expenditures rate (Capex/Revenues)	from 17.84 to 18.99	from 6.14 to 6.96

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	Core Domestic %	International Wholesale %
Pre-tax discount rate	0.19	0.65
Long-term growth rate (g)	-0.27	-0.70
Compound Annual Growth Rate (CAGR) of EBITDA	-0.80	-1.32
Capital expenditure rate (Capex/Revenues)	0.53	0.42

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 5
Goodwill 108

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the financial Cash Generating Units of the Group without any goodwill allocation. The total recoverable amount of all the Cash Generating Units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments post-first level impairment testing. No impairment losses were recorded at this additional level of testing.

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 5
Goodwill | 109

Note 6
Other intangible assets

Other intangible assets decreased by 171 million euros compared to December 31, 2013. Details on the breakdown and movements are as follows:

(millions of euros)	12/31/2013	Additions	Amortization	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	06/30/2014
Industrial patents and intellectual property rights	2,332	362	(652)			63	169	2,274
Concessions, licenses, trademarks and similar rights	3,394	34	(184)		(59)	46	21	3,252
Other intangible assets with a finite useful life	257	33	(100)			1	1	192
Work in progress and advance payments	297	262			(1)	3	(170)	391
Total	6,280	691	(936)	–	(60)	113	21	6,109

Additions in the first half of 2014 include 151 million euros of internally generated assets (152 million euros in the first half of 2013).

Net other changes were essentially attributable to the effects of the acquisition of control of Rete A (Media Business Unit) on June 30, 2014.

Industrial patents and intellectual property rights at June 30, 2014 essentially consist of applications software purchased outright and user license rights acquired, and relate to Telecom Italia S.p.A. (1,313 million euros) and the Brazil Business Unit (933 million euros).

Concessions, licenses, trademarks and similar rights at June 30, 2014 mainly refer to:
● unamortized cost of telephone licenses and similar rights (2,239 million euros for Telecom Italia S.p.A. and 499 million euros for the Brazil Business Unit);
● Indefeasible Rights of Use -IRU (257 million euros) mainly relating to companies of the Telecom Italia Sparkle group (International Wholesale);
● the television frequencies of the Media Business Unit (119 million euros) which already include the effects of the recent acquisition of Rete A whose frequencies amounted to approximately 20 million euros. The expiry of the user licenses for the frequencies used for digital terrestrial transmission held by Telecom Italia Media Broadcasting was rescheduled as a result of their definitive assignment up to 2032. Accordingly, the amortization period will end in that year instead of in 2028, without significant impacts on either the current or future periods.

Other intangible assets with a finite useful life at June 30, 2014 essentially consisted of 168 million euros of capitalized subscriber acquisition costs (SAC) connected with certain commercial deals offered by Telecom Italia S.p.A..
In this regard, from 2014, Telecom Italia's new market strategy is aimed at gradually ceasing to subsidize handsets in the "bundle deals". More specifically, the decision to use subsidies as a purchasing incentive was part of a market scenario where the prices of next generation handsets were very high. It was therefore crucial, in order to aid penetration and spread of services, for deals to be combined with the subsidized sale of next generation devices. The market has evolved, with ever

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 6
Other intangible assets | 110

increasing development and use of cutting edge handsets providing access to new services at more affordable prices. With this in mind, a plan has been formulated for the gradual reduction in subsidies, effectively eliminating offers targeted at segments that provide lower contributions in terms of ARPU. In the first half of 2013 the capitalized costs for subsidizing handsets(amortized over the term of the contract with the customer, from 24 to 30 months) amounted to 98 million euros.

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 6
Other intangible assets | 111

Note 7
Tangible assets
(owned and under finance leases)

Property, plant and equipment owned

This item increased by 57 million euros compared to December 31, 2013. Details of the breakdown and movements are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation	Impairment (losses) / reversals	Disposals	Exchange differences	Other changes	06/30/2014
Land	135			(1)	(3)	1		132
Buildings (civil and industrial)	380	3	(21)		(34)	2	4	334
Plant and equipment	10,594	616	(1,038)		(5)	160	423	10,750
Manufacturing and distribution equipment	41	2	(7)				2	38
Other	454	16	(90)		(2)	12	66	456
Construction in progress and advance payments	695	366				14	(429)	646
Total	12,299	1,003	(1,156)	(1)	(44)	189	66	12,356

Additions in the first half of 2014 include 129 million euros of internally generated assets (126 million euros in the first six months of 2013).

Net other changes were essentially attributable to the effects of the acquisition of the control of Trentino NGN S.r.l. on February 28, 2014 and of Rete A S.p.A. on June 30, 2014.

Assets held under finance leases

Property, plant and equipment owned decreased by 58 million euros compared to December 31, 2013. Details on the breakdown and movements are as follows:

(millions of euros)	12/31/2013	Additions	Depreciation	Other changes	06/30/2014
Buildings (civil and industrial)	883	6	(60)	8	837
Other	5		(2)		3
Construction in progress and advance payments	32	7		(17)	22
Total	920	13	(62)	(9)	862

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 7
Tangible assets (owned and under finance leases)   112

Note 8
Investments

Investments in associates accounted for using the equity method are composed as follows:

(millions of euros)	06/30/2014	12/31/2013
Trentino NGN	–	25
Tiglio I	8	14
Tiglio II	1	1
Other	26	25
Total	**35**	**65**

As a result of the acquisition of the control of Trentino NGN S.r.l. on February 28, 2014 the company is now consolidated on a line-by-line basis.

The list of investments in associates accounted for using the equity method is presented in the Note "List of companies of the Telecom Italia Group".

Other investments refer to the following:

(millions of euros)	06/30/2014	12/31/2013
AssicurazioniGenerali	3	3
Fin.Priv.	16	14
Sia	11	11
Other	14	14
Total	**44**	**42**

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 8
Investments | 113

Note 9
Financial assets (non-current and current)

Financial assets (non-current and current) were broken down as follows:

(millions of euros)		06/30/2014	12/31/2013
Non-current financial assets			
Securities, financial receivables and other non-current financial assets			
Securities other than investments		6	6
Financial receivables for lease contracts		106	58
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		1,403	1,018
Receivables from employees		30	31
Non-hedging derivatives		53	137
Other financial receivables		5	6
Total non-current financial assets	**(a)**	**1,603**	**1,256**
Current financial assets			
Securities other than investments			
Held for trading		–	–
Held-to-maturity		–	–
Available-for-sale		1,366	1,348
		1,366	**1,348**
Financial receivables and other current financial assets			
Liquid assets with banks, financial institutions and post offices (with maturity over 3 months)		–	–
Receivables from employees		11	12
Financial receivables for lease contracts		72	80
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		154	173
Non-hedging derivatives		6	7
Other short-term financial receivables		9	11
		252	**283**
Cash and cash equivalents		4,983	5,744
Total current financial assets	**(b)**	**6,601**	**7,375**
Financial assets relating to Discontinued operations/Non-current assets held for sale	**(c)**	**405**	**657**
Total non-current and current financial assets	**(a+b+c)**	**8,609**	**9,288**

Financial receivables for lease contracts refer to:
- Teleleasing lease contracts entered into directly with customers in previous years and for which Telecom Italia is the guarantor;
- the portion of rental contracts, with the rendering of accessory services under the "full rent" formula;
- finance leases on rights of use (Brazil Business Unit).

"Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature" refer mainly to the mark-to-market component of the hedging derivatives, whereas "Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature" mainly consist of accrued income on derivative contracts. Further details are provided in the Note "Derivatives".

Securities other than investments (included in current assets) relate to listed securities, classified as available-for-sale due beyond three months. They consist of 257 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. and 785 million euros of Italian and European treasury bonds purchased by Telecom Italia Finance S.A.; 5 million euros of Italian Treasury Certificates (CCTs) (assigned to Telecom Italia S.p.A. as the holder of trade receivables, as per Italian Ministry of the Economy and Finance Decree of December 3, 2012); and 319 million euros of bonds purchased by Telecom Italia Finance S.A. with different maturities, all with an active market and consequently readily convertible into cash. The purchases of the above government bonds and CCTs, which, pursuant to Consob Communication DEM/11070007 of August 5, 2011, represent investments in "Sovereign debt securities", have been made in accordance with the Guidelines for the "Management and control of financial risk" adopted by the Telecom Italia Group in August 2012, in replacement of the previous policies in force.

Cash and cash equivalents decreased 761 million euros compared to December 31, 2013 and were broken down as follows:

(millions of euros)	06/30/2014	12/31/2013
Liquid assets with banks, financial institutions and post offices	3,233	4,131
Checks, cash and other receivables and deposits for cash flexibility	1	1
Securities other than investments (due within 3 months)	1,749	1,612
Total	4,983	5,744

Cash and cash equivalents at June 30, 2014 do not include amounts relating to Sofora - Telecom Argentina group (classified as Discontinued operations), totaling 268 million euros (616 million euros at December 31, 2013).

The different technical forms used for the investment of liquidity as of June 30, 2014 can be analyzed as follows:
- maturities: all deposits have a maximum maturity date of three months;
- counterparty risk: deposits have been made with leading high-credit-quality banks and financial institutions with a rating of at least BBB- according to Standard & Poor's with regard to Europe, and with leading local counterparts with regard to investments in South America;
- Country risk: deposits have been made mainly in major European financial markets.

Securities other than investments (due within 3 months) included 1,747 million euros (1,610 million euros at December 31, 2013) of Brazilian bank certificates of deposit (Certificado de DepósitoBancário) held by the Brazil Business Unit with premier local banking and financial institutions.

Note 10
Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets increased 882 million euros compared to December 31, 2013 and are composed of the following:

(millions of euros)	06/30/2014	12/31/2013
Amounts due on construction contracts	**51**	**45**
Trade receivables:		
Receivables from customers	3,447	3,269
Receivables from other telecommunications operators	962	675
	4,409	**3,944**
Miscellaneous receivables and other current assets:		
Other receivables	1,057	898
Trade and miscellaneous prepaid expenses	754	502
	1,811	**1,400**
Total	**6,271**	**5,389**

Trade receivables amount to 4,409 million euros (3,944 million euros at December 31, 2013) and are net of the provision for bad debts of 754 million euros (776 million euros at December 31, 2013). The increase in net trade receivables, of 465 million euros, also reflected the different volumes of sales to factoring companies.
Trade receivables refer in particular to Telecom Italia S.p.A. (2,752 million euros) and the Brazil Business Unit (1,214 million euros), and include 106 million euros (99 million euros at December 31, 2013) of medium/long-term receivables, principally in respect of agreements for the sale of Indefeasible Rights of Use – IRU.

Other receivables amounted to 1.057 million euros (898 million euros at December 31, 2013) and were net of a provision for bad debts of 99 million euros (98 million euros at December 31, 2013). Details are as follows:

(millions of euros)	06/30/2014	12/31/2013
Advances to suppliers	71	50
Receivables from employees	31	23
Tax receivables	533	435
Sundry receivables	422	390
Total	**1,057**	**898**

Tax receivables included 480 million euros relating to the Brazil Business Unit, largely with reference to local indirect taxes, and 35 million euros relating to the Domestic Business Unit, partly represented by credits resulting from tax returns, other taxes and also the VAT receivable on the purchase of cars and related accessories for which refunds were requested under Legislative Decree 258/2006, converted with amendments by Law 278/2006.

Sundry receivables mainly included:
- receivables from factoring companies totaling 119 million euros, of which 55 million euros from Mediofactoring (an Intesa Sanpaolo group company) and 64 million euros from other factoring companies;
- receivables from social security and assistance agencies for Telecom Italia S.p.A. of 66 million euros;

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 10
Trade and miscellaneous receivables and other current assets | 116

- receivable for the Italian Universal Service (19 million euros). This is a regulated contribution in relation to the costs arising from Telecom Italia S.p.A.'s obligation to provide basic telephone services at a sustainable price or to offer special rates solely to subsidized users;
- receivables from the Italian State and the European Union (56 million euros) for grants regarding research and training projects of Telecom Italia S.p.A.;
- miscellaneous receivables due to Telecom Italia S.p.A. from other licensed TLC operators (59 million euros).

Trade and miscellaneous prepaid expenses mainly related to building leases, rentals and maintenance payments, as well as the deferral of costs related to contracts for the activation of telecommunications services. Trade prepaid expenses included 511 million euros of the Parent Telecom Italia (mainly the deferral of costs for the activation of new contracts of 303 million euros, building leases of 71 million euros, rent and maintenance payments of 46 million euros and insurance premiums of 21 million euros).

Telecom Italia Group
Half-Year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 10
Trade and miscellaneous receivables and other current
assets | 117

Note 11
Discontinued operations/Non-current assets held for sale

Starting from the fourth quarter of 2013 the Sofora - Telecom Argentina group has been classified under discontinued operations. Accordingly, the related figures are classified in the consolidated statement of financial position under "Discontinued operations/Non-current assets held for sale" and "Liabilities directly associated with Discontinued operations/Non-current assets held for sale".

Agreements for the disposal of the Sofora - Telecom Argentina group

On November 13, 2013, the purchase offer, made by the Fintech group, for the entire controlling interest held in the Sofora - Telecom Argentina group, was accepted by Telecom Italia S.p.A. and its subsidiaries Telecom Italia International and Tierra Argentea, for a total amount of USD 960 million.
Telecom Italia Group received certain guarantees of performance under the agreements, including the pledge by Fintech of American Depository Shares representing Preferred B shares of Nortel, in a number equivalent to an initial average market value of USD 100 million. On June 9, 2014, this pledge was replaced by a pledge on American Depositary Shares of Telecom Argentina, representing the class B ordinary shares, for a number equivalent to an initial market value of around USD 109 million, established on the basis of the average prices for the previous 15 days.
In implementation of the above-mentioned agreements, on December 10, 2013, the class B shares of Telecom Argentina and the class B shares of Nortel owned by Tierra Argentea were sold for total amount of USD 108.7 million. As a result, the Telecom Italia Group's economic interest in Telecom Argentina has now equal to 19.3%.
The sale of the Sofora shares held by Telecom Italia S.p.A. and its subsidiary Telecom Italia International, on the other hand, is subject to the condition precedent of obtaining the necessary authorizations.

At the end of July 2014, the Argentinian Government was in default due to having failed to honor certain commitments relating to its debt contracted in foreign currency. Although this situation is connected to impediments of a technical and legal nature, and the main market indicators are not any showing signs of other problem issues, this event may nevertheless aggravate the adverse trends in the Argentinian macroeconomic environment with repercussions on the exchange rate for the local currency and the level of inflation.
However, the price for the sale of Sofora - Telecom Argentina group was set in US dollars and consequently in this transaction the Telecom Italia Group is not subject to the risk of changes in the exchange rate for Argentinian Pesos.

Further details are provided in the Telecom Italia Group Consolidated Financial Statements at December 31, 2013.

— • —

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 11
Discontinued operations/Non-current assets
held for sale 118

The breakdown of the assets and liabilities of the Sofora - Telecom Argentina group is provided below:

(millions of euros)		06/30/2014	12/31/2013
Discontinued operations/Non-current assets held for sale:			
of a financial nature		405	657
of a non-financial nature		2,636	2,871
Total	**(a)**	**3,041**	**3,528**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale			
of a financial nature		28	27
of a non-financial nature		1,230	1,534
Total	**(b)**	**1,258**	**1,561**
Net carrying amount of the assets related to the disposal group	**(a-b)**	**1,783**	**1,967**
of which amounts accumulated through the Comprehensive Income Statement		*(1,395)*	*(1,019)*
Net value of the assets related to the disposal group attributable to owners of the Parent		331	367
of which amounts accumulated through the Comprehensive Income Statement		*(243)*	*(170)*
Net value of the assets related to the disposal group attributable to Non-controlling interests		1,452	1,600
of which amounts accumulated through the Comprehensive Income Statement		*(1,152)*	*(849)*

The amounts accumulated in Equity through the Comprehensive income statement relate to the "Reserve for exchange differences on translating foreign operations", and total -1,395 million euros (-1,019 million euros at December 31, 2013).

The **assets of a financial nature** are broken down as follows:

(millions of euros)	06/30/2014	12/31/2013
Non-current financial assets	81	27
Current financial assets	324	630
Total	**405**	**657**

The **assets of a non-financial nature** are broken down as follows:

(millions of euros)	06/30/2014	12/31/2013
Non-current assets	2,122	2,322
Intangible assets	*710*	*825*
Tangible assets	*1,388*	*1,473*
Other non-current assets	*24*	*24*
Current assets	514	549
Total	**2,636**	**2,871**

The **liabilities of a financial nature** are broken down as follows:

(millions of euros)	06/30/2014	12/31/2013
Non-current financial liabilities	25	25
Current financial liabilities	3	2
Total	**28**	**27**

The **liabilities of a non-financial nature** are broken down as follows:

(millions of euros)	06/30/2014	12/31/2013
Non-current liabilities	441	491
Current liabilities	789	1,043
Total	**1,230**	**1,534**

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 11
Discontinued operations/Non-current assets
held for sale 119

— • —

The items relating to "Profit (loss) from Discontinued operations/Non-current assets held for sale" within the separate consolidated income statements are shown below:

(millions of euros)	1st Half 2014	1st Half 2013
Income statement effects from Discontinued operations/Non-current assets held for sale:		
Revenues	1,453	1,890
Other income	3	2
Operating expenses	(1,073)	(1,355)
Depreciation and amortization, gains (losses) on disposals and impairment losses on non-current assets	1	(311)
Operating profit (loss) (EBIT)	**384**	**226**
Finance (expenses)/income, net	16	32
Profit (loss) before tax from Discontinued operations/Non-current assets held for sale	400	258
Income tax expense	(138)	(91)
Profit (loss) after tax from Discontinued operations/Non-current assets held for sale	262	167
Other income statement impacts:		
Other income/(expenses) connected to sales in previous years	(2)	3
Profit (loss) from Discontinued operations/Non-current assets held for sale	**260**	**170**

As required by IFRS 5, the calculation of the depreciation and amortization for the Sofora – Telecom Argentina group was suspended with effect from its date of classification as a discontinued operation.

The income statement effects relate in particular to:

(millions of euros)	1st Half 2014	1st Half 2013
Sofora - Telecom Argentina group	262	167
Other discontinued operations	(2)	3
Total	**260**	**170**

Furthermore, the consolidated statements of comprehensive income include translation of foreign operations losses of the Sofora - Telecom Argentina group of 376 million euros at first half of 2014and 188 million euros at first half of 2013. Consequently, the overall result from Discontinued operations/Non-current assets held for sale was a negative 116 million euros in first half of 2014 and a negative18 million euros at first half of 2013.

Within the consolidated statements of cash flows the net impacts, expressed in terms of contribution to the consolidation, of the "Discontinued operations/Non-current assets held for sale" are broken down as follows:

(millions of euros)	1st Half 2014	1st Half 2013
Discontinued operations/Non-current assets held for sale:		
Cash flows from (used in) operating activities	144	459
Cash flows from (used in) investing activities	(436)	(333)
Cash flows from (used in) financing activities	(57)	(13)

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 11
Discontinued operations/Non-current assets
held for sale | 120

Total	(349)	113

Telecom Italia Group
Half-year Condensed Consolidated
Financial Statements
at June 30, 2014

Note 11
Discontinued operations/Non-current assets
held for sale   121

Note 12
Equity

Equity consisted of:

(millions of euros)	06/30/2014	12/31/2013
Equity attributable to owners of the Parent	17,475	17,061
Equity attributable to Non-controlling interests	3,157	3,125
Total	**20,632**	**20,186**

The composition of **Equity attributable to owners of the Parent** is the following:

(millions of euros)	06/30/2014		12/31/2013	
Share capital		10,604		10,604
Paid-in capital		1,704		1,704
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period		5,167		4,753
Reserve for available-for-sale financial assets	58		39	
Reserve for cash flow hedges	(676)		(561)	
Reserve for exchange differences on translating foreign operations	(163)		(377)	
Reserve for remeasurements of employee defined benefit plans (IAS 19)	(34)		132	
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:	–		–	
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	5,982		5,520	
Total		**17,475**		**17,061**

On the basis of the resolution passed by the shareholders' meeting held on April 16, 2014, the loss for the year 2013 shown in the financial statements of the Parent, Telecom Italia S.p.A., was covered by utilizing retained earnings (529 million euros) and reserves (499 million euros). An amount of 166 million euros was drawn from reserves for the payment of a preferred dividend to Savings Shareholders of 0.0275 euros per million savings share gross of withholdings required by law.

Movements in **Share Capital** during first half of 2014, amounting to 10,604 million euros, are shown in the tables below:

Reconciliation between the number of shares outstanding at December 31, 2013 and June 30, 2014

(number of shares)		at 12/31/2013	Share issues	at 6/30/2014	% of share capital
Ordinary shares issued	(a)	13,417,043,525	–	13,417,043,525	69.01%
less: treasury shares	(b)	(162,216,387)	–	(162,216,387)	
Ordinary shares outstanding	(c)	13,254,827,138	–	13,254,827,138	
Savings shares issued and outstanding	(d)	6,026,120,661	–	6,026,120,661	30.99%
Total Telecom Italia S.p.A. shares issued	**(a+d)**	**19,443,164,186**	**–**	**19,443,164,186**	**100.00%**
Total Telecom Italia S.p.A. shares outstanding	**(c+d)**	**19,280,947,799**	**–**	**19,280,947,799**	

Reconciliation between the value of shares outstanding at December 31, 2013 and June 30, 2014

(millions of euros)		Share capital at 12/31/2013	Change in share capital	Share capital at 6/30/2014
Ordinary shares issued	(a)	7,379	–	**7,379**
less: treasury shares	(b)	(89)	–	**(89)**
Ordinary shares outstanding	(c)	7,290	–	**7,290**
Savings shares issued and outstanding	(d)	3,314	–	**3,314**
Total Telecom Italia S.p.A. shares capital issued	**(a+d)**	**10,693**	**–**	**10,693**
Total Telecom Italia S.p.A. shares capital outstanding	**(c+d)**	**10,604**	**–**	**10,604**

Future potential changes in share capital

Details of "Future potential changes in share capital" are presented in the Note "Earnings per share".

Note 13
Financial liabilities
(non-current and current)

Non-current and current financial liabilities (gross financial debt) were broken down as follows:

(millions of euros)		06/30/2014	12/31/2013
Financial payables (medium/long-term):			
Bonds		22,556	22,060
Convertible bonds		1,428	1,454
Amounts due to banks		4,656	4,087
Other financial payables		357	356
		28,997	**27,957**
Finance lease liabilities (medium/long-term)		**1,038**	**1,100**
Other financial liabilities (medium/long-term):			
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature		2,298	2,026
Non-hedging derivatives		171	–
Other liabilities		1	1
		2,470	**2,027**
Total non-current financial liabilities	**(a)**	**32,505**	**31,084**
Financial payables (short-term):			
Bonds		1,398	2,503
Convertible bonds		50	10
Amounts due to banks		2,704	2,790
Other financial payables		384	400
		4,536	**5,703**
Finance lease liabilities (short-term)		**178**	**193**
Other financial liabilities (short-term):			
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature		182	207
Non-hedging derivatives		17	16
Other liabilities		–	–
		199	**223**
Total current financial liabilities	**(b)**	**4,913**	**6,119**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	**(c)**	**28**	**27**
Total Financial liabilities (Gross financial debt)	**(a+b+c)**	**37,446**	**37,230**

The subordinated fixed-rate equity-linked convertible bond issue of 1,300 million euros with mandatory conversion in Telecom Italia ordinary shares at maturity (2016), issued in November 2013 by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A., has been classified under Financial liabilities-Convertible bonds.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 13
Financial liabilities (non-current and current) | 124

Gross financial debt according to the original currency of the transaction is as follows:

	06/30/2014		12/31/2013	
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)
USD	9,643	7,060	8,925	6,472
GBP	2,540	3,169	2,536	3,043
BRL	5,024	1,670	3,258	1,008
JPY	19,877	144	19,873	137
ARS	-	-	64	7
EURO		25,375		26,536
Total excluding Discontinued operations		37,418		37,203
Discontinued operations		28		27
Total		37,446		37,230

The breakdown of gross financial debt by effective interest rate bracket, excluding the effect of any hedging instruments, is provided below:

(millions of euros)	06/30/2014	12/31/2013
Up to 2.5%	5,457	5,578
From 2.5% to 5%	6,495	6,042
From 5% to 7.5%	17,218	16,936
From 7.5% to 10%	3,683	4,503
Over 10%	606	468
Accruals/deferrals, MTM and derivatives	3,959	3,676
Total excluding Discontinued operations	37,418	37,203
Discontinued operations	28	27
Total	37,446	37,230

Following the use of derivative hedging instruments, on the other hand, the gross financial debt by nominal interest rate bracket is:

(millions of euros)	06/30/2014	12/31/2013
Up to 2.5%	5,571	6,452
From 2.5% to 5%	10,021	9,051
From 5% to 7.5%	13,866	13,465
From 7.5% to 10%	3,250	4,022
Over 10%	751	537
Accruals/deferrals, MTM and derivatives	3,959	3,676
Total excluding Discontinued operations	37,418	37,203
Discontinued operations	28	27
Total	37,446	37,230

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Details of the maturities of Financial liabilities – at nominal repayment amount:

(millions of euros)	2015	2016	2017	2018	2019	After 2019	Total
			maturing by 6/30 of the year:				
Bonds (*)	964	3,184	1,000	3,418	3,793	10,800	23,159
Loans and other financial liabilities	2,648	982	1,409	173	1,527	1,413	8,152
Finance lease liabilities	164	130	128	139	132	506	1,199
Total	**3,776**	**4,296**	**2,537**	**3,730**	**5,452**	**12,719**	**32,510**
Current financial liabilities	439						439
Total excluding Discontinued Operations	**4,215**	**4,296**	**2,537**	**3,730**	**5,452**	**12,719**	**32,949**
Discontinued operations	27						27
Total	**4,242**	**4,296**	**2,537**	**3,730**	**5,452**	**12,719**	**32,976**

(*) With regard to the Mandatory Convertible Bond due 2016, classified under "Convertible bonds", the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares.

The main components of financial liabilities are commented below.

Bonds are broken down as follows:

(millions of euros)	06/30/2014	12/31/2013
Non-current portion	22,556	22,060
Current portion	1,398	2,503
Total carrying amount	**23,954**	**24,563**
Fair value adjustment and measurements at amortized cost	(795)	(978)
Total nominal repayment amount	**23,159**	**23,585**

Convertible bonds relate entirely to the Mandatory Convertible Bond maturing in 2016, and are broken down as follows:

(millions of euros)	06/30/2014	12/31/2013
Non-current portion	1,428	1,454
Current portion	50	10
Total carrying amount	**1,478**	**1,464**
Fair value adjustment and measurements at amortized cost	(178)	(164)
Total nominal repayment amount (*)	**1,300**	**1,300**

(*) The repayment on maturity will take place upon delivery of Telecom Italia S.p.A. ordinary shares.

The nominal repayment amount of the bonds and convertible bonds totals 24,459 million euros, down 426 million euros compared to December 31, 2013 (24,885 million euros) as a result of the new issues, repayments and buybacks in the first half of 2014.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 13
Financial liabilities (non-current and current) | 126

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 06/30/14 (%)	Market value at 06/30/14 (millions of euros)
Bonds issued by Telecom Italia S.p.A.								
Euro	577.7	577.7	4.625%	6/15/12	6/15/15	99.685	103.522	598
Euro	120	120	3 month Euribor + 0.66%	11/2304	11/23/15	100	99.000	119
GBP	500	623.8	5.625%	6/29/05	12/29/15	99.878	104.926	655
Euro	771.6	771.6	5.125%	1/25/11	1/25/16	99.686	105.871	817
Euro	708	708	8.250%	3/19/09	3/21/16	99.740	111.455	789
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	99.494	398
Euro	1,000	1,000	7.000%	10/20/11	1/20/17	(a) 100.185	112.973	1,130
Euro	1,000	1,000	4.500%	9/20/12	9/20/17	99.693	107.759	1,078
GBP	750	935.7	7.375%	5/26/09	12/15/17	99.608	112.605	1,054
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	108.788	816
Euro	750	750	6.125%	6/15/12	12/14/18	99.737	114.759	861
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	111.467	1,393
GBP	850	1,060.5	6.375%	6/24/04	6/24/19	98.850	109.072	1,157
Euro	1,000	1,000	4.000%	12/21/12	1/21/20	99.184	104.713	1,047
Euro	1,000	1,000	4.875%	9/25/13	9/25/20	98.966	109.226	1,092
Euro	1,000	1,000	4.500%	1/23/14	1/25/21	99.447	107.064	1,071
Euro	(b) 194.6	194.6	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	195
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	109.791	1,372
GBP	400	499.1	5.875%	5/19/06	5/19/23	99.622	104.960	524
USD	1,500	1,098.2	5.303%	5/30/14	5/30/24	100	100.415	1,103
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	98.318	659
Subtotal		16,659.2						17,928
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.								
Euro	(c) 1,300	1,300	6.125%	11/15/13	11/15/16	100	124.327	1,616
JPY	20,000	144.5	3.550%	4/22/02	5/14/32	99.250	103.188	149
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(a) 109.646	129.924	1,319
Subtotal		2.459,5						3,084
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.								
USD	(d) 528.3	386.8	4.950%	10/6/04	9/30/14	99.651	100.889	390
USD	(d) 765.2	560.3	5.250%	9/28/05	10/1/15	99.370	104.572	586
USD	1,000	732.2	6.999%	6/4/08	6/4/18	100	115.365	845
USD	1,000	732.2	7.175%	6/18/09	6/18/19	100	115.960	849
USD	1,000	732.2	6.375%	10/29/03	11/15/33	99.558	103.640	759
USD	1,000	732.2	6.000%	6/10/04	9/30/34	99.081	100.881	739
USD	1,000	732.2	7.200%	7/18/06	7/18/36	99.440	110.200	807
USD	1,000	732.2	7.721%	6/4/08	6/4/38	100	115.001	842
Subtotal		5,340.1						5,817
Total		24,458.8						26,829

(a) Weighted average issue price for bonds issued with more than one tranche.
(b) Reserved for employees.
(c) Mandatory Convertible Bond.
(d) Net of the securities bought back by Telecom Italia S.p.A. on June 3, 2013.

The regulations and/or Offering Circulars relating to the bonds of the Telecom Italia Group described above are available on the corporate website www.telecomitalia.com.

The following table lists the changes in bonds during the first half of 2014:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 4.500% maturing 1/25/2021	Euro	1,000	1/23/2014
Telecom Italia S.p.A. USD 1,500 million 5.303% maturing 5/30/2024	USD	1,500	5/30/2014

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia S.p.A. 284 millioneuros 7.875% [1]	Euro	284	1/22/2014
Telecom Italia S.p.A. 750 millioneuros 7.750% [2]	Euro	750	3/3/2014
Telecom Italia S.p.A. 501 millioneuros 4.750% [3]	Euro	501	5/19/2014
Telecom Italia Capital S.A. USD 779 million 6.175% [4]	USD	779	6/18/2014

(1) Net of buybacks by the Company for 216 million euros during 2012.
(2) Telecom Italia decided to use the right to early redemption linked to a change in method by a rating agency which leads to a reduction of the equity content initially assigned to the instrument, pursuant to Condition 6.5 (Early Redemption following a Rating Methodology Event) of the regulations on securities.
(3) Net of 249 million euros repurchased bythecompany during the years 2008,2012 and 2014.
(4) Net of 221 million USD repurchased by Telecom Italia S.p.A. during 2013.

Buybacks

On March 18, 2014 Telecom Italia S.p.A. successfully concluded the buyback offer on four bond issues of Telecom Italia S.p.A. maturing between May 2014 and March 2016, buying back a total nominal amount of 599 million euros.
Details of the bond issues bought back are provided below:

Bond Name	Outstanding nominal amount prior to the purchase offer (euro)	Repurchased nominal amount (euro)	Buyback price
Telecom Italia S.p.A. 750 million euros, maturing May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%
Telecom Italia S.p.A. 750 million euros, maturing June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%
Telecom Italia S.p.A. 1 billion euros, maturing January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%
Telecom Italia S.p.A. 850 million euros, maturing March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%

Medium/long-term **amounts due to banks** of 4,656 million euros (4,087 million euros at December 31, 2013) increased by 569 million euros. Short-term amounts due to banks totaled 2,704 million euros, decreasing 86 million euros (2,790 million euros at December 31, 2013). Short-term amounts due to banks included 2,540 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term **other financial payables** amounted to 357 million euros (356 million euros at December 31, 2013). They included 182 million euros of payable due from Telecom Italia S.p.A. to the Ministry of Economic Development for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies due in October 2016, and 146 million euros for Telecom Italia Finance S.A.'s loan of 20,000 million Japanese yen expiring in 2029. Short-term other financial payables amounted to 384 million euros (400 million euros at December 31, 2013), down 16 million euros. They included 114 million euros of the current part of the medium/long-term other financial payables, of which 100 million euros relating to the payable due from Telecom Italia S.p.A. for the purchase of the rights of use for the 800, 1800 and 2600 MHz frequencies.

Medium/long-term **finance lease liabilities** totaled 1,038 million euros (1,100 million euros at December 31, 2013) and mainly related to building sale and leaseback transactions recorded in accordance with the financial method established by IAS 17. Short-term finance lease liabilities amounted to 178 million euros (193 million euros at December 31, 2013).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 2,298 million euros (2,026 million euros at December 31, 2013). Hedging derivatives relating to items classified as current liabilities of a financial nature totaled 182 million euros (207 million euros at December 31, 2013).

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amounted to 171 million euros (zero million euros at December 31, 2013). 164 million euros of the increase derives from the measurement at June 30, 2014 of the embedded option of the mandatory convertible bond issued by the Telecom Italia Finance S.A. for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A."). At December 31, 2013, the value of the option was a positive 63 million euros, and thus it was classified as "Non-current financial assets – Non-hedging derivatives". That measurement resulted in the recognition in the income statement of an expense of 227 million euros (124 million euros at December 31, 2013).

Non-hedging derivatives relating to items classified as current liabilities of a financial nature amounted to 17 million euros (16 million euros at December 31, 2013). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

"Covenants", "Negative pledges" and other contract clauses in effect at June 30, 2014

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company's assets as collateral for loans ("negative pledges").

With reference to the loans received by Telecom Italia S.p.A. ("Telecom Italia") from the European Investment Bank ("EIB"), following the downgrade by Moody's of Telecom Italia to Ba1 on October 8, 2013 and the downgrade by Standard & Poor's to BB+ on November 14, 2013, an agreement with the Bank was signed on March 25, 2014 which resulted in the following: (i) on the loans maturing in 2018 and 2019 totaling 600 million euros, a reduction in the cost of funding from the Bank in exchange for Telecom Italia setting up new guarantees - given by banks and parties approved by the EIB - applying the related charges; (ii) on the 200 million euros in loans backed by SACE, no increases in costs were

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 13
Financial liabilities (non-current and current)   **129**

requested; and (iii) on the remaining loans, totaling 1,700 million euros, an increase in costs. Furthermore, a new clause was added to loans of 300 million euros with the direct risk of Telecom Italia S.p.A., maturing in 2017, stating that if Telecom Italia's rating from at least two rating agencies drops below BB+/Ba1 and the residual life of the loan exceeds one year, the Company must set up additional guarantees in favor of the EIB.

The estimated impacts of the new agreement with the EIB have been quantified overall as an increase in average annual finance expenses of approximately 7.5 million euros.

After the agreement, in April 2014 the new guarantees requested were set up and a new fully-secured loan for 100 million euros was signed.As a result, as at June 30, 2014, the nominal amount of outstanding loans amounted to 2,600 million euros, of which 500 million euros at direct risk and 2,100 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 500 million euros only need to apply the following covenant:

● in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by bank of approved parties guarantees for a nominal amount of 2,100 million euros must apply the following covenants:

● "Inclusion clause" (provided for in the agreement signed on August 5, 2011 for an amount of 100 million euros, in the three agreements signed on September 26, 2011 for a total amount of 200 million euros, in the agreement signed on February 7, 2013 for an amount of 300 million euros, and in the agreement signed on April 8, 2014 for an amount of 100 million euros) under which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The provision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

● "Network Event" (contemplated in the 300 million euro loan and in the 100 million euro loan guaranteed by SACE, both dated February 7, 2013, as well as the 100 million euro loan dated April 8, 2014) according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia's credit rating.

The syndicated credit lines contain the usual other types of covenants, including the commitment not to use the Company's assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 13
Financial liabilities (non-current and current) | 130

- *Multi-currency revolving credit facility ("MRCF")* (8,000,000,000 euros) due August 1, 2014. The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified.

  The provisions regarding change of control are similar to those in the syndicated Forward Start Facilities that will enter into force upon expiry of the MRCF on August 1, 2014, and specifically:
  - *Revolving Credit Facility* ("RCF 2017") signed on May 24, 2012 for 4 billion euros and expiring on May 24, 2017; and
  - *Revolving Credit Facility* ("RCF 2018") signed on March 25, 2013 for 3 billion euros and expiring on March 26, 2018.

  In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement (a) with 2/3 of the Lenders of the MRCF, the facility will cease to be effective and Telecom Italia will be required to repay any sum disbursed to it (currently equal to 1,500,000,000 euros) or (b) with a single bank in the RCF 2017 and RCF 2018, the bank with which an agreement is not reached may request repayment of the amount disbursed and elimination of the amount relating to its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders' meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders' agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;
- *Bonds*:
  - fixed rate guaranteed subordinated *equity-linked* mandatory convertible bonds, convertible into Telecom Italia S.p.A.ordinary shares, issued by Telecom Italia Finance S.A. (the "Issuer") and guaranteed by Telecom Italia S.p.A. (the "Guarantor"). The trust deed established that if there is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. *Acquisition of control* is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders' meetings of the Guarantor, or (ii) of the parties to the Telco shareholders' agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;
  - the regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of *all or substantially all of the assets* of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an *event of default*;
- *Contracts with the European Investment Bank (EIB).* The total nominal amount is 2.6 billion euros:
  - The contracts signed by Telecom Italia with the EIB, for an amount of 1.9 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders' meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank's reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 13
Financial liabilities (non-current and current) | 131

- the contracts signed by Telecom Italia with the EIB in 2011, 2013 and in 2014, for an amount of 800 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, *a change of control* is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders' meeting, or (ii) by the investors Telefónica S.A., AssicurazioniGeneraliS.p.A., IntesaSanpaoloS.p.A. or MediobancaS.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan.

- Loan contracts in general: the outstanding loans generally contain a commitment by Telecom Italia – whose breach is an Event of Default – not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts.

- Senior Secured Syndicated Facility. The contract, which was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A. (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, provided for the repayment of the loan in 2016. As a result of a First Waiver and Prepayment Agreement dated March 6, 2013, a Second Prepayment and Waiver Agreement dated January 15, 2014, a Third Prepayment and Waiver Agreement dated February 28, 2014, and a Final Prepayment and Waiver Agreement dated March 31, 2014, the loan was fully repaid on March 31, 2014 and there are no guarantees or contractual covenants of any type bearing on the Telecom Italia Group.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of June 30, 2014, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2014:

(billions of euros)	06/30/2014		12/31/2013	
	Agreed	Drawn down	Agreed	Drawn down
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Total	**8.0**	**1.5**	**8.0**	**1.5**

On May 24, 2012, Telecom Italia entered into a Forward Start Facility which extended the Revolving Credit Facility of 8 billion euros expiring August 2014 ("RCF 2014") by 4 billion euros. The new facility will come into effect as of August 2014 and expire in May 2017.

On March 25, 2013, Telecom Italia entered into another Forward Start Facility which extended the same Revolving Credit Facility of 8 billion euros by an additional 3 billion euros. This facility will come into effect as of August 2014 and expire in March 2018.

Telecom Italia also has a bilateral stand-by credit line expiring August 3, 2016 for 100 million euros from BancaRegionaleEuropea, drawn down for the full amount.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 13
Financial liabilities (non-current and current) | 132

Telecom Italia Rating at June 30, 2014

At June 30, 2014, the three rating agencies — Standard & Poor's, Moody's and Fitch Ratings — rated Telecom Italia as follows:

	Rating	Outlook
STANDARD & POOR'S	BB+	Negative
MOODY'S	Ba1	Negative
FITCH RATINGS	BBB -	Negative

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 13
Financial liabilities (non-current and current) | 133

Note 14
Net financial debt

As required by Consob Communication DEM/6064293 of July 28, 2006, the following table presents the net financial debt at June 30, 2014 and December 31, 2013 calculated in accordance with the criteria set out in the Recommendation of ESMA (European Securities & Markets Authority) – the former CESR (Committee of European Securities Regulators) – of February 10, 2005 "Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures" and also introduced by Consob.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also shows the reconciliation of net financial debt determined according to the criteria indicated by ESMA and net financial debt calculated according to the criteria of the Telecom Italia Group.

(millions of euros)		06/30/2014	12/31/2013
Non-current financial liabilities		32,505	31,084
Current financial liabilities		4,913	6,119
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale		28	27
Total Gross financial debt	**(a)**	37,446	37,230
Non-current financial assets (°)			
Non-current financial receivables for lease contract		(106)	(58)
Non-current hedging derivatives		(1,403)	(1,018)
	(b)	**(1,509)**	**(1,076)**
Current financial assets			
Securities other than investments		(1,366)	(1,348)
Financial receivables and other current financial assets		(252)	(283)
Cash and cash equivalents		(4,983)	(5,744)
Financial assets relating to Discontinued operations/Non-current assets held for sale		(405)	(657)
	(c)	**(7,006)**	**(8,032)**
Net financial debt as per Consob communication DEM/6064293/2006	**(d=a+b+c)**	28,931	28,122
Non-current financial assets (°)			
Securities other than investments		(6)	(6)
Other financial receivables and other non-current financial assets		(88)	(174)
	(e)	**(94)**	**(180)**
Net financial debt(*)	**(f=d+e)**	28,837	27,942
Reversal of fair value measurement of derivatives and related financial assets/liabilities	**(g)**	(1,479)	(1,135)
Adjusted net financial debt	**(f+g)**	27,358	26,807

(°) At June 30, 2014 and at December 31, 2013, "Non-current financial assets" (b+e) amount to 1,603 million euros and 1,256 million euros, respectively.
(*) As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions".

Note 15
Financial risk management

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:
- market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
- credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;
- liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:
- the definition, at a central level, of guidelines for directing operations;
- the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;
- the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;
- the monitoring of the results achieved;
- the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

Identification of risks and analysis

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.
The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.
The Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group's operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 65% - 75% for the fixed-rate component and 25% - 35% for the variable-rate component.
In managing market risk, the Group adopted Guidelines on "Management and control of financial risk" and mainly uses the following financial derivatives:
- Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;
- Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as *fair value* hedges for the management of exchange rate risk on instruments denominated in currencies other than euro and for the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are entered into with banking and financial counterparts with at least a "BBB-" rating from Standard & Poor's or equivalent rating. The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. This analysis illustrates the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

- sensitivity analyses were performed by applying reasonably likely changes in the relevant risk variables to the amounts in the half-year condensed consolidated financial statements at June 30, 2014;
- the changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their *fair value*. All fixed-rate instruments, which are accounted for at amortized cost, are not subject to interest rate risk as defined by IFRS 7;
- in the case of *fair value* hedge relationships, *fair value* changes of the underlying hedged item and of the derivative instrument, due to changes in the reference interest rates, offset each other almost entirely in the income statement for the year. As a result, these financial instruments are not exposed to interest rate risk;
- the changes in value of designated financial instruments in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis;
- the changes in value, produced by changes in the reference interest rates, of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Price risk – Embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A.

The measurement for accounting purposes of the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. for an amount of 1.3 billion euros ("Guaranteed Subordinated Mandatory Convertible Bonds due 2016 convertible into ordinary shares of Telecom Italia S.p.A.") is dependent on various factors including the performance of the ordinary shares of Telecom Italia S.p.A..

With respect to the value at June 30, 2014, if the ordinary shares of Telecom Italia S.p.A., with other valuation factors remaining equal, increase by 10%, the value of the embedded option would suffer a negative change of 139 million euros, whereas for a decrease of 10%, the change would be positive by 127 million euros.

Details of the sensitivity of the other factors that affect the valuation, and of volatility in particular, are provided in the Note "Supplementary disclosure on financial instruments".

Exchange rate risk – Sensitivity analysis

At June 30, 2014 (as was the case at December 31, 2013), the exchange risk of the Group's loans denominated in currencies other than the functional currency of the consolidated financial statements of each subsidiary was hedged in full. For this reason, a sensitivity analysis has not been performed on the exchange risk.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the *fair value* measurement of the Group's derivatives. In particular:

- with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (*cash flow hedging*), in keeping with international accounting standards that regulate *hedge accounting*, the *fair value* (*mark-to-market*) measurement of such instruments is set aside in a specific unavailable Equity reserve. The combined change of the numerous market variables to which the *mark-to-market* calculation is subject between the transaction inception date and the measurement date renders

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 15
Financial risk management   136

any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;
- if at June 30, 2014 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the net fiscal impact, would have been recognized in the income statement for 59 million euros (47 million euros at December 31, 2013).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

(millions of euros)	06/30/2014			12/31/2013		
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Bonds	17,687	6,772	24,459	17,677	7,208	24,885
Loans and other financial liabilities	5,045	4,306	9,351	5,160	3,992	9,152
Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	**22,732**	**11,078**	**33,810**	**22,837**	**11,200**	**34,037**
Total current financial liabilities (*)	**57**	**382**	**439**	**74**	**392**	**466**
Total excluding Discontinued Operations	**22,789**	**11,460**	**34,249**	**22,911**	**11,592**	**34,503**
Discontinued operations	27	-	27	26	-	26
Total	**22,816**	**11,460**	**34,276**	**22,937**	**11,592**	**34,529**

(*) At June 30, 2014, variable-rate current liabilities include 196 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (218 million euros at December 31, 2013).

Total Financial assets (at the nominal investment amount)

(millions of euros)	06/30/2014			12/31/2013		
	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total
Cash and cash equivalents	-	3,233	3,233	-	4,131	4,131
Securities	967	1,746	2,713	1,002	1,943	2,945
Other receivables	390	287	677	344	192	536
Total excluding Discontinued Operations	**1,357**	**5,266**	**6,623**	**1,346**	**6,266**	**7,612**
Discontinued operations	100	303	403	50	602	652
Total	**1,457**	**5,569**	**7,026**	**1,396**	**6,868**	**8,264**

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 15
Financial risk management | 137

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in *fair value*: this is therefore the amortized cost, net of accruals and any changes in *fair value* as a consequence of *hedge accounting*.

Total Financial liabilities

(millions of euros)	06/30/2014		12/31/2013	
	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Bonds	24,233	5.87	24,673	5.99
Loans and other financial liabilities	9,225	3.68	8,854	3.45
Total (*)	33,458	5.26	33,527	5.32

(*) Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Total Financial assets

(millions of euros)	06/30/2014		12/31/2013	
	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)
Cash and cash equivalents	3,233	0.33	4,131	0.33
Securities	2,713	6.18	2,945	6.61
Other receivables	224	7.91	193	5.69
Total (*)	6,170	3.18	7,269	3.01

(*) Does not include Discontinued operations/Non-current assets held for sale of a financial nature.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.
As for market risk management using derivatives, reference should be made to the Note "Derivatives".

Credit risk

Exposure to credit risk for the Telecom Italia Group consists of possible losses that could arise from the failure of either commercial or financial counterparts to fulfill their assumed obligations. Such exposure mainly stems from general economic and financial factors, the potential occurrence of specific insolvency situations of some borrowers and other more strictly technical-commercial or administrative factors.
The Telecom Italia Group's maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

Risk related to trade receivables is managed using client scoring and analysis systems. For specific categories of trade receivables the Group also makes use of factoring, mainly on a "non-recourse" basis. Provision charges for bad debts are recorded for specific credit positions that have an element of individual risk. On credit positions that do not have such characteristics, provision charges are recorded by customer segment according to the average uncollectibility estimated on the basis of statistics. Further details are provided in the Note "Trade and miscellaneous receivables and other current assets".

For the credit risk relating to the asset components which contribute to the determination of "Net financial debt", it should be noted that the management of the Group's liquidity is guided by conservative criteria and is principally based on the following:
- money market management: the investment of temporary excess cash resources;
- bond portfolio management: the investment of a permanent level of liquidity and the investment of that part of medium term liquidity, as well as the improvement in the average yield.
In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions.

Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months. With regard to other temporary investments of liquidity, there is a bond portfolio in which the investments have a low level of risk. All investments were carried out in compliance with the Guidelines on "Management and control of financial risk" adopted by the Group in August 2012, which replaced previous policies.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

Liquidity risk

The Group pursues the objective of achieving an "adequate level of financial flexibility" which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

A total of 13% of gross financial debt at June 30, 2014 (nominal repayment amount) will become due in the next 12 months.

Current financial assets at June 30, 2014, together with unused committed bank lines, ensure complete coverage of debt repayment obligations also beyond the next 24 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the conditions and the interest and exchange rates in place at June 30, 2014. The portions of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives. Does not include Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 15
Financial risk management   139

Financial liabilities – Maturities of contractually expected disbursements

(millions of euros)		maturing by 6/30 of the year:					After 2019	Total
		2015	2016	2017	2018	2019		
Bonds [*]	Principal	964	3,184	1,000	3,418	3,793	10,800	23,159
	Interest portion	1,428	1,352	1,188	1,038	838	6,592	12,436
Loans and other financial liabilities	Principal	2,648	982	1,409	173	1,527	1,413	8,152
	Interest portion	165	147	178	7	34	(15)	516
Finance lease liabilities	Principal	164	130	128	139	132	506	1,199
	Interest portion	92	84	74	65	55	257	627
Non-current financial liabilities [**]	**Principal**	**3,776**	**4,296**	**2,537**	**3,730**	**5,452**	**12,719**	**32,510**
	Interest portion	**1,685**	**1,583**	**1,440**	**1,110**	**927**	**6,834**	**13,579**
Current financial liabilities	**Principal**	**439**	-	-	-	-	-	**439**
	Interest portion	**3**	-	-	-	-	-	**3**
Total Financial liabilities	**Principal**	**4,215**	**4,296**	**2,537**	**3,730**	**5,452**	**12,719**	**32,949**
	Interest portion	**1,688**	**1,583**	**1,440**	**1,110**	**927**	**6,834**	**13,582**

(*) For the Mandatory Convertible Bond, whose mandatory conversion into shares will take place in 2016, only the payment of interest was considered and not the *cash settlement* repayment of the principal.
(**) These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

(millions of euros)	maturing by 6/30 of the year:					After 2019	Total
	2015	2016	2017	2018	2019		
Disbursements	619	574	511	485	417	3,664	6,270
Receipts	(690)	(661)	(607)	(602)	(470)	(4,000)	(7,030)
Hedging derivatives – net (receipts) disbursements	**(71)**	**(87)**	**(96)**	**(117)**	**(53)**	**(336)**	**(760)**
Disbursements	40	115	308	71	23	144	701
Receipts	(8)	(32)	(136)	(28)	(6)	(66)	(276)
Non-Hedging derivatives – net (receipts) disbursements	**32**	**83**	**172**	**43**	**17**	**78**	**425**
Total net receipts	**(39)**	**(4)**	**76**	**(74)**	**(36)**	**(258)**	**(335)**

Market value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the difference between the interest rates paid/received.

The market value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

The options are measured according to the Black & Scholes or Binomial models and involve the use of various measurements factors, such as: time horizon of the life of the option, the risk-free rate of return, the current price, volatility and any cash flows (e.g. dividend) of the underlying instrument, and the exercise price.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 15
Financial risk management | 140

Note 16
Derivatives

The following tables present the derivative financial instruments of the Telecom Italia Group at June 30, 2014 and at December 31, 2013, by type:

Type (millions of euros)	Hedged risk	Notional amount at 06/30/2014	Notional amount at 12/31/2013	Spot (*) Mark-to-Market (Clean Price) at 06/30/2014	Spot (*) Mark-to-Market (Clean Price) at 12/31/2013
Interest rate swaps	Interest rate risk	4,800	5,250	101	(16)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	2,071	2,071	36	2
Total Fair Value Hedge Derivatives **		**6,871**	**7,321**	**137**	**(14)**
Interest rate swaps	Interest rate risk	2,020	2,370	(47)	(92)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	9,165	8,628	(1,233)	(1,154)
Commodity Swap and Options	Commodity risk (energy)	9	9	-	1
Forward and FX Options	Currency exchange rate risk	544	577	-	7
Total Cash Flow Hedge Derivatives **		**11,738**	**11,584**	**(1,280)**	**(1,238)**
Total Non-Hedge Accounting Derivatives ***		**2,689**	**2,816**	**(121)**	**136**
Total Telecom Italia Group Derivatives		**21,298**	**21,721**	**(1,264)**	**(1,116)**

* Spot Mark-to-market above represents the market measurement of the derivative net of the accrued portion of the flow in progress.
** On the 2009 issue in GBP there are two hedges, in FVH and CFH; accordingly, although it is a single issue, the notional amount of the hedge is included in both the FVH and CFH groupings.
*** In addition, the notional amount of the FX Options is reflected in both the CFH category (the intrinsic value component is a hedge) and the Non Hedge category (the time value is not a hedge).

The category Non-Hedge Accounting Derivatives also includes the embedded option of the mandatory convertible bond issued by the subsidiary Telecom Italia Finance S.A. for 1.3 billion euros. This component, embedded in the financial instrument, has a notional amount equal to the amount of the loan.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 16
Derivatives | 141

Note 17
Supplementary disclosures on financial instruments

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. In particular, the fair value hierarchy introduces three levels of input:

● Level 1: quoted prices in active market;
● Level 2: prices calculated using observable market inputs;
● Level 3: prices calculated using inputs that are not based on observable market data.

The tables below provide some additional information on the financial instruments, including the table relating to the fair value hierarchy level for each class of financial asset/liability at June 30, 2014 (excluding Discontinued operations/Non-current assets held for sale and Liabilities directly associated with Discontinued operations/Non-current assets held for sale).

Key for IAS 39 categories

	Acronym
Loans and Receivables	LaR
Financial assets Held-to-Maturity	HtM
Available-for-Sale financial assets	AfS
Financial Assets/Liabilities Held for Trading	FAHfT/ FLHfT
Financial Liabilities at Amortized Cost	FLAC
Hedging Derivatives	HD
Not applicable	n.a.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 17
Supplementary disclosures on financial instruments | 142

Fair value hierarchy level for each class of financial asset/liability at 6/30/2014

(millions of euros)	IAS 39 Categories	note	Carrying amount in financial statements at 06/30/2014	Hierarchy Levels		
				Level 1 (*)	Level 2 (*)	Level 3 (*)
ASSETS						
Non-current assets						
Other investments	AfS	8)	44	3	16	
Securities, financial receivables and other non-current financial assets						
of which securities	AfS	9)	6	6		
of which hedging derivatives	HD	9)	1,403		1,403	
of which non-hedging derivatives	FAHfT	9)	53		53	
(a)			1,506	9	1,472	-
Current assets						
Securities						
of which available-for-sale financial assets	AfS	9)	1,366	1,366		
Financial receivables and other current financial assets						
of which hedging derivatives	HD	9)	154		154	
of which non-hedging derivatives	FAHfT	9)	6		6	
(b)			1,526	1,366	160	-
Total	(a+b)		3,032	1,375	1,632	-
LIABILITIES						
Non-current liabilities						
of which hedging derivatives	HD	13)	2,298		2,298	
of which non-hedging derivatives	FLHfT	13)	171		7	164
(c)			2,469	-	2,305	164
Current liabilities						
of which hedging derivatives	HD	13)	182		182	
of which non-hedging derivatives	FLHfT	13)	17		17	
(d)			199	-	199	-
Total	(c+d)		2,668	-	2,504	164

(*) Level 1: quoted prices in active markets.
Level 2: prices calculated using observable market inputs.
Level 3: prices calculated using inputs that are not based on observable market data.

Fair value measurements with unobservable inputs

The accounting of "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A.", issued by the subsidiary Telecom Italia Finance S.A. for a total of 1.3 billion euros, entailed the separate recognition in accounts of the option embedded in the financial instruments, distinctly from the debt liability itself.

The carrying amount of the embedded option was measured as the net carrying amount of i) the long put option, with an exercise price of 0.6801 euros at the maximum conversion rate; and ii) the short call option, with an exercise price of 0.8331 euros at the minimum conversion rate. The call and put options were measured at fair value using the Black & Scholes model for pricing stock options. The model uses the following inputs:

- the risk-free interest rate for comparable maturities;
- the reference price for Telecom Italia S.p.A. ordinary shares;
- the exercise price;

- the dividend expected to be paid on Telecom Italia S.p.A. ordinary shares over the life of the option;
- the volatility of Telecom Italia S.p.A. ordinary shares;
- the duration of the option.

Specifically, volatility should be considered an unobservable input due to the lack of market data (stock exchange listing of the bond option) for a time horizon equal to the duration of the option. The figure is, therefore, an assumption based on the volatility implied by the price of the financial instrument, as negotiated at the issue stage, and market volatility for the nearest time horizon.

The following table shows the impact on the income statement of that valuation.

(millions of euros)	06/30/2014
Asset value at December 31, 2013	63
Transfers to/from Level 3	-
Profit (loss) recognized in the Separate Consolidated Income Statement	(227)
Profit (loss) recognized in other components of the Consolidated Statements of Comprehensive Income	-
Asset value at 06/30/2014	**(164)**

The loss resulting from fair value adjustment at June 30, 2014 was posted under finance expenses.

The price of an option is sensitive to its volatility, in that the higher the volatility, the higher the price of the option. Reported below is a sensitivity analysis of the net carrying amount of the embedded option in relation to a series of changes expressed in percentage point terms of volatility.

(millions of euros)						
Change in volatility of Telecom Italia S.p.A. ordinary shares	*-10 p.p.*	*-8 p.p.*	*-5 p.p.*	*+5 p.p.*	*+8 p.p.*	*+10 p.p.*
Change in the net carrying amount of the embedded option	+3	+2	+1	-1	-1	-
Net carrying amount of the embedded option	**(161)**	**(162)**	**(163)**	**(165)**	**(165)**	**(164)**

Further details on the effects of the change in the price of the ordinary shares on the value of the embedded option, as well as the measurement of derivative instruments, are provided in the Note "Financial risk management".

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 17
Supplementary disclosures on financial instruments | 144

Note 18
Employee benefits

Trade and miscellaneous receivables and other current assets increased 132 million euros compared to December 31, 2013 and are composed of the following:

(millions of euros)		12/31/2013	Increases/Present value	Decrease	Exchange differences and other changes	06/30/2014
Provision for employee severance indemnities	**(a)**	863	147	(8)	1	1,003
Provision for pension plans		22	1	(1)	-	22
Provision for termination benefit incentives		30	-	(8)	-	22
Total other provisions for employee benefits	**(b)**	52	1	(9)	-	44
Total	**(a+b)**	915	148	(17)	1	1,047
of which:						
non-current portion		889				1,026
current portion (*)		26				21

(*) The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities only refers to Italian companies and increased overall by 140 million euros. The reduction of 8 million euros under "Decreases" refers to indemnities paid during the period to employees who terminated employment or for advances. Other changes refer, among other things, to the change in the scope of consolidation, following the acquisition of control of the company Rete A.. The increase of 147 million euros in the column "Increases/Present value" includes the following:

(millions of euros)	1st Half 2014	1st Half 2013
Current service cost (*)	-	-
Finance expenses	18	19
Net actuarial (gains) losses recognized during the period	129	(3)
Total	**147**	**16**
Effective return on plan assets	there are no assets servicing the plan	

(*) Following the social security reform in 2007, the portions intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under "Employee benefits expenses", in "Social security expenses", and not as "Employee severance indemnities expenses". The latter account will continue to be used only for the severance indemnity expenses of companies with less than 50 employees.

The net actuarial losses recognized at June 30, 2014, totaling 129 million euros (net actuarial gains of 3 million euros in the first half of 2013), are essentially the result of the change in the discount rate of 2.81% applied, from the 4.11% of December 31, 2013. The inflation rate taken as a reference, however, remained unchanged.

Provision for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provision for termination benefit incentives decreased in total by 8 million euros, essentially due to the mobility expenses under Law 223/91 posted in previous years by the Parent, by Telecom Italia Information Technology, by Telecom Italia Sparkle and by Olivetti I-Jet.

Note 19
Provisions

Provisions decreased by 78 million euros compared to December 31, 2013 and are composed of the following:

(millions of euros)	12/31/2013	Increase	Taken to income	Used directly	Exchange differences and other changes	06/30/2014
Provision for taxation and tax risks	110	6	(10)	(1)	9	114
Provision for restoration costs	442	5	–	(3)	5	449
Provision for legal disputes	209	51	–	(48)	5	217
Provision for commercial risks	134	3	–	(2)	–	135
Provision for risks and charges on investments and corporate-related transactions	105	–	–	(30)	–	75
Other provisions	124	1	(71)	(1)	3	56
Total	1,124	66	(81)	(85)	22	1,046
of which:						
non-current portion	699					720
current portion	425					326

Provision for taxation and tax risks is basically unchanged compared to 2013. The figure at June 30, 2014 mainly refers to companies in the Domestic Business Unit (43million euros) and companies in the Brazil Business Unit (68 million euros).

Provision for restoration costs refers to the provision for the estimated cost of dismantling tangible assets – in particular: batteries, wooden poles and equipment – and for the restoration of the sites used for mobile telephony by companies belonging to the Domestic Business Unit (351 million euros) and to the Brazil Business Unit (98 million euros).

Provision for legal disputes includes the provision for litigation with employees, social security entities and third parties.
The figure at June 30, 2014 includes 145 million euros essentially for the Domestic Business Unit and 71 million euros for the Brazil Business Unit.

Provision for commercial risks, showing no substantial change compared to the end of 2013, includes funds allocated primarily by Telecom Italia S.p.A., Olivetti S.p.A. and Telecom Italia Digital Solutions S.p.A., to cover existing risks.

Provision for risks and charges on investments and corporate-related transactionsshows a net decrease of 30 million euros, essentially relating to the uses made in connection with the settlement of disputes regarding the disposal of an investment in previous years. See the Note "Contingent liabilities, other information, commitments and guarantees", Greece – DELAN, for more details.

Other provisions shows a net decrease of 68 million euros. This decrease was also attributable to the almost entire release of the risk provision of 71 million euros made in the 2009 consolidated financial statements for the alleged administrative offense pursuant to Legislative Decree 231/2001, linked to the so-called Telecom Italia Sparkle affair. Further details are provided in the Note "Contingent liabilities, other information, commitments and guarantees".

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 17
Supplementary disclosures on financial instruments   146

Note 20
Trade and miscellaneous payables and other current liabilities

Miscellaneous payables and other non-current liabilities decreased by 645 million euros compared to December 31, 2013 and are composed of the following:

(millions of euros)		06/30/2014	12/31/2013
Payables on construction work	**(a)**	**35**	**30**
Trade payables			
Payables to suppliers		3,608	4,526
Payables to other telecommunication operators		473	444
	(b)	**4,081**	**4,970**
Tax payables	**(c)**	**779**	**480**
Miscellaneous payables and other current liabilities			
Payables for employee compensation		466	321
Payables to social security agencies		130	167
Trade and miscellaneous deferred income		807	799
Advances received		26	25
Customer-related items		905	912
Payables for TLC operating fee		22	23
Dividends approved, but not yet paid to shareholders		67	55
Other current liabilities		339	416
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		21	26
Provisions for risks and charges for the current portion expected to be settled within 1 year		326	425
	(d)	**3,109**	**3,169**
Total	**(a+b+c+d)**	**8,004**	**8,649**

Trade payables (due within 12 months), amounting to 4,081 million euros (4,970 million euros at December 31, 2013), mainly refer to Telecom Italia S.p.A. (2,167 million euros) and to companies belonging to the Brazil Business Unit (1,425 million euros).

Tax payables refer in particular to Telecom Italia S.p.A. for the VAT payable (482 million euros), for the government concession tax of Telecom Italia S.p.A. (45 million euros) and for the withholding tax payables to the tax authorities of Telecom Italia S.p.A. as withholding agent (33 million euros). They also include other tax payables of the Brazil Business Unit of 192 million euros.
Within miscellaneous payables and other current liabilities it is noted in particular that:
- trade and miscellaneous deferred income mainly relates to the deferral of fees for the activation of telephone services, as well as the deferral of subscription, traffic and interconnection charges of the Parent Telecom Italia;
- customer-related items largely consist of payables of the Parent Telecom Italia due to its subscribers for deposits made for telephone calls and subscription charges debited in advance;
- other current liabilities mainly relate to debt positions of the Parent Telecom Italia for leases, reimbursements to customers, contributions to the government and penalties.

Note 21
Contingent liabilities, other information,commitments and guarantees

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at June 30, 2014 are described below.

The Telecom Italia Group has posted liabilities totaling167 million euros for those disputes described below where the risk of losing the case has been considered probable.

a) Significant disputes and pending legal actions

For the following disputes and pending legal actions no significant facts have emerged with respect to what was published in the 2013 Annual Report:

- International tax and regulatory disputes
- Investigation by the Public Prosecutor's Office of Monza
- Administrative offence charge pursuant to Legislative Decree 231/2001 for the Telecom Italia Security Affair.

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Rome Public Prosecutor's Office

In its judgement dated October 17, 2013, the Court of Rome found the three managers involved in the proceedings, among others, not guilty of the charges of transnational conspiracy for the purpose of tax evasion and false declaration by the use of invoices or other documents for non-existent transactions. A further 18 defendants were found guilty, with sentences of 20 months to 15 years.

Telecom Italia Sparkle is still formally being investigated for the administrative offence pursuant to Legislative Decree 231/2001, with the predicate offence of conspiracy and translational money laundering. While there has not yet been full disclosure of all the documents regarding the pending proceedings against Telecom Italia Sparkle (or of the reasons for the judgement), the not-guilty verdicts for the persons accused of committing the predicate offence should rule out any liability on the part of the organisation.

Following the outcome of the immediate trial, the Company filed an application for the release of the seizure concerning:

- the sum of 10 million euros (seized at the time for precautionary reasons related to the proceedings);
- the return of the surety of 72,234.003.35 euros, issued at the time in favour of the Judicial Authority as guarantee of any obligations arising from the application of Legislative Decree no. 231/01 (if found guilty of a crime pursuant to Legislative Decree no. 231/01, in addition to administrative fines payable and any interdiction, Telecom Italia Sparkle may also be subject to possible confiscation of the proceeds of the offence which, in the charges brought at the time by the Public Prosecutors, would amount to that sum).

In granting the aforementioned requests the Judicial Authority, in a ruling in June 2014, ordered the release, and the return of the whole sum of the surety and return of the sum of 8,451,000 euros, maintaining the seizure of the sum of 1,549,000 euros, which corresponds to the maximum fine payable for the administrative offence of which the Company is accused.

An overall amount of approximately 72 million euros had been posted in the 2009 consolidated financial statements. Such amount has been released, short of 1.5 million euros which are still under seizure, as above.

So far as fiscal risk is concerned, following the notice served on February 13, 2014 by the Lazio Regional Office, relative to three penalty notices for violations of rules regarding income tax for the years 2005, 2006 and 2007, without prejudice to that already illustrated in the annual financial report, it is hereby stated that Telecom Italia Sparkle has appealed to the Provincial Tax Commission on April 10, 2014.

Official report of findings for Telecom Italia International N.V.

On June 2014, following a tax audit carried out by Guardia di Finanza in Milan, Italy, for longer than one year, the subsidiary Telecom Italia International N.V, incorporated in The Netherlands, has received an official report of findings for the years from 2005 to 2012. In the report the Guardia di Finanza claims that the above mentioned subsidiary should be considered resident of Italy for Italian tax purposes, based on considerations related to the Company's alleged, effective place of management.
It is worth highlighting that the report of finding does not represent – on its own – an assessment notice, since it is subject to the evaluations from the Italian Revenue Service, i.e. the ItalianAgenziadelleEntrate (also taking into account the observations coming from the taxpayer). At a later stage, following such autonomous evaluations, the AgenziadelleEntrate will have to take its own decisions on the report of findings, either maintaining all or part of such findings within an assessment notice, or even not.
The Company believes, supported by authoritative professional opinions, that the claim is unfounded and has presented to the AgenziadelleEntrate its observations referring to the report of findings.

Antitrust Case A428

At the conclusion of case A428, on May 10, 2013, the Italian antitrust authority - AGCM imposed on two administrative sanctions of 88,182,000 euros and 15,612,000 euros on Telecom Italia for abuse of its dominant position. The Company allegedly (i) hindered or delayed activation of access services requested by OLOs through unjustified and spurious refusals; (ii) offered its access services to final customers at economic and technical conditions that allegedly could not be matched by competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country where disaggregated access services to the local network are available, and hence where other operators can compete more effectively with the Company. The liabilities already provided for in the Financial Statements at December 31, 2013 covered the whole amount of both the fines and interests accrued to date.
Telecom Italia appealed against the decision before the Administrative Court (TAR) for Lazio, applying for payment of the fine to be suspended. In particular, it alleged infringement of its rights to defend itself in the proceedings, the circumstance that the organizational choices challenged by AGCM and allegedly at the base of the abuse of the OLO provisioning processes had been the subject of specific rulings made by the sector Authority (AGCom), the circumstance that the comparative examination of the internal/external provisioning processes had in fact shown better results for the OLOs than for the Telecom Italia retail department (hence the lack of any form of inequality of treatment and/or opportunistic behavior by Telecom Italia), and (regarding the second abuse) the fact that theconduct was structurally unsuitable to reduce the margins of the OLOs.
In December 2013, the TAR upheld the application for payment of the fine to be suspended, scheduling a hearing for the discussion of the merits for February 2014, subsequently postponed to March 2014.
On May 8, 2014, the judgement of the Lazio TAR was published, rejecting Telecom Italia's appeal and confirming in full the fines imposed in the original order challenged. Telecom Italia will appeal this decision to the Council of State.
In the meantime the Company proceeded to pay the fines and the accrued interest.



It should be noted that for the disputes described below, on the basis of the information available at the closing date of the present document and with particular reference to the complexity of the proceedings, to their progress, and to elements of uncertainty of a technical-procedural nature, it

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 21
Contingent liabilities, other information, commitments and
guarantees | 149

was not possible to make a reliable estimate of the size and/or times of possible payments, if any. Moreover, in the case in which the disclosure of information relative to the dispute could seriously jeopardize the position of Telecom Italia or its subsidiaries, only the general nature of the dispute is described.

Of the disputes with the aforementioned characteristics, no significant facts have emerged for those listed below with respect to what was published in the 2013 Annual Report:

- Dispute relative to "Adjustments on license fees" for the years 1994-1998
- VODAFONE
- WIND
- Irregular sale of handsets to companies in San Marino - Investigation by the Public Prosecutor's Office of Forlì
- POSTE
- Brazil - Docas/JVCO Arbitration
- Brazil - JVCO Dispute
- Others - Telecom Argentina
- TELETU

Antitrust Case I757

On September 12, 2012, AGCM started an investigation against Telecom Italia, Wind and Vodafone to ascertain the existence of an agreement restrictive of competition aimed at excluding from the market the new operator BIP Mobile S.r.l.
BIP Mobile, which intended to present itself as the first "low cost" virtual operator, did not have its own sales network, since it accessed the market using the so-called multibrand distribution channel. According to the complaint it submitted to AGCM, the company had been faced with cancellations by retailers that distribute mobile telephony services of various operators, allegedly induced by pressures that were supposedly "the fruit of a concerted strategy between Telecom Italia, Vodafone and Wind.
On December 20, 2013, AGCM decided to extend the investigation to examine the conduct of Telecom Italia and Wind in terms of potential vertical restrictions in violation of article 101 of the Treaty on the Functioning of the European Union arising from supplementary commercial agreements signed by each of them with a number of multibrand dealers, as they provide extra incentives to the dealer while reserving the right to terminate the agreement if the dealer markets the products or services of operators other than those already marketed at the time the agreement is signed.
On April 9, 2014 Telecom Italia presented a proposal of undertakings. AGCM, having assessed that the undertakings presented did not appear to be manifestly groundless, published them on April 22, 2014 for the purposes of the so-called market tests, and on its outcome Telecom Italia confirmed its proposal. The proceedings are now in their final phase. Final decision is expected within the deadline for completion of the investigation, presently programmed on October 30, 2014.

Antitrust Case I761

With a ruling issued on July 10, 2013, the AGCM extended to Telecom Italia the investigation started in March of the same year into some enterprises active in the fixed network maintenance sector. The investigation aims to establish if an agreement exists that is prohibited pursuant to article 101 of the TFUE. The proceedings were initiated after Wind filed two complaints in which the AGCM was informed that, based on an invitation to bid for the assignment of network corrective maintenance services, it had encountered substantial uniformity of prices offered by the aforementioned enterprises and a significant difference from the offers submitted subsequently by other and different companies.
The AGCM alleged that Telecom Italia carried out a role of coordinating the other parts of the procedure, both during the formulation of the offers requested by Wind and in relation to the positions represented to AGCom.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 21
Contingent liabilities, other information, commitments and
guarantees | 150

Telecom Italia challenged these proceedings before the Administrative Court (TAR), sustaining that the Antitrust Authority does not have competence in this matter.

On July 7, 2014, the AGCM notified the objective extension of the proceedings to check if the Company, abusing its dominant position, put in place initiatives that might influence the conditions of the offer of accessory technical services when the offers of the maintenance businesses to Wind and Fastweb were being formulated. With the extension provision, the Authority has also extended the deadline for closing the proceedings from the original date of July 31, 2014 to July 31, 2015.

FASTWEB

In April 2014 Fastweb and Telecom Italia reached a technical-procedural agreement to waive the arbitration started by Fastweb in January 2011 by virtue of which the competitor requested compensation for presumed damages totaling 146 million euros incurred following alleged non-compliance with the provisions contained in the contract for the supply of the LLU service. The agreement reached did not define the respective damages claimed inferred in arbitration, which will continue in the proceedings already pending before the Milan Civil Court, described below. It should be pointed out that in arbitration Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. Telecom Italia filed an appearance, submitting a counterclaim.

In December 2013, Fastweb served a writ of summons at the Court of Milan with a claim for damages arising from alleged improper conduct by Telecom Italia in issuing an excessive number of refusals to supply wholesale access ("KO") services in 2009-2012 and in making economic offers to business customers, in areas open to LLU services, that could not be replicated by competitors because of the alleged squeeze on discount margins ("margin squeeze" practices). Based on the content of the Antitrust Authority's well-known decision A428, Fastweb has quantified this claim to be in the order of 1,744 million euros.

The Company filed an appearance challenging the claims made by the other party.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the public offer of services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately 730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviors of the Company relating to the management of some financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers, for which Telecom Italia managed the payments from the end customers, on behalf of such OLOs and in the light of regulatory requirements.

After the ruling with which the Milan Court of Appeal accepted Telecom Italia's objections, declaring that it was not competent in this matter and referring the case to the Civil Court, Eutelia in extraordinary administration and Voiceplus in liquidation resubmitted the matter to the Milan Court. The first hearing took place in the month of March 2014. Telecom Italia filed an appearance challenging the claims of the other parties.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros. Telecom Italia filed an appearance, contesting the claims of the other party.

After the ruling with which the Court of Appeal declared that it was not competent in this matter and referred the case to the Court, Teleunit reinstated the case before the Milan Court.

Elinet Bankruptcy

The receivers of bankrupt company ElinetS.p.A. appealed the judgement in which the Rome Court rejected the applications for compensation filed by the receivers of the Elinet-Elitel group (for a total of 350 million euros) resubmitting their own claim for approximately 58 million euros.

The claims made to the Company regardthe allegedperformance of management and coordination activities of the plaintiff, and with it the Elitel Group (alternative operatorin which Telecom Italia has never had any type of interest), allegedly enacted by playing the card of trade receivables management. Telecom Italia will file an appearance challenging the claims of the other party.

Greece – DELAN

During 2012, the company Carothers Ltd, acting as the successor of Delan Cellular Services S.A.(Delan), was awarded by the Judge of the first instance in Athens (Greece) damages totaling around 85 million euros, against Wind Hellas (the new corporate name of TIM Hellas, the Greek subsidiary sold by the Telecom Italia Group in 2005); the judgement was appealed by Wind Hellas before the Court of Appeal in Athens. Wind Hellas, in turn, summoned Telecom Italia International to appear before an ICC Arbitration Tribunal, on the basis of the indemnification obligations contained in the sales contract for the sale of the shareholding. Wind Hellas sought a declaration of its right to be held harmless for any possible negative outcome deriving from the ongoing proceedings.

Moreover Wind Hellas asked Telecom Italia International to assume the defense of another ordinary legal dispute in Greece, this too allegedly part of the obligations deriving from the contract of sale.

In early 2014 the Parties agreed on the settlement of the dispute under arbitration, including any other issues otherwise related to the Share Purchase Agreement.The settlement agreement was subject to the condition of the settlement of the underlying appeal proceeding between Wind Hellas and Carothers, and mainly provided for the payment by Telecom Italia International, for the full satisfaction of Wind Hellas, of a percentage of the value of such underlying settlement, for a maximum amount of Euro 31.8 million. In June, Wind Hellas announced the meeting of the above mentioned condition, upon which Telecom Italia International has paid the entire amount committed, almost fully provisioned in 2013 Consolidated financial statements.

On July 31, 2014, as the parties requested the Arbitral Tribunal terminated the arbitration.

Brazil - Opportunity Arbitration

In late May 2012, Telecom Italia and Telecom Italia International N.V. were served with an arbitration brought by the Opportunity group, claiming restoration of damages allegedly suffered as a consequence of the presumed breach of a certain settlement agreement signed in 2005. Based on claimant's allegations, such damages would be related to matters emerged in the framework of the criminal proceedings pending before the Court of Milan regarding, among others, activities of former employees of the Security Department of Telecom Italia.

In August 2013 the Opportunity group filed a Statement of Claim, defining in detail its claims against Telecom Italia and Telecom Italia International and, in particular, specifying the facts cited and indicating the sources of proof, also in relation to quantification of the damages. OnMarch 26, 2014 Telecom Italia and Telecom Italia International filed the Statement of Defense and Counterclaim rejecting the arguments of Opportunity and challenging its claims; the defendants also formulated a counterclaim for damages for breach of contract by Opportunity. The preliminary phase of the arbitration is in progress. The hearing for the pleading is scheduled for November 2014.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 21
Contingent liabilities, other information, commitments and
guarantees | 152

b) Other information

Mobile telephony - criminal proceedings

In March 2012 Telecom Italia was served notice of the conclusion of the preliminary enquiries, which showed that the Company was being investigated by the Public Prosecutor of Milan pursuant to the Legislative Decree n. 231/2001, for the offences of handling stolen goods (Art. 648 of the Criminal Code) and counterfeiting (Art. 491-bis of the Criminal Code) committed, according to the alleged allegations, by fourteen employees of the so-called "ethnic channel", with the participation of a number of dealers, for the purpose of obtaining undeserved commissions from Telecom Italia.
The Company, as the injured party damaged by such conduct, had brought two legal actions in 2008 and 2009 and had proceeded to suspend the employees involved in the criminal proceedings (suspension later followed by dismissal). It has also filed an initial statement of defense, together with a technical report by its own expert, requesting that the proceedings against it be suspended, and that charges of aggravated fraud against the Company be brought against the other defendants. In December 2012, the Public Prosecutor's Office filed a request for 89 defendants and the Company itself to be committed for trial.
During the preliminary hearing, the Company was admitted ascivil party to the trial and, in November 2013, the conclusions in the interest of the civil party were filed, reaffirming Telecom Italia's total lack of involvement in the offences claimed.
At the end of the preliminary hearing, which took place in March 2014, the Judge for the Preliminary Hearings committed for trial all the defendants (including Telecom Italia) who did not ask for the definition of their position with alternative procedures, on the grounds that "the examination hearing is necessary".Discussion of the case started in May 2014.

***

With regard to the criminal proceedings for the offence of "preventing the public supervisory authorities from performing their functions" against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers related, in the charge, to the communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and by activating 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation, in November 2013 the Preliminary Hearing Judge at the Court of Rome dismissed the case following the transfer of the case from the Court of Milan to the Court of Rome due to lack of jurisdiction. The Rome Public Prosecutor then proposed an appeal to the Supreme Court against the judgement that there is "no case to answer", and on May 6,2014 the Supreme Court ruled this appeal inadmissible.

c) Commitments and guarantees

Guarantees, net of back-to-back guarantees received, amounted to 11 million euros.
Guarantees were provided by third parties to Group companies, amounting to 5,812 million euros, to guarantee financing received (2,717 million euros) and performance under outstanding contracts (3,095 million euros).
Among the guarantees provided by third parties for Telecom Italia S.p.A.'s obligations are two guarantees in favor of the Ministry of Economic Development for the auction to assign the rights of use for the 800, 1800 and 2600 MHz frequencies. The guarantees amount, respectively, to 365million euros (for the request to pay back the total amount owed over a period of 5 years) and 38 million euros (for the commitment undertaken by the Company to build equipment networks according to eco-sustainability characteristics). In particular, the Company has made a commitment to achieve energy savings in the new LTE technologies of approximately 10% on infrastructure and 20% on transmission devices over a period of 5 years (compared to energy consumed by current technology).
In March 2014 the Interior Ministry issued a bank guarantee of 26 million euros to Fastweb, as jointly obliged with Telecom Italia following the order from the *Consiglio di Stato*, which – in suspending the effects of the ruling of the Lazio Administrative Court, which had declared in the "Master Agreement" for the supply of all the electronic communication services, following the appeal by Fastweb – required the issue of a bank guarantee (or other equivalent guarantee) equal to 5% of the financial value of the

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 21
Contingent liabilities, other information, commitments and
guarantees | 153

Agreement. This guarantee covers the potential payment of the amounts that the *Consiglio di Stato* could award to Fastweb in the appeal proceedings.

The Interior Ministry and Telecom Italia are obliged, jointly, to issue the security (or establish another form of guarantee), on the understanding that the fulfillment of this obligation by one of the parties will exempt the other from having to establish a second identical guarantee and that if the guarantee is enforced against the main obliged party, that party shall retain the possibility of acting by way of recourse against the other party.

Details of the main guarantees received for EIB financing at June 30, 2014 are as follows:

Issuer

(millions of euros)	Amount[1]
BBVA - Banco Bilbao Vizcaya Argentaria	372
IntesaSanpaolo	376
Bank of Tokyo - Mitsubishi UFJ	359
Banco Santander	139
Sumitomo	109
SACE	368
Natixis	92
Barclays Bank	180
Citibank	28
ING	105
CassaDepositi e Prestiti	157

(1) Relative to loans issued by EIB for Tim Rete Mobile, Telecom Italia BreitbandInfrastruktur Deutschland, Telecom Italia Banda Larga, Telecom Italia Ricerca&Sviluppo and Telecom Italia Digital Divide Projects.

There are also surety bonds on the telecommunication services in Brazil for 725 million euros.

d) Assets pledged to guarantee financial liabilities

The contracts for low-rate loans granted by the Brazilian development bank BNDES (BancoNacional de DesenvolvimentoEconômico e Social) to Tim Celular for a total equivalent amount of 1,403 million euros are covered by specific covenants. In the event of non-compliance with the covenant obligations, BNDES will have a right to the receipts which transit on the bank accounts of the company.

Note 22
Finance income and expenses

Finance income

Finance income decreased by 553 million euros, compared to the first half of 2013, and is broken down as follows:

(millions of euros)		1st Half 2014	1st Half 2013
Interest income and other finance income:			
Income from financial receivables, recorded in Non-current assets		–	–
Income from securities other than investments, recorded in Non-current assets		–	–
Income from securities other than investments, recorded in Current assets		16	16
Income other than the above:			
Interest income		101	70
Exchange gains		126	188
Income from fair value hedge derivatives		67	81
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		287	335
Income from non-hedging derivatives		16	99
Miscellaneous finance income		27	13
	(a)	**640**	**802**
Positive fair value adjustments to:			
Fair value hedge derivatives		170	40
Underlying financial assets and liabilities of fair value hedge derivatives		9	250
Non-hedging derivatives		46	326
	(b)	**225**	**616**
Reversal of impairment loss on financial assets other than investments	**(c)**	**–**	**–**
Total	**(a+b+c)**	**865**	**1,418**

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 22
Finance income and Finance expenses   155

Finance expenses

Finance income decreased by 287 million euros, compared to the first half of 2013, and is broken down as follows:

(millions of euros)		1st Half 2014	1st Half 2013
Interest expenses and other finance expenses:			
Interest expenses and other costs relating to bonds		739	730
Interest expenses to banks		116	108
Interest expenses to others		93	104
		948	**942**
Commissions		75	62
Exchange losses		82	243
Charges from fair value hedge derivatives		20	24
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		318	401
Charges from non-hedging derivatives		38	28
Miscellaneous finance expenses		124	182
	(a)	**1,605**	**1,882**
Negative fair value adjustments to:			
Fair value hedge derivatives		19	265
Underlying financial assets and liabilities of fair value hedge derivatives		174	7
Non-hedging derivatives		313	244
	(b)	**506**	**516**
Impairment losses on financial assets other than investments	**(c)**	**–**	**–**
Total	**(a+b+c)**	**2,111**	**2,398**

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 22
Finance income and Finance expenses | 156

For greater clarity of presentation, the net effects relating to derivative financial instruments are summarized in the following table:

(millions of euros)		1st Half 2014	1st Half 2013
Exchange gains		126	188
Exchange losses		(82)	(243)
Net exchange gains and losses		**44**	**(55)**
Income from fair value hedge derivatives		67	81
Charges from fair value hedge derivatives		(20)	(24)
Net result from fair value hedge derivatives	**(a)**	**47**	**57**
Positive effect of the reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		287	335
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)		(318)	(401)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement (interest rate component)	**(b)**	**(31)**	**(66)**
Income from non-hedging derivatives		16	99
Charges from non-hedging derivatives		(38)	(28)
Net result from non-hedging derivatives	**(c)**	**(22)**	**71**
Net result from derivatives	**(a+b+c)**	**(6)**	**62**
Positive fair value adjustments to fair value hedge derivatives		170	40
Negative fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		(174)	(7)
Net fair value adjustments	**(d)**	**(4)**	**33**
Positive fair value adjustments to Underlying financial assets and liabilities of fair value hedge derivatives		9	250
Negative fair value adjustments to fair value hedge derivatives		(19)	(265)
Net fair value adjustments	**(e)**	**(10)**	**(15)**
Net fair value adjustments to fair value hedge derivatives and underlyings	**(d+e)**	**(14)**	**18**
Positive fair value to non-hedging derivatives	(f)	46	326
Negative fair value adjustments to non-hedging derivatives	(g)	(313)	(244)
Net fair value adjustments to non-hedging derivatives	**(f+g)**	**(267)**	**82**

Note 23
Profit (loss) for the period

Profit for the period increased 2,056 million euros compared to first half of 2013 and may be broken down as follows:

(millions of euros)	1st Half 2014	1st Half 2013
Profit (loss) for the period	**832**	**(1,224)**
Attributable to:		
Owners of the Parent:		
Profit (loss) from continuing operations	495	(1,448)
Profit (loss) from Discontinued operations/Non-current assets held for sale	48	41
Profit (loss) for the period attributable to owners of the Parent	**543**	**(1,407)**
Non-controlling interests:		
Profit (loss) from continuing operations	77	54
Profit (loss) from Discontinued operations/Non-current assets held for sale	212	129
Profit (loss) for the period attributable to non-controlling interests	**289**	**183**

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 23
Profit (loss) for the period | 158

Note 24
Earnings per share

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees who satisfied, at June 30, 2014, the market and non-market performance conditions.

		1st Half 2014	1st Half 2013
Basic and diluted earnings per share			
Net profit (loss) for the period attributable to owners of the Parent		783	(1,407)
Less: additional dividends for the savings shares (0.011 euros per share)		(66)	–
	(millions of euros)	717	(1,407)
Average number of ordinary and savings shares	(millions)	20,851	19,304
Basic and diluted earnings per share – Ordinary shares		0.03	(0.07)
Plus: additional dividends per savings share		0.01	–
Basic and diluted earnings per share – Savings shares	(euro)	0.04	(0.07)
Basic and diluted earnings per share from continuing operations			
Profit (loss) from continuing operations		523	(1,577)
Less: additional dividends for the savings shares		(66)	–
	(millions of euros)	457	(1,577)
Average number of ordinary and savings shares	(millions)	20,851	19,304
Basic and diluted earnings per share from continuing operations — Ordinary shares		0.02	(0.08)
Plus: additional dividends per savings share		0.01	–
Basic and diluted earnings per share from continuing operations — Savings shares	(euro)	0.03	(0.08)
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale			
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	260	170
Average number of ordinary and savings shares	(millions)	20,851	19,304
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Ordinary shares	(euro)	0.01	0.01
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale - Savings shares	(euro)	0.01	0.01

	1st Half 2014	1st Half 2013
Average number of ordinary shares (*)	14,825,346,775	13,277,523,776
Average number of savings shares	6,026,120,661	6,026,120,661
Total	**20,851,467,436**	**19,303,644,437**

(*) The number takes into account the potential ordinary shares relating only to the equity compensation plans of employees for whom the market and non-market performance conditions have been satisfied and, for first halfof 2014, an estimate of the theoretical number of shares that could be issued upon conversion of the mandatory convertible bond (without considering any deferred interest portion). The "Profit (loss) for the period attributable to owners of the Parent" has also been adjusted to reflect the impact, after tax, resulting from conversion of the mandatory convertible bond (+240 million euros).

Potential future changes in share capital

The table below shows future potential changes in share capital connected with the *"Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A."* issued in November 2013 by Telecom Italia Finance S.A., with the authorizations to increase the share capital existing at June 30, 2014 and the options and rights granted under equity compensation plans still outstanding at June 30, 2014.

	Number of maximum shares issuable	Share capital (thousands of euros) (*)	Paid-in capital (thousands of euros)	Subscription price per share (euro)
Capital increases already approved (ordinary shares)				
2014 Broad-Based Employee Share Ownership Plan (reserved capital increase)	54,000,000	29,700	n.a.	n.a.
Total capital increases already approved		**29,700**		
Additional capital increases not yet approved (ordinary shares)				
"Long Term Incentive Plan 2010-2015" (bonus capital increase)	188,706	104	-	-
"Long Term Incentive Plan 2012" (capital increase in cash for Selected Management)	n.a.	4,348	n.a.	n.a.
"Long Term Incentive Plan 2012" (bonus capital increase for Selected Management)	n.a.	4,348	-	-
"Long Term Incentive Plan 2012" (bonus capital increase for Top Management)	n.a.	2,995	-	-
2014 Broad-Based Employee Share Ownership Plan (free capital increase)	18,000,000	9,900	-	-
2014-2016 Stock Option Plan	196,000,000	107,800	n.a.	n.a.
Total additional capital increases not yet approved (ordinary shares)		**129,495**		
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)				
– capital	n.a.	1,300,000	n.a.	n.a.
– interest portion	n.a.	238,875	n.a.	n.a.
2013 Guaranteed Subordinated Mandatory Convertible Bonds (ordinary shares)		**1,538,875**		
Total		**1,698,070**		

(*) Amounts stated for capital increases connected with incentive plans and the "Guaranteed Subordinated Mandatory Convertible Bonds due 2016, convertible into ordinary shares of Telecom Italia S.p.A." are the "total estimated value" inclusive, where applicable, of any premiums.

On March 7, 2014, the board of directors – based on the authorization granted to it by the ordinary shareholders' meeting of April 17, 2013 which had granted the Directors the authorization for five years to increase the share capital to service the Broad-Based Employee Share Ownership Plan – resolved to increase the share capital against cash payments, in tranches, pursuant to Article 2443 of the Italian Civil Code and in accordance with the provisions of Article 2441.8, of the Italian Civil Code, by a maximum of 29,700,000 euros, through the issue of a maximum of 54,000,000 ordinary shares, each at an issue price at a 10% discount compared to the average market prices for the month prior to the offer, to be reserved for subscription by employees with a permanent contract of Telecom Italia or its subsidiaries with registered office in Italy.

The same ordinary shareholders' meeting also authorized the Directors to carry out an additional capital increase for a maximum amount of 9,900,000 euros through the assignment of a corresponding amount of earnings pursuant to Article 2349 of the Italian Civil Code, issuing the number of ordinary shares needed to assign a bonus share for every three shares subscribed, subject to the shares subscribed being held for one year and maintenance of the employment relationship with a company of the Telecom Italia Group.

The subscription price set for the capital increase against payment was 0.84 euros per share, and was communicated through a notice published on the Group intranet, while the subscription period for the ordinary shares at discount was from June 26, 2014 to July 10, 2014.

On July 31, 2014 53,911,926 ordinary shares were issued, bringing the total number of issued ordinary shares of Telecom Italia to 13,470,955,451. The maximum number of shares that can be issued for the planned free capital increase is 17,970,642ordinary shares. For more details see the Note "Events subsequent to June 30, 2014".

In implementation of the resolution adopted on April 16, 2014 by the ordinary and extraordinary shareholders' meeting of Telecom Italia S.p.A., on June, 26 2014 the board of directors initiated the 2014-2016 Stock Option Plan aimed at three different categories of beneficiaries: Executive Directors, Top Management and Selected Management.

The Plan consists of the allocation to the Beneficiaries of Options for the purchase (through subscription or trading) of Telecom Italia Shares at a set price set at a ratio of one share for each option exercised.The Options, assigned through the letter of Assignment sent to each beneficiary in July 2014, will be exercisable at a variable amount based on the achievement of the performance objectives in the three-year period 2014-2016, consisting of the Total Shareholder Return (TSR) for Telecom Italia and the consolidated Free Cash Flow of the Group from the 2014-2016 industrial plan, each of which conditions 50% of the options. Beneficiaries identified after initial launch can be added to the plan up to the approval of the compensation report for the following year.

The Plan consists of a maximum of 196,000,000 options and to service the plan a specific authorization will be granted for a share capital increase against payment for a maximum amount of 196,000,000 newly-issued ordinary shares (with a maximum dilution of 1.01% with respect to total share capital and of 1.46% with respect to ordinary shares only as at December 31, 2013).

The options vested will be exercisable for a period of three years with effect from when the board of directors have ascertained the level of achievement of the objectives at December 31, 2016.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 24
Earnings per share   161

Note 25
Segment reporting

a) Reporting by operating segment

As carried out in the consolidated financial statements for 2013, following the inclusion of Sofora – Telecom Argentina group under Discontinued operations/Non-current assets held for sale, the Argentina Business Unit is no longer shown.

Moreover, since 2014 the operations of the Olivetti group have been consolidated under the Domestic Business Unit. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. The disclosure by operating segment for the periods under comparison has been duly restated.

Segment reporting is based on the following operating segments:
- Domestic
- Brazil
- Media
- Other Operations

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 25 162
Segment reporting

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013
Third-party revenues	7,513	8,185	3,007	3,616	31	87	–	–	–	–	10,551	11,888
Intragroup revenues	18	22	2	4	–	1	–	–	(20)	(27)	–	–
Revenues by operating segment	**7,531**	**8,207**	**3,009**	**3,620**	**31**	**88**	**–**	**–**	**(20)**	**(27)**	**10,551**	**11,888**
Other income	176	94	7	11	1	3	–	1	(1)	(1)	183	108
Total operating revenues and other income	**7,707**	**8,301**	**3,016**	**3,631**	**32**	**91**	**–**	**1**	**(21)**	**(28)**	**10,734**	**11,996**
Acquisition of goods and services	(2,790)	(2,967)	(1,764)	(2,274)	(15)	(76)	(3)	(4)	15	23	(4,557)	(5,298)
Employee benefits expenses	(1,414)	(1,449)	(177)	(179)	(4)	(21)	(1)	(1)	–	(1)	(1,596)	(1,651)
of which: accruals to employee severance indemnities	–	–	–	–	–	–	–	–	–	–	–	–
Other operating expenses	(257)	(369)	(300)	(341)	(2)	(6)	(1)	(2)	1	1	(559)	(717)
of which: write-downs and expenses in connection with credit management and provision charges	(143)	(165)	(81)	(92)	–	(3)	–	–	–	–	(224)	(260)
Change in inventories	21	50	22	42	–	1	–	–	–	–	43	93
Internally generated assets	234	234	43	40	–	–	–	–	3	4	280	278
EBITDA	**3,501**	**3,800**	**840**	**919**	**11**	**(11)**	**(5)**	**(6)**	**(2)**	**(1)**	**4,345**	**4,701**
Depreciation and amortization	(1,672)	(1,789)	(471)	(499)	(13)	(18)	–	–	2	1	(2,154)	(2,305)
Gains (losses) on disposals of non-current assets	35	4	–	–	–	(105)	–	18	–	1	35	(82)
Impairment reversals (losses) on non-current assets	(1)	(2,187)	–	–	–	–	–	–	–	–	(1)	(2,187)
EBIT	**1,863**	**(172)**	**369**	**420**	**(2)**	**(134)**	**(5)**	**12**	**–**	**1**	**2,225**	**127**
Share of losses (profits) of associates and joint ventures accounted for using the equity method	(5)	–	–	–	–	–	–	–	–	–	(5)	–
Other income (expenses) from investments											15	2
Finance income											865	1,418
Finance expenses											(2,111)	(2,398)
Profit (loss) before tax from continuing operations											**989**	**(851)**
Income tax expense											(417)	(543)
Profit (loss) from continuing operations											**572**	**(1,394)**
Profit (loss) from Discontinued operations/Non-current assets held for sale											260	170
Profit (loss) for the period											**832**	**(1,224)**
Attributable to:												
Owners of the Parent											**543**	**(1,407)**
Non-controlling interests											289	183

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013
Revenues from equipment sales - third party	403	416	442	564	–	–	–	–	–	–	845	980
Revenues from equipment sales - intragroup	–	1	–	(1)	–	–	–	–	–	–	–	–
Total revenues from equipment sales	**403**	**417**	**442**	**563**	**–**	**–**	**–**	**–**	**–**	**–**	**845**	**980**
Revenues from services - third party	7,103	7,788	2,565	3,052	31	87	–	–	–	–	9,699	10,927
Revenues from services - intragroup	18	21	2	5	–	1	–	–	(20)	(27)	–	–
Total revenues from services	**7,121**	**7,809**	**2,567**	**3,057**	**31**	**88**	**–**	**–**	**(20)**	**(27)**	**9,699**	**10,927**
Revenues on construction contracts - third party	7	(19)		–		–		–		–	7	(19)
Revenues on construction contracts - intragroup	–	–	–	–	–	–	–	–	–	–	–	–
Total revenues on construction contracts	**7**	**(19)**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**7**	**(19)**
Total third-party revenues	7,513	8,185	3,007	3,616	31	87	–	–	–	–	10,551	11,888
Total intragroup revenues	18	22	2	4	–	1	–	–	(20)	(27)	–	–
Total revenues by operating segment	**7,531**	**8,207**	**3,009**	**3,620**	**31**	**88**	**–**	**–**	**(20)**	**(27)**	**10,551**	**11,888**

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013
Purchase of intangible assets	430	603	261	322	–	13	–	–	–	–	691	938
Purchase of tangible assets	747	744	265	275	4	5	–	–	–	–	1,016	1,024
Total capital expenditures	**1,177**	**1,347**	**526**	**597**	**4**	**18**	**–**	**–**	**–**	**–**	**1,707**	**1,962**

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 25
Segment reporting | 164

Headcount by Operating Segment

(number)	Domestic		Brazil		Media		Other Operations		Consolidated Total	
	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Headcount (*)	53,224	53,377	12,464	12,140	95	84	21	22	65,804	65,623

(*) The number of personnel at period-end does not include the headcount relating to Discontinued operations/Non-current assets held for sale.

Assets and liabilities by operating segment

(millions of euros)	Domestic		Brazil		Media		Other Operations		Adjustments and eliminations		Consolidated Total	
	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Non-current operating assets	44,465	44,878	6,447	5,971	262	207	5	7	(21)	(25)	51,158	51,038
Current operating assets	4,564	4,070	2,096	1,681	28	17	12	12	(26)	(26)	6,674	5,754
Total operating assets	49,029	48,948	8,543	7,652	290	224	17	19	(47)	(51)	57,832	56,792
Investments accounted for using the equity method	35	65	–	–	–	–	–	–	–	–	35	65
Discontinued operations/Non-current assets held for sale											3,041	3,528
Unallocated assets											9,268	9,835
Total Assets											70,176	70,220
Total operating liabilities	8,170	8,532	2,397	2,423	47	36	14	23	(141)	(48)	10,487	10,966
Liabilities directly associated with Discontinued operations/Non-current assets held for sale											1,258	1,561
Unallocated liabilities											37,799	37,507
Equity											20,632	20,186
Total Equity and Liabilities											70,176	70,220

b) Reporting by geographical area

(millions of euros)		Revenues				Non-current operating assets	
		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations	
		1st Half 2014	1st Half 2013	1st Half 2014	1st Half 2013	06/30/2014	12/31/2013
Italy	(a)	7,394	8,124	6,935	7,664	44,324	44,670
Outside Italy	(b)	3,157	3,764	3,616	4,224	6,834	6,368
Total	(a+b)	10,551	11,888	10,551	11,888	51,158	51,038

c) Information about major customers

None of the Telecom Italia Group's customers exceeds 10% of consolidated revenues.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 25
Segment reporting   165

Note 26
Related party transactions

The following tables show the figures relating to related party transactions and the impact of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.
Related party transactions, when not dictated by specific laws, were conducted at arm's length. The transactions were subject to an internal procedure (available for consultation on the Company's website at the following address: www.telecomitalia.com, section Governance – channel governance system) which establishes procedures and time scales for verification and monitoring.
On November 13, 2013, the Telecom Italia Group accepted the offer for the purchase of the entire controlling interest held in the Sofora – Telecom Argentina group; as a result, the investment was classified as Discontinued Operations (Discontinued operations/Non-current assets held for sale).

The effects on the individual line items of the separate consolidated income statements for the first half of 2014 and 2013 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2014

(millions of euros)	Total	Related Parties						Total related parties net of Disc.Op.	% of financial statement item
		Subsidiaries, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations		
	(a)							(b)	(b/a)
Revenues	10,551	4	350	–		354	(84)	270	2.6
Other income	183	–	5	–		5		5	2.7
Acquisition of goods and services	4,557	10	214	–		224	(43)	181	4.0
Employee benefits expenses	1,596	–	5	42	5	52	(3)	49	3.1
Finance income	865	–	42	–		42		42	4.9
Finance expenses	2,111	4	38	–		42		42	2.0
Profit (loss) from Discontinued operations/Non-current assets held for sale	260	(2)	40			38			

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS — FIRST HALF 2013

(millions of euros)	Total	Related Parties						Total related parties net of Disc.Op.	% of financial statement item
		Subsidiaries, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations		
	(a)							(b)	(b/a)
Revenues	11,888	6	479			485	(120)	365	3.1
Other income	108	–	–			–		–	–
Acquisition of goods and services	5,298	15	341			356	(81)	275	5.2
Employee benefits expenses	1,651	–	6	42	10	58	(4)	54	3.3
Finance income	1,418	–	55			55		55	3.9
Finance expenses	2,398	7	56			63		63	2.6
Profit (loss) from Discontinued operations/Non-current assets held for sale	170	(3)	38			35			

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of financial position of the Group at June 30, 2014 and at December 31, 2013 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 06/30/2014

(millions of euros)	Total	Related Parties						
		Subsidiaries, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						(b)	(b/a)
Net financial debt								
Non-current financial assets	(1,603)	(5)	(245)	–	(250)		(250)	15.6
Securities other than investments (current assets)	(1,366)	–	(49)	–	(49)		(49)	3.6
Financial receivables and other current financial assets	(252)	–	(21)	–	(21)		(21)	8.3
Cash and cash equivalents	(4,983)	–	(237)	–	(237)		(237)	4.8
Current financial assets	(6,601)	–	(307)	–	(307)		(307)	4.7
Discontinued operations/Non-current assets held for sale of a financial nature	(405)				–			–
Non-current financial liabilities	32,505	40	221	–	261		261	0.8
Current financial liabilities	4,913	55	259	–	314		314	6.4
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	28							–
Total net financial debt	28,837	90	(72)	–	18		18	0.1
Other statement of financial position line items								
Trade and miscellaneous receivables and other current assets	6,271	5	191	–	196	(35)	161	2.6
Discontinued operations/Non-current assets held for sale of a non-financial nature	2,636		35		35		35	1.3
Miscellaneous payables and other non-current liabilities	755	–	1	–	1		1	0.1
Trade and miscellaneous payables and other current liabilities	8,004	29	136	28	193	(24)	169	2.1
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	1,230	6	18		24			

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2013

(millions of euros)	Total	Related Parties						
		Subsidiaries, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						(b)	(b/a)
Net financial debt								
Non-current financial assets	**(1,256)**	**(6)**	**(116)**	**–**	**(122)**		**(122)**	9.7
Securities other than investments (current assets)	**(1,348)**	–	(39)		**(39)**		**(39)**	2.9
Financial receivables and other current financial assets	**(283)**	–	(11)	–	**(11)**		**(11)**	3.9
Cash and cash equivalents	**(5,744)**	–	(48)	–	**(48)**		**(48)**	0.8
Current financial assets	**(7,375)**	**–**	**(98)**	**–**	**(98)**		**(98)**	1.3
Discontinued operations/Non-current assets held for sale of a financial nature	**(657)**				**–**			–
Non-current financial liabilities	**31,084**	**56**	**150**	**–**	**206**		**206**	0.7
Current financial liabilities	**6,119**	**70**	**316**	**–**	**386**		**386**	6.3
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a financial nature	**27**							–
Total net financial debt	**27,942**	**120**	**252**	**–**	**372**		**372**	1.3
Other statement of financial position line items								
Trade and miscellaneous receivables and other current assets	**5,389**	6	238	–	**244**	(27)	**217**	4.0
Discontinued operations/Non-current assets held for sale of a non-financial nature	**2,871**		27		**27**			–
Miscellaneous payables and other non-current liabilities	**779**	–	2	–	**2**		**2**	0.3
Trade and miscellaneous payables and other current liabilities	**8,649**	61	214	24	**299**	(48)	**251**	2.9
Liabilities directly associated with Discontinued operations/Non-current assets held for sale of a non-financial nature	**1,534**	20	28		**48**			

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

The effects on the individual line items of the consolidated statements of cash flows for the first half of 2014 and 2013 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2014

(millions of euros)	Total	Related Parties						
		Subsidiaries, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	1,707	55	8		63		63	3.7

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS — FIRST HALF 2013

(millions of euros)	Total	Related Parties						
		Subsidiaries, companies controlled by associates and joint ventures	Other related parties (*)	Pension funds	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% of financial statement item
	(a)						(b)	(b/a)
Purchase of intangible and tangible assets on an accrual basis	1,962	57	8		65		65	3.3
Dividends paid	495		62	–	62		62	12.5

(*) Other related parties through directors, statutory auditors and key managers, and also as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance.

Transactions with associates and joint ventures

The economic, financial and equity relations with Italtel Group S.p.A. and ItaltelS.p.A. and its subsidiaries (Italtel group) are included below.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2014	1st Half 2013	TYPE OF CONTRACT
Revenues			
Italtel group	1	1	Provision of equipment rental, fixed and mobile telephone and outsourced communication services.
NordComS.p.A.	1	1	Fixed and mobile voice services, data network connections, outsourcing, I.C.T. products and services.
TeleleasingS.p.A. (in liquidation)	2	3	Sale of equipment.
Other minor companies	–	1	
Total revenues	**4**	**6**	
Acquisition of goods and services			
Italtel group	7	12	Supply and maintenance of switching equipment, software development and platforms upgrading, and customized products and services, as part of Telecom Italia offeringscustomers.
MovendaS.p.A.	1	–	Supply and specialist support for the development of the SIM-card, functional evolution of the Mercurius platform and software development
NordComS.p.A.	1	1	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers.
TeleleasingS.p.A. (in liquidation)	1	1	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
TM News S.p.A.	–	1	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APICOM News data flow).
Total acquisition of goods and services	**10**	**15**	
Finance expenses			
TeleleasingS.p.A. (in liquidation)	4	7	Interest expenses for finance leases of equipment and finance leases.
Total finance expenses	**4**	**7**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	06/30/2014	12/31/2013	TYPE OF CONTRACT
Net financial debt			
Non-current financial assets	5	6	Interest bearing loan with the Italtel group.
Non-current financial liabilities	40	56	Finance leases of equipment and finance leases with TeleleasingS.p.A. (in liquidation).
Current financial liabilities	55	70	Finance leases of equipment and finance leases with TeleleasingS.p.A. (in liquidation).
Other statement of financial position line items			
Trade and miscellaneous receivables and other current assets			
Italtel group	1	2	Supply of products and services, sale of products.
NordComS.p.A.	1	–	Fixed and mobile voice services, data network connections, outsourcing, I.C.T. products and services.
TeleleasingS.p.A. (in liquidation)	1	2	Sale of equipment.
TM News S.p.A.	1	1	Property leases and telecommunications services.
Other minor companies	1	1	
Total trade and miscellaneous receivables and other current assets	**5**	**6**	
Trade and miscellaneous payables and other current liabilities			
Italtel group	23	53	Supply relationships linked to Capex and Opex.
MovendaS.p.A.	2	2	Supply and specialist support for the development of the SIM-card, functional evolution of the Mercurius platform and software development
NordComS.p.A.		1	Supply and development of IT solutions, supply of rented equipment and IT services, and provision of customized services as part of Telecom Italia offerings to end customers.
TeleleasingS.p.A. (in liquidation)	3	3	Purchase of goods assigned under leasing arrangements with Telecom Italia customers.
TM News S.p.A.	1	1	Supply of information content for the TimSpot service, services and photos for intranet, (APICOM).
Other minor companies	–	1	
Total trade and miscellaneous payables and other current liabilities	**29**	**61**	

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	1st Half 2014	1st Half 2013	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis			
Italtel group	54	56	Purchase of equipment.
MovendaS.p.A.	1	1	Acquisition from other minor companies.
Total purchase of intangible and tangible assets on an accrual basis	**55**	**57**	

Transactions with other related parties (both through directors, statutory auditors and key managers and as participants in shareholders' agreements pursuant to Article 122 of the Consolidated Law on Finance)

The "Procedure for carrying out transactions with related parties" – pursuant to the Regulation containing the provisions on related party transactions adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties according to the accounting principles, participate in significant shareholders' agreements according to art. 122 of the Consolidated Law on Finance, which govern the candidacy to the position of director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

With the renewal of the board of directors at the shareholders' meeting of April 16, 2014 the companies headed by the new directors Francesca Cornelli, Laura Cioli, Luca Marzotto and Giorgio Valerio shall also be considered as related parties.
On December 13, 2013, the Board Director CèsarAliertaIzuel, through whom Telecom Italia was a related party of the companies of the China Unicom group, tendered his resignation. As a result those companies are no longer considered related parties.
The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2014	1st Half 2013	TYPE OF CONTRACT
Revenues			
Generali group	45	46	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings.
IntesaSanpaolo group	25	33	Telephone services, MPLS data and international network, ICT services and Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	3	3	Telephone and MPLS data network services and marketing of data and VoIP devices and marketing of equipment for fixed and mobile networks.
Telefónica group	277	397	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software.
Total revenues	**350**	**479**	
Other income			
Generali group	4	–	Damage compensation.
Telefónica group	1		Other income from minor entries.
Total other income	**5**	**–**	
Acquisition of goods and services			
Cartasi group	1		Fees for top-ups services of prepaid mobile users.
Generali group	17	18	Insurance premiums and property leases.
IntesaSanpaolo group	4	6	Factoring fees, fees for telephone card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	1	2	Credit recovery activities.
Telefónica group	191	315	Interconnection and roaming services, site sharing, co-billing agreements, broadband linesharing and unbundling.
Total acquisition of goods and services	**214**	**341**	
Employee benefits expenses	**5**	**6**	Non-obligatory employee insurance taken out with the Generali group.
Finance income			
IntesaSanpaolo group	30	42	Bank accounts, deposits and hedgingand non-hedgingderivatives.
Mediobanca group	5	13	Bank accounts, deposits and hedgingand non-hedgingderivatives.
Telefónica group	7		Finance leases
Total finance income	**42**	**55**	
Finance expenses			
IntesaSanpaolo group	31	44	Term Loan Facility, Revolving Credit Facility, hedging and non-hedgingderivatives, loans and bank accounts.
Mediobanca group	7	12	Term Loan Facility and Revolving Credit Facility and hedgingand non-hedgingderivatives.
Total finance expenses	**38**	**56**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	06/30/2014	12/31/2013	TYPE OF CONTRACT
Net financial debt			
Non-current financial assets			
IntesaSanpaolo group	167	101	Hedging derivatives.
Mediobanca group	14	15	Hedging derivatives.
Telefónica group	64		Finance leases
Total non-current financial assets	**245**	**116**	
Securities other than investments (current assets)			
Generali group	4	4	Bonds.
IntesaSanpaolo group	25	12	Bonds.
Mediobanca group	9	14	Bonds.
Telefónica group	11	9	Bonds.
Securities other than investments (current assets)	**49**	**39**	
Financial receivables and other current financial assets			
IntesaSanpaolo group	15	10	Hedging derivatives.
Mediobanca group	1	1	Hedging derivatives.
Telefónica group	5		Finance leases
Total financial receivables and other current financial assets	**21**	**11**	
Cash and cash equivalents	**237**	**48**	Bank accounts and deposits with IntesaSanpaolo group.
Non-current financial liabilities			
IntesaSanpaolo group	196	136	Revolving Credit Facility, hedging derivatives and loans.
Mediobanca group	25	14	Revolving Credit Facility and hedging derivatives.
Total non-current financial liabilities	**221**	**150**	
Current financial liabilities			
IntesaSanpaolo group	193	253	Current accounts, hedging derivatives and payables to other lenders.
Mediobanca group	66	63	Hedging derivatives.
Total current financial liabilities	**259**	**316**	

(millions of euros)	06/30/2014	12/31/2013	TYPE OF CONTRACT
Other statement of financial position line items			
Trade and miscellaneous receivables and other current assets			
Generali group	33	24	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings.
IntesaSanpaolo group	82	112	Factoring services, supply of telephone, MPLS and international data network services, ICT services, Microsoft licenses, Internet connectivity and high-speed connections.
Mediobanca group	1	2	Telephone and MPLS data network services and marketing of data devices and sale of equipment for fixed and mobile networks.
Telefonica group	75	100	Interconnection services, roaming, broadband access fees, supply of "IRU" transmission capacity and software.
Total trade and miscellaneous receivables and other current assets	**191**	**238**	
Miscellaneous payables and other non-current liabilities	**1**	**2**	Deferred income relating to the supply of "IRU" transmission capacity to the Telefónica group.
Trade and miscellaneous payables and other current liabilities			
Cartasi group	1		Fees for top-ups services of prepaid mobile users.
Generali group	3	5	Deferred income relating to outsourcing of data networks and centralized and peripheral telephony systems.
IntesaSanpaolo group	69	135	Factoring fees, fees for telephone card top-ups/activation and commissions for payment of telephone bills by direct debit and collections via credit cards.
Mediobanca group	2	1	Credit recovery activities.
Telefónica group	61	73	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling.
Total trade and miscellaneous payables and other current liabilities	**136**	**214**	

(millions of euros)	1st Half 2014	1st Half 2013	TYPE OF CONTRACT
Purchase of intangible and tangible assets on an accrual basis	**8**	**8**	Acquisition of transmission capacity fromTelefónica group.
Dividends paid			
Telco		60	
Other minor companies		2	
Total dividends paid	**–**	**62**	

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2014	1st Half 2013	TYPE OF CONTRACT
Employee benefits expenses			Contributions to pension funds.
Fontedir	6	6	
Telemaco	34	34	
Other pension funds	2	2	
Total employee benefits expenses	**42**	**42**	

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	06/30/2014	12/31/2013	TYPE OF CONTRACT
Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds.
Fontedir	4	4	
Telemaco	23	20	
Other pension funds	1	-	
Trade and miscellaneous payables and other current liabilities	**28**	**24**	

Remuneration to Key Managers

In the first half of 2014, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by subsidiaries of the Group in respect of key managers amounts to 4.7 million euros (9.8 million euros in the first half of 2013), broken down as follows:

(millions of euros)	1st Half 2014	1st Half 2013
Short-term remuneration	4.3	6.0
Long-term remuneration	0.2	0.7
Employment termination benefit incentives		2.7
Share-based payments (*)	0.2	0.4
	4.7	9.8

(*) These refer to the fair value of the rights, accrued to June 30, under the share-based incentive plans of Telecom Italia S.p.A. and its subsidiaries (LTI 2011/2012).

The amounts shown in the table for the first half of 2014 do not include the effects of the cancellation of the assessments pertaining to the 2011 LTI Plan carried out in 2011, 2012 and 2013, due to the failure to achieve the three-year performance targets. These are broken down below:
- Long-term remuneration of -1.4 million euros
- Share-based paymentsof -1.2 million euros

Short-term remuneration is paid during the period it pertains to, and, at the latest, within the six months following the end of that period. Long-term remuneration is paid when the related right becomes vested.

In the first half of 2014, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amounted to 108,000 euros (338,000 euros in the first half of 2013).

In the first half of 2014, the "Key managers", that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:

Giuseppe Recchi	(1)	Chairman of Telecom Italia S.p.A.
Marco Patuano		Managing Director and Chief Executive Officer of Telecom Italia S.p.A.

Managers:

Rodrigo Modesto de Abreu	DiretorPresidente Tim Participações
Simone Battiferri	Head of Business
Franco Brescia	Head of Public & Regulatory Affairs
Antonino Cusimano	Head of Corporate Legal Affairs
Stefano De Angelis	Dirección General Ejecutiva (CEO) Telecom Argentina
Mario Di Loreto	Head of People Value
Giuseppe Roberto Opilio	Head of Technology
PiergiorgioPeluso	Head of Administration, Finance and Control
Luca Rossetto	Head of Consumer
Alessandro Talotta	Head of National Wholesale Services
Paolo Vantellini	Business Support Officer

(1) from April 16, 2014

Note 27
Equity compensation plans

Equity compensation plans in effect at June 30, 2014 and at December 31, 2013 are used for retention purposes and as a long-term incentive for the managers and employees of the Group.
However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at June 30, 2014.
The plans in place at June 30, 2014 are summarized below. For further details on the plans already in place at December 31, 2013, please refer to the consolidated financial statements of the Telecom Italia Group at that date.

Description of stock option plans

- **Telecom Italia S.p.A. Top 2008 Stock Option Plan**
  The option rights to Telecom Italia ordinary shares at a price of 1.95 euros were granted during the year 2008 to the then Chairman and Chief Executive Officer. The options totaled 8,550,000.
  The exercise period ended on April 15, 2014 and all the options lapsed.

- **Tim Participações S.A. Stock Option Plan**

  2011 Plan
  The incentive plan for managers in key positions in Tim Participações S.A. and its subsidiaries grants options to purchase Tim Participações S.A. shares. The base exercise price per share is 8.84 reais and is subject to a pre-set discount or appreciation according to the trend of relative performance.
  Exercise of the options is subject to achieving two objectives simultaneously:
  – the increase in value of the company's ordinary shares and
  – the performance of the prices of the company's shares against a reference index.
  Performance targets refer to the three years 2011-2013 and performance is recorded in July of each year.
  The options are exercisable up to six years starting from the grant date; the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.
  At June 30, 2014, a total of 1,043,812 options could be considered as vested. Until this date no options were exercised.

  2012 Plan
  On September 5, 2012, the shareholders' meeting of Tim Participações S.A. approved the second granting of stock options for managers in key positions in the company and its subsidiaries. In keeping with the structure of the plan initiated in 2011, the exercise of the options is subordinate to the simultaneous achievement of two performance targets:
  – absolute performance: increase in the value of Tim shares.
  – relative performance: performance of Tim shares against a benchmark index composed of TLC and Media Technology companies listed on the Bovespa and in the Bovespa index.
  The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.
  In relation to the options assigned in 2012, a third of these options can be exercised at the end of September 2013, another third from September 2014 and the remaining third after September 2015. Performance targets refer to the three years 2012-2014, measured in August of each year.
  On the grant date of September 5, 2012, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period July 1 to August 31, 2012.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 27
Equity compensation plans 177

On September 5, 2012, the grantees of the options were granted the right to purchase a total of 2,661,752 shares.

At June 30, 2014, a total of 502,205 options could be considered as vested. Up to that date no options have been exercised.

2013 Plan

On July 21, 2013, the shareholders' meeting of Tim Participações S.A. approved the third granting of stock options for managers in key positions in the company and its subsidiaries. In continuation of the structure of the plans launched in 2011 and 2012, the exercise of the options is subject to the simultaneous achievement of the objectives of increase in the value of Tim shares and their performance against a benchmark index composed of TLC and Media Technology companies listed on the Bovespa and the Bovespa index.

The period of validity of the options is 6 years and the company does not have the legal obligation to repurchase or settle the options in cash or in any other form.

In relation to the options assigned in 2013, a third of these options will be exercisable at the end of July 2014, another third from July 2015 and the remaining third after July 2016. Performance targets refer to the three years 2013-2015, measured in July of each year.

On the grant date of July 30, 2013, the exercise value of the options granted was calculated using the average weighted price of the shares of Tim Participações S.A.. This average considers the traded volume and the trading price of the shares of the company during the period of 30 days prior to July 20, 2013.

On July 30, 2013, the grantees of the options were granted the right to purchase a total of 2,943,121 shares.

At June 30, 2014, no options could be considered as vested.

Description of other Telecom Italia S.p.A. equity compensation plans

- **Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)**

  The Plan awards a cash bonus based on three-year performance measured against pre-set targets to a selected number of Group management. The incentive period ended on December 31, 2012 and, consequently, on March 7, 2013 the board of directors verified the vesting of the right to the bonus for the 117 beneficiaries of the Plan. The total amount vested was 691,853 euros, with the option to invest 50% of the bonus awarded in the subscription for Telecom Italia ordinary shares at a market price set at 0.60 euro. At the end of the rights issue a total of 204,151 shares were issued with an equal maximum number of matching shares, to be granted as bonus shares in 2015, if the beneficiary retains ownership of said shares during the two year period and maintains the employment relationship with Group companies. At June 30, 2014 the maximum number of matching shares issuable was 188,706 shares.

- **Long Term Incentive Plan 2011 (LTI Plan 2011)**

  On March 6, 2014 the Board of Directors of Telecom Italia S.p.A. determined that the levels for the incentive targets had not been reached. As a result, the rights relating to the LTI Plan 2011 were forfeited in full.

- **Long Term Incentive Plan 2012 (LTI Plan 2012)**

  In keeping with the long-term rolling incentive structure decided in 2011, the shareholders' meeting held on May 15, 2012 approved the LTI Plan 2012-2014. The Plan covers Top Management and Selected Management and excludes Executive Directors.

  The objective of the plan is to reinforce the connection between management's compensation and, on one hand, company performance defined in the industrial plan 2012-2014 measured by the cumulative Free Cash Flow in the three years 2012-2014 (so-called absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (measured by the Total Shareholder Return (so-called relative performance: 65% weighted).

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 27
Equity compensation plans | 178

The plan calls for granting:

– to Selected Management a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and a grant of bonus matching shares when specific conditions are met two years after subscription;

– to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years.

At June 30, 2014 the Plan covered 17 Top Managers and 120 Managers. At the same date, the estimated maximum incentive for the two categories of incentive beneficiaries was equal to:

– for Selected Management a total maximum bonus of 8,695,800 euros; the maximum value of the investment at market price, and the relative increase in capital in cash, corresponded to an amount of 4,347,900 euros; this same amount is the maximum value of the bonus grant of shares and the relative bonus increase in capital;

– for Top Management, a total maximum bonus of 5,990,700 euros, of which the maximum equivalent amount of the bonus grant, and the relative bonus increase in capital is 2,995,350 euros.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 27
Equity compensation plans   179

Note 28
Significant non-recurring events and transactions

The effect of non-recurring events and transactions of the first half of 2014 on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 of July 28, 2006.

(millions of euros)		Equity	Profit (loss) for the period	Net financial debt carrying amount	Cash flows (*)
Amount – financial statements	**(a)**	**20,632**	**832**	**28,837**	**(1,075)**
Other income		72	72	–	–
Sundry expenses		(1)	(1)	107	(107)
Restructuring expenses – Employee benefits expenses		–	–	11	(11)
Gains on disposals of non-current assets		26	26	(71)	71
Fair value measurement of the investment in Trentino NGN S.r.l.		6	6	–	–
Total impact – (excluding Discontinued operations)	**(b)**	**103**	**103**	**47**	**(47)**
Income/(Expenses) relating to Discontinued operations	**(c)**	**(2)**	**(2)**	**32**	**(32)**
Figurative amount – financial statements	**(a–b-c)**	**20,531**	**731**	**28,758**	**(996)**

(*) Cash flows refer to the increase (decrease) in Cash and Cash equivalents during the year.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Half 2014	1st Half 2013
Operating revenues and other income:		
Other income	72	–
Acquisition of goods and services, other operating expenses, change in inventories:		
Sundry expenses	(1)	(85)
Employee benefits expenses:		
Restructuring expenses	–	(21)
Impact on EBITDA	**71**	**(106)**
Gains (losses) on non-current assets:		
Gains on disposals of non-current assets	38	–
Losses on disposals of non-current assets	–	(105)
Impairment reversals (losses) on non-current assets:		
Impairment loss on Core Domestic goodwill	–	(2,187)
Impact on EBIT	**109**	**(2,398)**
Other income (expenses) from investments:		
Fair value measurement of the investment in Trentino NGN S.r.l.	11	–
Impact on profit (loss) before tax from continuing operations	**120**	**(2,398)**
Effect on income taxes on non-recurring items	(17)	6
Other Income/(Expenses) relating to Discontinued operations	(2)	3
Impact on profit (loss) for the period	**101**	**(2,389)**

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 28
Significant Non Recurring Events and Transactions | 181

Note 29
Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first half of 2014 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Telecom Italia Group
Half-Year Condensed Consolidated Financial Statements
at June 30, 2014

Note 29
Positions or transactions resulting from atypical and/or
unusual operations | **182**

Note 30
Other information

a) Exchange rates used to translate the financial statements of foreign operations (*)

(local currency against 1 euro)		Period-end exchange rates (statements of financial position)		Average exchange rates for the period (income statements and statements of cash flows)	
		06/30/2014	12/31/2013	1st Half 2014	1st Half 2013
Europe					
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK	Czech koruna	27.45300	27.42700	27.44471	25.69659
HUF	Hungarian forint	309.30000	297.04000	306.87217	296.14512
CHF	Swiss franc	1.21560	1.22760	1.22143	1.22956
TRY	Turkish lira	2.89690	2.96050	2.96725	2.37969
GBP	Pound sterling	0.80150	0.83370	0.82150	0.85043
RON	Romanian leu	4.38300	4.47100	4.46419	4.39152
North America					
USD	U.S. dollar	1.36580	1.37910	1.37076	1.31286
Latin America					
VEF	Venezuelan bolivar	10.60000	8.67744	8.86003	7.53767
BOB	Bolivian boliviano	9.43768	9.52958	9.47197	9.14276
PEN	Peruvian nuevo sol	3.81248	3.85865	3.83837	3.43655
ARS	Argentine peso	11.10680	8.98914	10.72408	6.72696
CLP	Chilean peso	753.62900	724.76900	757.94182	628.30981
COP	Colombian peso	2,568.26000	2,664.42000	2,685.64837	2,397.79337
MXN	Mexican peso	17.71240	18.07310	17.97879	16.49006
BRL	Brazilian real	3.00817	3.23068	3.14956	2.66695
PYG	Paraguayan guarani	5,993.13000	6,323.17000	6,128.57488	5,440.95406
UYU	Uruguayan peso	31.25360	29.54580	30.92298	25.43524
Other countries					
ILS	Israeli shekel	4.69600	4.78800	4.77170	4.81639

(*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

Telecom Italia Group
Half-Year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 30
Other information   183

b) Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	1st Half 2014	1st Half 2013
Research and development costs expensed during the period	28	21
Development costs capitalized	399	327
Total research and development costs (expensed and capitalized)	427	348

The increase for 2014 was primarily linked to the diffusion and development work conducted on the next generation networks, such as LTE and NGAN.

Moreover, in the separate consolidated income statement for the period, amortization charges are recorded for development costs, capitalized during the period and in prior years, for an amount of 342 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Report on Operations (Sustainability Section).

Note 31
Events subsequent to June 30, 2014

2014 Broad-Based Share Ownership Plan

The offer of ordinary shares to employees - for the maximum amount of 54 million shares as approved by the Board of Directors of March 6, 2014 in implementation of the mandate received from the Shareholders' Meeting of April 17, 2013 - took place from June 26 to July 10 2014 and was subscribed by over 18,000 employees (around 34% of those entitled). The ordinary shares were offered for subscription at a price of 0.84 euros.

On July 31, 2014, a total of 53,911,926 Telecom Italia ordinary shares were issued, corresponding to 0.40% of the capital for the class.

Following this operation, the overall quantity of Telecom Italia ordinary shares issued is 13,470,955,451 and the share capital of Telecom Italia amounts to 10,723,391,861.60 euros.

Factoring without recourse of tax receivables

On August 4, 2014 Telecom Italia S.p.A. factored tax credits (for "IRES" tax) on a non-recourse basis for an overall nominal amount of around 303 million euros. The Company requested the refund of these receivables, relative to years prior to 2012, pursuant to art. 6 of Legislative Decree 185/2008 and art. 2 of Legislative Decree 214/2001 (as amended by Legislative Decree 16/2012) and posted them in the 2012 financial statements. The factoring agreement provides for payment of a consideration that represents approximately 76% of the face value of the receivables. The factor is MediocreditoItalianoS.p.A., a company of the IntesaSanpaolo Group. The Mediocredito offer was the best of those received following a comprehensive selection process which involved Italian and foreign financial institutions and investment funds.

The non-recourse factoring will allow Telecom Italia to immediately collect a receivable with long-term collection times and therefore reduce the financial debt by an amount equal to the price of the sale and post the factoring discount in the income statement.

Mediocredito is a related party of Telecom Italia according to the relevant Procedure adopted by the Company. In the meeting of June 25, 2014 the Control and Risk Committee examined and agreed upon the process for selecting the factor. The Committee was then informed of the outcome of the selection on August 4. As the factoring of tax receivables, in addition to trade receivables factoring with advance payment carried out from January 1 to July 31, 2014, both of them towards companies of the IntesaSanpaolo group, exceeded the threshold of major significance according to the equivalent value criterion, the obligation arises for the Company to prepare a specific information document, which will be published within the time limits set in the applicable regulations.

Note 32
List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.
The list is divided by type of investment, consolidation method and operating segment.
The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage ownership of share capital, the percentage of voting rights in the ordinary shareholders' meeting if different than the percentage holding of share capital, and which companies hold the investment.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY						
TELECOM ITALIA S.p.A.	MILAN (ITALY)	EUR	10,693,740,302			
SUBSIDIARIES CONSOLIDATED LINE-BY-LINE						
DOMESTIC BU						
4G RETAIL S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TURIN (ITALY)	EUR	2,402,241	100.0000		TLC COMMERCIAL SERVICES S.r.l.
ADVALSO S.p.A. (design, manufacturing and servicing of telecommunication services and products)	IVREA TURIN (ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.
ADVANCED CARING CENTER S.r.l. (telemarketing's activities and development, market research and surveys)	ROME (ITALY)	EUR	2,540,100	100.0000		TELECONTACT CENTER S.p.A.
FLAGSHIP STORE BOLOGNA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLOGNA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE BOLZANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLZANO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE CATANIA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	CATANIA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE FIRENZE 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	FLORENCE (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MODENA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MODENA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE ROMA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY) (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE ROMA 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE SANREMO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	SANREMO IMPERIA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE TARANTO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TARANTO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE TORINO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TURIN (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE VERONA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VERONA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE VICENZA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VICENZA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
H.R. SERVICES S.r.l. (personnel training and services)	L'AQUILA (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
LAN MED NAUTILUS Ltd (telecommunications services, installation and maintenance of submarine cable systems, managed bandwidth services)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS ARGENTINA S.A. (managed bandwidth services)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000 5.0000		LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE S.p.A.
LATIN AMERICAN NAUTILUS BOLIVIA SrL (managed bandwidth services)	LA PAZ (BOLIVIA)	BOB	1,747,600	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL Ltda (managed bandwidth services)	RIO DE JANEIRO (BRAZIL)	BRL	6,850,598	99.9999 0.0001		LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,844,866	99.9999 0.0001		LAN MED NAUTILUS Ltd TELECOM ITALIA SPARKLE S.p.A.

Telecom Italia Group
Half-year Condensed Consolidated Financial
Statements
at June 30, 2014

Note 32
List of companies of the Telecom Italia Group | 186

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
LATIN AMERICAN NAUTILUS CHILE S.A. (managed bandwidth services)	SANTIAGO (CHILE)	CLP	5,852,430,960	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS COLOMBIA Ltda (managed bandwidth services)	BOGOTA' (COLOMBIA)	COP	240,225,000	99.9999 0.0001		LAN MED NAUTILUS Ltd LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS PANAMA S.A. (managed bandwidth services)	PANAMA	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS PERU' S.A. (managed bandwidth services)	LIMA (PERU')	PEN	16,109,788	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS PUERTO RICO LLC (managed bandwidth services)	SAN JUAN (PORTO RICO)	USD	50,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS St. Croix LLC (managed bandwidth services)	VIRGIN ISLANDS (UNITED STATES)	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS USA Inc. (managed bandwidth services)	MIAMI (UNITED STATES)	USD	10,000	100.0000		LAN MED NAUTILUS Ltd
LATIN AMERICAN NAUTILUS VENEZUELA C.A. (managed bandwidth services)	CARACAS (VENEZUELA)	VEF	981,457	100.0000		LAN MED NAUTILUS Ltd
MED 1 (NETHERLANDS) B.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		LAN MED NAUTILUS Ltd
MED 1 ITALY S.r.l. (construction and management of submarine cables in Italian territorial waters)	ROME (ITALY)	EUR	548,477	100.0000		MED 1 (NETHERLANDS) B.V.
MED 1 SUBMARINE CABLES Ltd (construction and management of the submarine cable lev1)	RAMAT GAN (ISRAEL)	ILS	55,886,866	100.0000		TELECOM ITALIA SPARKLE S.p.A.
MEDITERRANEAN NAUTILUS BULGARIA EOOD (telecommunications services)	SOFIA (BULGARIA)	BGN	100,000	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS GREECE S.A. (telecommunications services)	ATHENS (GREECE)	EUR	111,600	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS ISRAEL Ltd (international wholesale telecommunication services)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		LAN MED NAUTILUS Ltd
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	TAKSIM ISTANBUL (TURKEY)	TRY	5,639,065	100.0000		LAN MED NAUTILUS Ltd
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI S.p.A.
OLIVETTI ENGINEERING S.A. (in liquidation) (products research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A. (in liquidation)
OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI S.p.A.
OLIVETTI FRANCE S.A.S. (sale of office equipment)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI S.p.A.
OLIVETTI I-JET S.p.A. (in liquidation) (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA) (ITALY)	EUR	16,500,000	100.0000		OLIVETTI S.p.A.
OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI S.p.A. (manufacture and sale of products and accessories for information technology)	IVREA TURIN (ITALY)	EUR	13,200,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UNITED KINGDOM)	GBP	6,295,712	100.0000		OLIVETTI S.p.A.
TELECOM ITALIA DIGITAL SOLUTIONS S.p.A. (networking systems and telecommunications)	ROME (ITALY)	EUR	7,224,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INFORMATION TECHNOLOGY S.r.l. (planning, design, installation running of computer services)	ROME (ITALY)	EUR	3,400,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (NETHERLANDS)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SAN MARINO S.p.A. (telecommunications services in San Marino)	ROVERETA-FALCIANO (SAN MARINO)	EUR	1,808,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE CZECH S.R.O. (telecommunications services)	PRAGUE (CZECH REPUBLIC)	CZK	6,720,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE EST S.R.L. (telecommunications services)	BUCHAREST (ROMANIA)	RON	3,021,560	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE HUNGARY K.F.T. (in liquidation) (telecommunications services)	BUDAPEST (HUNGARY)	HUF	2,870,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC. (telecommunications and promotional services)	NEW YORK (UNITED STATES)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunications services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA, INC.
TELECOM ITALIA SPARKLE SLOVAKIA S.R.O. (telecommunications services)	BRATISLAVA (SLOVAKIA)	EUR	300,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA TRUST TECHNOLOGIES S.r.l. (former I.T. TELECOM S.r.l.) (other service activities connected with NCA information technology)	POMEZIA ROME (ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	3,000,000	100.0000		TELECOM ITALIA S.p.A.
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephone services)	BORGO MAGGIORE (SAN MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
TELENERGIA S.r.l. (import, export, purchase, sale and exhange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of electronic equipment and systems for encrypted telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	2,200,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNIKATIONDIENSTE GmbH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
TIESSE S.c.p.A. (installation and assistance for electronic, computer, telematic and telecommunication equipment)	IVREA TURIN (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.
TIS FRANCE S.A.S. (installation and management of telecommunications services for fixed network and related activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TLC COMMERCIAL SERVICES S.r.l. (acquisition and management of investment holdings involved in the marketing of products and services in the field of telecommunications and ICT)	ROME (ITALY)	EUR	500,000	100.0000		TELECOM ITALIA S.p.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (value-added and networking services)	LONDON (UNITED KINGDOM)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services and promotional services)	SAO PAULO (BRAZIL)	BRL	8,909,639	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd
TRENTINO NGN S.r.l. (design, construction, building and supply of fiber optic access network to operators and investments, real estate, commercial and financial operations)	TRENTO (ITALY)	EUR	96,043,000	97.3970		TELECOM ITALIA S.p.A.
BRAZIL BU						
INTELIG TELECOMUNICAÇÕES Ltda (telecommunications services)	RIO DE JANEIRO (BRAZIL)	BRL	4,041,956,045	99.9999 0.0001		TIM PARTICIPAÇÕES S.A. TIM CELULAR S.A.
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,169,029,859	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TIM CELULAR S.A. (telecommunications services)	SAO PAULO (BRAZIL)	BRL	9,434,215,720	100.0000		TIM PARTICIPAÇÕES S.A.
TIM PARTICIPAÇÕES S.A. (investment holding company)	RIO DE JANEIRO (BRAZIL)	BRL	9,886,886,593	66.6975 0.0329		TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. TIM PARTICIPAÇÕES S.A.
MEDIA BU						
BEIGUA S.r.l. (purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
RETE A S.p.A. (telecommunications and broadcasting activities)	MILAN (ITALY)	EUR	13,198,000	100.0000		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
TELECOM ITALIA MEDIA BROADCASTING S.r.l. (now PERSIDERA S.p.A.) (purchase, sale, management and maintenance of installations for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	21,428,572	70.0000		TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA MEDIA S.p.A. (development and sale of products in the publishing industry, gathering and sale of advertising, management of all activities concerning the treatment and handling of information)	ROME (ITALY)	EUR	15,902,324	71.6909 2.1417	75.4553 2.2557	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
TIMB2 S.r.l. (management of television frequency user licenses)	ROME (ITALY)	EUR	10,000	99.0000 1.0000		TELECOM ITALIA MEDIA BROADCASTING S.r.l. TELECOM ITALIA MEDIA S.p.A.
OTHER OPERATIONS						
EMSA SERVIZI S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
OFI CONSULTING S.r.l. (administrative consulting)	IVREA TURIN (ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA TURIN (ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
PURPLE TULIP B.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	18,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TELECOM ITALIA CAPITAL S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	2,336,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (investment holding company)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA FINANCE IRELAND Ltd (finance company)	DUBLIN (IRELAND)	EUR	1,360,000,000	100.0000		TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA FINANCE S.A. (finance company)	LUXEMBOURG (LUXEMBOURG)	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INTERNATIONAL N.V. (investment holding company)	AMSTERDAM (NETHERLANDS)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA LATAM PARTICIPAÇÕES E GESTÃO ADMINISTRATIVA LTDA (telecommunications and promotional services)	SAO PAULO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
TIAUDIT COMPLIANCE LATAM S.A. (in liquidation) (internal auditing)	RIO DE JANEIRO (BRAZIL)	BRL	1,500,000	69.9996 30.0004		TELECOM ITALIA S.p.A. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.
TIERRA ARGENTEA S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	141,326,773	83.1225 16.8775		TELECOM ITALIA INTERNATIONAL N.V. TELECOM ITALIA S.p.A.
SUBSIDIARIES HELD FOR SALE						
MICRO SISTEMAS S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	760,000	99.9900 0.0100		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.
NORTEL INVERSORA S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	68,008,550	78.3784	100.0000	SOFORA TELECOMUNICACIONES S.A.
NUCLEO S.A. (mobile telephony services)	ASUNCIÓN (PARAGUAY)	PYG	146,400,000,000	67.5000		TELECOM PERSONAL S.A.
SOFORA TELECOMUNICACIONES S.A. (investment holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	35.5000 32.5000		TELECOM ITALIA INTERNATIONAL N.V. TELECOM ITALIA S.p.A.
TELECOM ARGENTINA S.A. (telecommunications services)	BUENOS AIRES (ARGENTINA)	ARS	984,380,978	54.7417 1.5463		NORTEL INVERSORA S.A. TELECOM ARGENTINA S.A.
TELECOM ARGENTINA USA Inc. (telecommunications services)	DELAWARE (UNITED STATES)	USD	219,973	100.0000		TELECOM ARGENTINA S.A.
TELECOM PERSONAL S.A. (mobile telephony services)	BUENOS AIRES (ARGENTINA)	ARS	310,514,481	99.9923 0.0077		TELECOM ARGENTINA S.A. NORTEL INVERSORA S.A.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD						
AREE URBANE S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	100,000	31.6500 0.9700		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l. (insurance brokers)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
BALTEA S.r.l. (bankrupt) (manufacture and sale of office equipment and information and telecommunications services)	IVREA TURIN (ITALY)	EUR	100,000	49.0000		OLIVETTI S.p.A.
CONSORZIO E O (in liquidation) (professional training)	ROME (ITALY)	EUR	13,113	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO INITALIA (in liquidation) (research, study, design, product development and ICT solutions devoted to initiatives characterized by a great economic relevance or by an innovative and complex nature)	ROME (ITALY)	EUR	200,000	25.0000		OLIVETTI S.p.A.
IM.SER S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
ITALTEL GROUP S.p.A. (investment holding company)	SETTIMO MILANESE MILAN (ITALY)	EUR	825,695	34.6845	19.3733	TELECOM ITALIA FINANCE S.A.
ITALTEL S.p.A. (telecommunication systems)	SETTIMO MILANESE MILAN (ITALY)	EUR	2,000,000	(*)		TELECOM ITALIA S.p.A.
MOVENDA S.p.A. (technological platforms for the development of mobile internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA FINANCE S.A.
NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (in liquidation) (financial leasing of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		TELECOM ITALIA S.p.A.
TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991 2.1027		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l. (in liquidation) (real estate management)	MILAN (ITALY)	EUR	10,000	49.4700		TELECOM ITALIA S.p.A.
TM HOLDING NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	1,120,000	40.0000		TELECOM ITALIA MEDIA S.p.A.

(*) Associated company over which Telecom Italia S.p.A. has significant influence pursuant to IAS 28 (Investments in associates and joint ventures).

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2014

Note 32
List of companies of the Telecom Italia Group
189

Certification of the Half-year Condensed Consolidated Financial Statements at June 30, 2014 pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

1. We, the undersigned, Giuseppe Recchi, as chairman, Marco Patuano, as Chief Executive Officer, and PiergiorgioPeluso, as Manager responsible for preparing Telecom Italia S.p.A.'s financial reports, certify, having also considered the provisions of art. 154-*bis*, paragraphs 3 and 4, of Legislative Decree 58 of February 24, 1998:

    * the adequacy in relation to the characteristics of the company and
    * the effective application

    of the administrative and accounting procedures used in the preparation of the half-year condensed consolidated financial statements for the period January 1 – June 30, 2014.

2. Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework Model (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3. The undersigned also certify that:
    3.1 the half-year condensed consolidated financial statements at June 30, 2014:
       a) are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council of July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy also with reference to the measures enacted for the implementation of art. 9 of Legislative Decree 38 of February 28, 2005;
       b) agree with the results of the accounting records and entries;
       c) provide a true and fair view of the financial condition, the results of operations and the cash flows of the Company and its consolidated subsidiaries;
    3.2 the interim management report contains a reliable analysis of important events which took place during the first six months of 2014 and their impact on the half-year condensed consolidated financial statements at June 30, 2014, together with a description of the principal risks and uncertainties for the remaining six months of 2014. The interim management report also contains a reliable analysis of information concerning significant related party transactions.

August 5, 2014

Chairman	Chief Executive Officer	Manager responsible for preparing the Company's financial reports
_____/signed/_____	_____/signed/_____	_____/signed/_____
Giuseppe Recchi	Marco Patuano	PiergiorgioPeluso

Telecom Italia Group
Half-year Condensed Consolidated Financial Statements
at June 30, 2014

Certification of the Half-year Condensed
Consolidated Financial Statements at
June 30, 2014 | 190

Useful information

Free copies of this report can be obtained by:

Phone	Free number 800 020 220 (for calls inside Italy) or +39 011 2293603 (for calls outside Italy) available for shareholder information and assistance
E-mail	ufficio.soci@telecomitalia.it
Internet	Users can access the Half-year Financial Report at June 30, 2014 at the following URL: www.telecomitalia.com Information can also be obtained about Telecom Italia and its products and services at the following address: www.telecomitalia.it
Investor Relations	+39 02 85954131 +39 02 85954132 (fax) investor_relations@telecomitalia.it

TELECOM ITALIA
Registered Office Piazza degli Affari 2 - Milan
Headquarters and Secondary Office in Corsod'Italia 41 - Rome
PEC (Certified Electronic Mail) box: telecomitalia@pec.telecomitalia.it
Share Capital 10,693,740,302.30euros, fully paid up
Tax Code/VAT no. and Milan Companies Register file no. 00488410010